7/12

05011266

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bear Stearns Private Equity Limited

*CURRENT ADDRESS HSBC Private Bank Building
Rue du Pré
St. Peter Port
Guernsey GY1 1LU

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

FILE NO. 82- 34913 FISCAL YEAR 4/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 9/14/05

LISTING PARTICULARS

A copy of this document, which comprises listing particulars relating to Bear Stearns Private Equity Limited (the "Company") prepared in accordance with the listing rules of the UK Listing Authority made pursuant to Section 74(4) of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of that Act.

The attention of potential investors is drawn to the "Risk Factors" set out on pages 1 to 16 of this document. The definitions used in this document are set out on pages 92 to 95.

Application has been made to the UK Listing Authority for all of the Equity Shares of 0.01p each in the capital of the Company and Zero Dividend Preference Shares of 0.01p each in the capital of the Company to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for all of the Equity Shares, Zero Dividend Preference Shares and Packaged Units to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the Equity Shares and the Zero Dividend Preference Shares to the Official List will become effective and that dealings in the Equity Shares, Zero Dividend Preference Shares and the Packaged Units will commence on 29 June 2005. Packaged Units consist of one Equity Share and one ZDP Share.

The Directors of the Company, whose names appear on page 26 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

HSBC Bank plc, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for the Company and for no one else in connection with the Placing and will not be responsible to anyone other than the Company for providing the protections afforded to customers of HSBC Bank plc or for affording advice in relation to the contents of this document or on any matters referred to herein.

Consent has been obtained from the Guernsey Financial Services Commission under the Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989 for the Company to raise up to £150 million by the issue of Equity Shares and Zero Dividend Preference Shares individually and in the form of Packaged Units and for the circulation of this document. In giving such consent neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council will accept responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard thereto.

BEAR STEARNS PRIVATE EQUITY LIMITED

(a closed-ended company incorporated in Guernsey and registered with number 43107)

Placing
of
up to 150 million Equity Shares at an illustrative Placing Price of US$1.05 each and
up to 150 million Zero Dividend Preference Shares at a Placing Price of 42.5 pence each
individually and in the form of Packaged Units

Sponsor

HSBC BANK PLC

Managers

BEAR STEARNS ASSET MANAGEMENT INC.

BEAR STEARNS ASSET MANAGEMENT LIMITED

The Company has not been and will not be registered under the Investment Company Act. In addition, the Shares have not been and will not be registered under the Securities Act. Consequently, the Shares may not be offered or sold or otherwise transferred within the United States or to, or for the account or benefit of, US Persons except in accordance with the Securities Act or an exemption therefrom and under circumstances which will not require the Company to register under the Investment Company Act. The Shares may only be resold or transferred in accordance with the restrictions set forth under the section headed "Placing Arrangements: Transfer of Shares" on pages 45 to 49 of this document. This document should not be distributed, forwarded, transferred or otherwise transmitted to any persons within the United States or to any US Persons.

Dated 21 June 2005

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Contents

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RISK FACTORS

Investment in the Company carries a number of risks including, but not limited to, the risks referred to below. No assurance can be given that Shareholders will realise a profit on, or recover the value of, their investment. Investment in the Company is suitable only for persons who can bear the economic risk of the loss of their investment and who have limited need for liquidity in their investment other than via trading in the Shares on the London Stock Exchange for which an application for admission has been made. The risks referred to below do not purport to be exhaustive and potential investors should review this document carefully and in its entirety and consult with their professional advisers before making an application to subscribe for Shares. Defined terms used in the risks factors referred to below have the meanings set out in the Definitions section on pages 92 to 95 of this document.

Investment risks

Investor returns will be dependent upon the performance of the Company Portfolio

Investors contemplating an investment in the Shares should recognise that their market value can fluctuate and may not always reflect their underlying value. Returns achieved are reliant upon the performance of the Company Portfolio. No assurance is given, express or implied, that Shareholders will receive back the amount of their investment in the Shares.

The success of the Company will depend on the Managers' ability to identify and realise investments in accordance with the Company's investment objectives. There can be no assurance that the Managers will be able to do so or that the Company will be able to invest its capital on attractive terms or generate returns for Shareholders.

Investors will be subject to significant transfer restrictions and redemption restrictions

US Persons purchasing Shares will be subject to significant resale restrictions in respect of the Shares (see "Placing Arrangements: Transfer of Shares" in Part III of this document). There can be no assurance US Persons will be able to locate acceptable purchasers or obtain the required certifications.

An investment in the Company has limited redemption opportunities as Shareholders' redemption requests will be considered only half-yearly by the Directors. The Directors may grant or deny redemption requests in their sole discretion. Even if the Directors determine to offer redemptions, this offer will be limited to 15 per cent. or less of each class of Shares per annum and the Directors intend to give preference to Shareholders holding Shares in the form of Packaged Units over those holding Equity Shares or ZDP Shares individually.

Investing in the Shares may involve a high degree of risk

The investments the Company makes in the Company Portfolio in accordance with its investment objective may result in a higher amount of risk than alternative investment options, with greater volatility and risk of loss of principal. The investments in the Company Portfolio may be highly speculative and aggressive, and therefore, an investment in its Shares may not be suitable for investors with lower risk tolerance.

Market fluctuations will affect the Company's returns

The investments in the Company Portfolio may be negatively affected by the broad investment environment in the securities markets. That investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Investors may experience a significant decline in the value of their investment and could lose money. **The Shares should be considered a speculative investment, and prospective investors should invest in the Company only if they can sustain a complete loss of their investment.**

It may be difficult for Shareholders to realise their investment

Investment in the Shares should be viewed as a long term investment. Shares in the Company may not be redeemed prior to any Redemption Date and then only if so determined by the Directors in their absolute discretion. Any Shareholder wishing to dispose of his/her Shares prior to a Redemption Date may only do so by means of a transfer. Although application has been made for the Shares to be admitted to trading on the London Stock Exchange and it is intended that at least two market-makers will endeavour to facilitate transfers by Shareholders, investors should be aware that a liquid secondary market in the Shares cannot be assured. Moreover, even if a liquid secondary market is achieved, investors should be aware that the Shares may trade above or below their Net Asset Value.

The Company's Net Asset Value will be based on valuations provided to the Managers by managers of investments in the Company Portfolio that may be inaccurate, out of date or in need of adjustment

All valuations of the Private Equity Portfolio, funds of hedge funds (or similar investment vehicles), portfolios of hedge funds or hedge funds will be made, in part, on valuation information provided by the managers of investments in the Company Portfolio. Although the Managers will evaluate all such information and data, the Managers are generally not in a position to confirm the completeness, genuineness or accuracy of such information or data. In addition, the financial reports typically provided to the Managers will be provided only on a quarterly or half yearly basis and generally will be issued one to four months after the respective valuation dates. To the extent that the Company invests in funds of hedge funds (or similar investment vehicles), portfolios of hedge funds or hedge funds, the net asset valuations typically provided by the respective managers of such underlying investments in the Company Portfolio will be provided on a monthly basis and generally will be issued three to four weeks after the respective valuation dates. To the extent that the Company invests in listed investments pursuant to the Enhanced Cash Management Strategy, such investments will be valued according to the last trade prices issued by the relevant exchange. To the extent that the Company invests in unlisted investments pursuant to the Enhanced Cash Management Strategy, such investments will be valued at a valuation deemed prudent by BSAM Inc. (in its absolute discretion). Consequently, each estimated quarterly and half yearly Net Asset Value will contain information that may be out of date and require updating and completing. Shareholders should bear in mind that the actual Net Asset Values may be materially different from the estimated monthly values or quarterly values when placing reliance on any valuations provided by the Managers.

The Company intends to report its first Net Asset Value in respect of the period from Admission to 30 September 2005, based on the Independent Valuation Agent's valuation of the Transfer Portfolio at its acquisition price, and as approved by the Board, with the valuation of the remainder of the investments in the Company Portfolio being based on the Managers' estimates (adjusted for any reported valuations, to the extent that they are available on such date). The Net Asset Value for the quarter ending 30 September 2005 will reflect the valuation information provided by the managers of investments in the Company Portfolio themselves, which investments may be held at cost rather than fair market value. Accordingly, Shareholders should bear in mind that the Managers' estimates of the value of such investments may be lower than the acquisition price of the Transfer Portfolio when placing reliance on the Company's first Net Asset Value. Valuations produced by the Managers as at the relevant quarter end are conclusive and binding on all investors.

An estimated Net Asset Value of the Company will be calculated and published twice per month with the relevant Valuation Point being 5:00pm (Guernsey time) on the last Business Day of the third week of each month and the last Business Day of each month. Each twice monthly estimated Net Asset Value will not reflect changes in the Company's Private Equity Portfolio composition and/or valuation. The estimated Net Asset Value will therefore be an estimate only.

Because of overall size, concentration in particular markets and maturities of investments in the Company Portfolio, the value at which these investments can be liquidated may differ, sometimes significantly, from the interim valuations arrived at by the Managers. In addition, the timing of liquidations may also affect the values obtained on liquidation. At times, third-party pricing information may not be available for certain investments held in the Company Portfolio.

As future results are uncertain, the Company's actual results may differ from any forward-looking statements

Certain financial projections, estimates and other forward-looking information will be prepared by the Managers or by affiliates of the Managers based on their experience in the industry and on assumptions of fact and opinion as to future events which they believe to be reasonable when made. There can be no assurance, however, that assumptions made will be accurate, that the financial and other results projected or estimated will be achieved, or that similar results will be attainable by the Company. Prior investment returns are not indicative of future success.

The Company has no operating history and may invest in private equity and hedge funds with no operating history

The Company was incorporated on 28 April 2005 and has not commenced operations and may invest (i) in private equity funds; (ii) in hedge funds managed or advised by BSAM Inc. or its affiliates; (iii) in funds of hedge funds (or similar investment vehicles) or a portfolio of hedge funds or hedge funds, managed or advised by third parties other than BSAM Inc. of which some or all may have limited or no operating history. Accordingly, in such cases BSAM Inc. and the Company will have no operating history upon which to evaluate its likely performance.

The use of leverage exposes the Company to additional levels of risks

Prospective investors should be aware that whilst the use of leverage can enhance the Net Asset Value of the Shares where the value of the Company's underlying assets is rising, it can also reduce the Net Asset Value of the Shares where the underlying asset value is falling. This could adversely affect the Net Asset Values and returns to Shareholders. The use of leverage magnifies both the favourable and unfavourable effects on the asset value of the investments in the Company Portfolio. Furthermore, should any fall in the asset value of the investments in the Company Portfolio result in the Company breaching any financial covenants contained in any borrowing agreements, the Company may be required to repay such borrowings in whole or in part together with any attendant costs. This could further adversely affect the Net Asset Values and returns to Shareholders.

Shareholders may be adversely affected by currency movements

A substantial proportion of the investments in the Company Portfolio will be denominated in the Euro and US Dollar. Any distributions in respect of the ZDP Shares will be made in Sterling and the market prices and Net Asset Value of the ZDP Shares will be reported in Sterling.

Such currency exposure between the denomination of the assets in the Company Portfolio and the ZDP Shares will be hedged back to Sterling. Hedging by BSAM Inc. for this purpose may be by means of spot and forward foreign exchange contracts or options on such contracts or by using such other derivative instruments as may be available and having the same or similar effect. The Board and BSAM Inc. retain the right to vary the policy on currency hedging at their absolute discretion. Investments made by the private equity funds, funds of hedge funds and hedge funds in the Company Portfolio may be made in currencies other than the Euro or US Dollar and proceeds from the disposal of certain investments in the Company Portfolio may be realised in currencies other than the Euro or US Dollar. Consequently, the value of the private equity funds, funds of hedge funds (or similar investment vehicles) and hedge funds in the Company Portfolio in non-Euro or non-US Dollar securities will be affected by currency movements and will fall as the Euro or US Dollar appreciates against the currency in which such investments are denominated.

Any redemption premium on ZDP Shares may be included in income on an economic accrual basis for US federal income tax purposes

Potential investors in ZDP Shares who are United States taxpayers should be aware that, for US federal income tax purposes, the amount by which the redemption price for the ZDP Shares exceeds their Placing Price may be treated as redemption premium that may be included in income on an economic accrual basis, in advance of the receipt of cash distributions attributable to, or proceeds from the sale or redemption of, the ZDP Shares, to the extent of current and accumulated earnings and profits of the Company, under the principles applicable to accrual of original issue discount on debt instruments. See "Redemption Premium on ZDP Shares" in paragraph 11(c)(iii)(B) on page 83 of this document.

Changes in laws or regulations governing the Company's operations may adversely affect its business

Legal and regulatory changes could occur that may adversely affect the Company. The regulatory environment for investment funds is evolving, and changes in the regulation of investment funds may adversely affect the value of investments in the Company Portfolio and the ability of the Company to successfully pursue its investment strategy. In addition, the securities, commodities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The effect of any future regulatory change on the Company could be substantial and adverse.

Changes in taxation legislation may adversely affect the Company

Any change in the Company's tax status, or in taxation legislation in either Guernsey or the United Kingdom or the United States or elsewhere, could affect the value of the investments in the Company Portfolio and the Company's ability to achieve its investment objective, or alter the post tax returns to Shareholders. Statements in this document concerning the taxation of UK Shareholders are based upon current UK tax law and practice, and that of US Shareholders are based upon current US tax law and practice, which laws and practice are in principle subject to change that could adversely affect the ability of the Company to meet its investment objective.

Prospective investors are urged to consult their tax advisers with respect to their particular tax situations and the tax effects of an investment in the Company.

The Company's status as a PFIC has adverse tax consequences for US investors

Potential investors who are United States taxpayers should be aware that the Company expects to be a passive foreign investment company ("PFIC") for US federal income tax purposes. As a result, a US Holder of Equity Shares, and in some cases a US Holder of ZDP Shares, generally will be required to treat any so-called "excess distribution" received on such Shares, or any gain realised upon the disposition of such Shares, as ordinary income, and to pay an interest charge on a portion of such distribution or gain, unless the US Holder makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Shares. In certain circumstances, the sum of the tax and the interest charge could exceed the amount of the excess distribution received, or the amount of proceeds of disposition realised, by the US Holder. A US Holder who makes a QEF election generally must report on a current basis its share of the Company's ordinary earnings and net capital gain for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its Shareholders. A US Holder who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the Equity Shares over the holder's tax basis therein. See "Passive Foreign Investment Company Considerations" in paragraph 11(c)(iii)(D) on page 85 of this document.

The Company may become subject to regulation under ERISA

If 25 per cent. or more of any class of equity ownership in the Company is owned, directly or indirectly, by pension or other employee-benefit plans, including both US and non-US plans but provided that there is at least one ERISA plan (collectively, "Plans"), the assets of the Company will be deemed to be "plan assets", subject to the constraints of ERISA and Section 4975 of the Code. If this happens, transactions involving the assets of the Company could be subject to the fiduciary responsibilities of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code and, among other things, the fiduciary of an ERISA Plan that is responsible for the Plan's investment in the Shares could be liable for any ERISA violations by the Company's Directors or Managers.

The Company is not and will not be registered under the Investment Company Act

The Company has not been and will not be registered under the Investment Company Act. The Investment Company Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which have been or will be applicable to the Company. In order to avoid being required to register under the Investment Company Act, the Company has imposed restrictions (see "Placing Arrangements: Transfer of Shares" in Part III of this document) which may materially affect the ability of Shareholders to transfer Shares in the United States or to US Persons.

If the Company is deemed a "domestic issuer," it will be in violation of the Investment Company Act

The Company believes it is currently a "foreign private issuer" within the meaning of Rule 405 of the Securities Act. The Company will be considered a "domestic issuer" if more than 50 per cent. of its voting securities are held by US residents and any one of the following three criteria are satisfied; (i) the majority of the executive officers and Directors of the Company are US citizens or residents; (ii) more than 50 per cent. of the assets (including any uninvested cash) in the Company Portfolio are invested in investments located in the United States; or (iii) the business of the Company is administered principally in the United States. If the Company fell within this definition of a "domestic issuer," it could no longer rely on the exemption from registration under the Investment Company Act provided by Section 3(c)(7) thereof as such exemption applies to foreign funds that have engaged in private placements in the United States. If the Company was no longer able to rely on this exemption, it would be in violation of the registration requirements of the Investment Company Act, which would have a material adverse effect of the Company's business, prospects, financial condition, results of operations and the value of the Shares.

If the Company is deemed to be engaged in a trade or business within the United States, its "effectively connected" income will be subject to US federal income tax

If the Company Portfolio holds an interest directly in a private equity fund that is treated as a partnership for US tax purposes and the private equity fund engages in activities in the United States other than investing and trading in stocks, securities and commodities such that the private equity fund is considered to be engaged in a trade or business within the United States for US tax purposes, then the Company would be considered to be engaged in a trade or business within the United States and generally subject to US federal income tax on its "effectively connected" income.

There can be no assurance that the Directors of the Company will be able to find a replacement manager if the Managers resign

Potential investors should note that whilst the ZDP Shares have a planned life of approximately eight years before their repayment and the Company itself has an unlimited life, under the terms of the Management Agreement, the Managers may terminate their appointment by giving not less than 12 months' notice at any time after the second anniversary of Admission.

The Directors would, in these circumstances, have to find a replacement manager to the Company and there can be no assurance that such a replacement can be found. In this event, the Directors would have to formulate and put forward to Shareholders proposals for the future of the Company which may include its merger with another investment company, reconstruction or winding-up.

Risks relating to the acquisition of the Transfer Portfolio

The Company will acquire the Transfer Portfolio from an affiliate, at fair value as determined by an independent valuation agent which may result in it paying a higher or lower price than it would have paid if the purchase was made from an unaffiliated party

Investors should note that, as soon as practicable following Admission, the Company will, pursuant to the Transfer Portfolio Purchase Agreement, and subject to any necessary consents being received, acquire the ownership interests comprised in the Transfer Portfolio. The ownership interests so comprised in the Transfer Portfolio represent 50 per cent. of each of the interests held by The Bear Stearns Companies Inc. in 20 private equity funds as of 30 April 2005, up to a maximum commitment of US$5 million per interest. The value of the Transfer Portfolio has been calculated by the Independent Valuation Agent appointed by the Board of Directors of the Company, and such value (as adjusted for capital calls net of distributions and for changes in the value of publicly traded portfolio companies as further described on page 51), as approved by the Board, constitutes the aggregate consideration payable by the Company to The Bear Stearns Companies Inc. for the acquisition of the Transfer Portfolio. The Independent Valuation Agent has valued the Transfer Portfolio in its sole discretion and in a manner that is consistent with the British Venture Capital Association's valuation guidelines and standard industry practice. The Independent Valuation Agent has presented a valuation report to the Board of Directors of the Company which report has been approved by the Board. Directors affiliated with the Managers have not participated in the Board's discussions or the approval process for the Transfer Portfolio.

The Bear Stearns Companies Inc. is the ultimate parent company of the Managers. The Company's acquisition of the Transfer Portfolio creates a conflict of interests for the Managers and The Bear Stearns Companies Inc. because The Bear Stearns Companies Inc. will earn a profit from the sale of the Transfer Portfolio to the Company, and will have other incentives to sell to the Company certain of the underlying investments contained in the Transfer Portfolio from its own account. The Managers and The Bear Stearns Companies Inc. have a conflicting division of loyalties regarding the Company on the one side and the Managers' and The Bear Stearns Companies Inc.'s own interests on the other. BSAM Inc. will, in addition to being a Manager, be a substantial Shareholder in the Company. The valuation provided by the Independent Valuation Agent may differ materially from the valuation that would have been provided by another third party or group of third parties or the purchase price that would have been agreed as the result of negotiations between an unaffiliated buyer and seller. The Managers' affiliation with The Bear Stearns Companies Inc. and the resultant appointment of the Independent Valuation Agent may result in the Company paying a higher or lower price for the Transfer Portfolio than the Company would have been paid if the purchase was made from an unaffiliated party. The Independent Valuation Agent has valued the Transfer Portfolio at fair value. This is defined for this purpose as the amount for which the relevant asset could be exchanged between knowledgeable willing parties in an arms' length transaction.

Practice varies amongst the private equity sponsors in the Transfer Portfolio with regard to the provision of information on which the independent valuation will be based. All private equity sponsors of funds comprised in the Transfer Portfolio produce an up to date valuation at least every 6 months. For the purposes of the valuation of the Transfer Portfolio, the most recent valuations available have been used, being valuations as at 31 December 2004. Although the private equity sponsors' valuations of the net asset value of their private equity funds will be out of date, the Independent Valuation Agent has, in accordance with its valuation methodology, sought to update such net asset values. Following the acquisition of the Transfer Portfolio, the valuation reported by the Company may reflect a lower Net Asset Value since the Company will base its reported values on the net asset valuations it receives from the underlying private equity sponsors who may value their portfolio at cost rather than at fair market value.

At any time after 30 April 2005, the Company shall have no right to purchase additional proprietary private equity fund interests from The Bear Stearns Companies Inc. or its affiliates and neither The Bear Stearns Companies Inc. nor its affiliates shall have any obligations to sell any additional proprietary private equity fund interests to the Company.

The Company may only be able to purchase a portion of the Transfer Portfolio

Each of the private equity fund interests in the Transfer Portfolio requires the consent of the corresponding private equity sponsor prior to any transfer of such interest. There is no assurance that the Company will be able to obtain consent for the transfer of each of the 20 fund interests. Accordingly, the Company may only be able to purchase a portion or none at all of the Transfer Portfolio. In the event that the portion of the Transfer Portfolio purchased is materially smaller than that anticipated, the initial Company Portfolio and any returns generated by that initial Company Portfolio may be significantly different from those anticipated by the Directors and Managers and any returns to Shareholders may be adversely affected.

Capital structure risks

Equity Shares

There is no assurance Equity Shareholders will receive distributions. The Equity Shareholders will be entitled to all the income of the Company after fees, expenses and taxes resolved by the Directors to be distributed, and to all accumulated but unpaid revenue reserves. Any distributions in respect of the Equity Shares is subject to, inter alia, (i) the Company having achieved sufficient revenue profits and/or net realised gains from its portfolio, (ii) prevailing market conditions, (iii) any legal or regulatory constraints and (iv) the Directors exercising their sole discretion to redeem Shares. Investors are reminded that achieving income on the Equity Shares is only a secondary objective and, therefore, the Directors do not expect revenue profits or revenue reserves to be significant. The Company's policy of charging fees and expenses wholly to the revenue account will reduce the amount of the Company's revenue available for the payment of distributions. Such a reduction could arise, for example, from lower rates of distributions received from the investments in the Company Portfolio. Falls in the value of its investments could result in cuts in distributions paid by the Company.

Any change in the tax treatment of dividends paid to, or income received by or capital returned to the Company may reduce the dividends or other distributions paid to the holders of the Equity Shares. Any change in the tax treatment of distributions made to, or dividends paid to the holders of Equity Shares may have adverse taxation consequences for such holders.

The value of the Company Portfolio attributable to the Equity Shares will be geared by the ZDP Shares. The Company's capital structure is such that the underlying value of assets in the Company Portfolio attributable to the Equity Shares will be geared by the performance of the assets in the Company Portfolio relative to the rising capital entitlements of the ZDP Shares. Accordingly, a positive Net Asset Value for the Equity Shareholders will be dependent upon the assets in the Company Portfolio being sufficient to meet those prior entitlements. The Equity Shares also rank for repayment of capital after any bank finance which may be in place from time to time. Potential Equity Shareholders should understand they may receive an amount less than the price paid for their Equity Shares, or even no payment at all.

On the assumption that the net proceeds of the Placing are £100 million, these proceeds will be attributed as to £42.5 million to the ZDP Shares and £57.5 million to the Equity Shares. On this basis, the aggregate final entitlement of ZDP Shares would grow to £73.0 million on the Final Capital Entitlement Date (assuming that there are the same numbers of Shares in issue during this period).

The Net Asset Value per Equity Share on the Final Capital Entitlement Date would equal the Placing Price per Equity Share if Total Assets grew from £97.65 million (i.e. after initial launch expenses) to £130.5 million during the period from Admission to the Final Capital Entitlement Date (after all expenses and assuming that there are the same numbers of Shares in issue throughout this period). This is equivalent to a compound annual growth rate (net of all expenses) of 3.7 per cent. per annum. If the compound annual growth in Total Assets is less than 3.7 per cent. per annum (net of all expenses and on these assumptions) during that period, the Net Asset Value per Equity Share on the Final Capital Entitlement Date will be lower than its Placing Price. If a compound annual growth rate (net of all expenses and on these assumptions) in Total Assets in excess of 3.7 per cent. per annum is achieved, the Net Asset Value per Equity Share will be higher than its Placing Price.

ZDP Shares

The factors affecting the value of the Company Portfolio described under "*Equity Shares*" above are relevant also to the ZDP Shares.

Holders of ZDP Shares may not receive their Final Capital Entitlement. The ZDP Shares, whilst ranking prior to the Equity Shares in respect of the repayment of up to 73.0 pence per ZDP Share from the assets in the Company Portfolio, rank behind any borrowings made by the Company that remain outstanding. In addition, the holders of Equity Shares are entitled to all the net revenue profits (including accumulated but unpaid revenue reserves) of the Company on a winding up after payment of the Company's liabilities or on the Final Capital Entitlement Date even in circumstances where there are insufficient assets in the Company Portfolio to pay the Net Asset Value or Final Capital Entitlement, as the case may be, of the holders of ZDP Shares in full. Accordingly, the Company's net revenue profits (including accumulated but unpaid revenue reserves) will not be available to holders of ZDP Shares and the Company may continue to pay distributions in circumstances where the ZDP Shares are uncovered or where the holders of ZDP Shares have little or no prospect of receiving their Net Asset Value or Final Capital Entitlement, as the case may be.

The Final Capital Entitlement of 73.0 pence for a ZDP Share is not a guaranteed repayment amount. On a return of assets, including the winding-up of the Company, holders of ZDP Shares would only receive their accrued entitlement if there are sufficient surplus assets of the Company (less any prior charges and winding up expenses and less the revenue profits (including accumulated revenue reserves) of the Company) to the date of winding-up or return of such assets. Should Total Assets have fallen by more than 3.6 per cent. per annum (net of all expenses and assuming that there are the same numbers of Shares in issue throughout this period) over the Company's life to the Final Capital Entitlement Date, ZDP Shareholders will receive less than the Final Capital Entitlement. ZDP Shares are not a protected or guaranteed investment.

Interest rate rises are likely to lead to reductions in the market value of the ZDP Shares. The market values of the ZDP Shares will be affected by changes in general interest rates, with upward movements in interest rates likely to lead to reductions in the market value of the ZDP Shares.

General Risks relating to the Company Portfolio

The investments in the Company Portfolio will not be regulated in the UK

The private equity funds, funds of hedge funds (or similar investment vehicles) and hedge funds in which the Company will invest, including those purchased through a third party manager's funds of hedge funds platform or that of BSAM Inc. or its affiliates, are predominately collective investment schemes which are not regulated in the UK by the Financial Services Authority. Thus the Company will not be able to avail itself of the protections afforded by the regulatory system under the UK Financial Services and Markets Act 2000 (as amended) and the supervisory oversight of the Financial Services Authority in respect of regulated collective investment schemes.

The success of any investment is subject to numerous risks

The success of any of the investments in the Company Portfolio is subject to risks related to (i) the quality of its management and the management of the portfolio companies in which it invests, (ii) its ability to successfully select investment opportunities, (iii) general economic conditions, and (iv) its ability to liquidate its investments. Some of the portfolio companies in which the private equity funds in the Company Portfolio will invest will be companies in an early stage of development or without a significant operating history and may lack fully developed product lines, experienced management or a proven market for their products. Certain investments by private equity or funds of hedge funds (or similar investment vehicles) or hedge funds in the Company Portfolio may be in companies operating at a loss or with substantial variation in operating results from period to period, companies with the need for substantial additional capital to support expansion or to maintain a competitive position or companies which may be in a state of distress or which have a poor record and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. Investments by private equity funds, funds of hedge funds (or similar investment vehicles) or hedge funds in the Company Portfolio may be in the securities of smaller companies which will involve greater risk than is customarily associated with investments in larger, more established companies. Such companies may also face intense competition from others including those with greater resources. Likewise, the profitability of any of the Company Portfolio's private equity, funds of hedge funds (or similar investment vehicles) or hedge fund's investments in such companies, will depend in part upon prevailing interest rates and the ability of the companies to meet interest payments under these conditions. Additionally, since most of these companies will not be publicly held and may have substantial debt obligations, their access to sources of further investment funding, both public and private, may be significantly restricted. There can be no assurance that the private equity, funds of hedge funds (or similar investment vehicles) or hedge fund investments in the Company Portfolio will result in rates of return that are equal to or better than the average rate of return on similar funds.

The Company will operate in a highly competitive environment for investment opportunities

A number of entities will compete with the Company to make the types of investments that the Company plans to make in the Company Portfolio. The Company will compete with public and private funds, commercial and investment banks and commercial finance companies. Many of its competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company does. Numerous other investment managers have recently raised, or are in the process of raising, new capital for investments in private equity funds, hedge funds or funds of hedge funds. This increases competition for attractive investments, including secondary investments, and could make it more difficult for the private equity funds selected by the Managers or the funds of hedge funds (or similar investment vehicles) or hedge funds selected by BSAM Inc. for the Company Portfolio to achieve their objectives, and may result in the failure of the private equity or hedge funds in the Company Portfolio to successfully identify, structure and complete investments. Some competitors may have a lower cost of funds and access to funding sources that are not available to the Company. In addition, some of the Company's competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than the Company. The competitive pressures faced by the Company may have a material adverse effect on its business, financial condition and results of operation. Also, as a result of this competition, the Company may not be able to take advantage of attractive investment opportunities from time to time, and the Company may be unable to identify and make investments that are consistent with its investment objective.

The Managers may be unable to accurately assess the price movements of investments

The profitability of the investments in the Company Portfolio may depend in part upon correct assessments of the future course of price movements of securities and other investments by private equity funds selected by the Managers or the funds of hedge funds (or similar investment vehicles) or hedge funds selected by BSAM Inc. for investment in the Company Portfolio. There can be no assurance that the private equity funds, funds of hedge funds (or similar investment vehicles) or hedge funds in the Company Portfolio will be able to predict these price movements accurately. The securities markets have in recent years been characterised by great volatility and unpredictability. As such, the investment strategies utilised by private equity funds, hedge funds and funds of hedge funds in the Company Portfolio will entail a degree of market risk.

Certain funds in the Company Portfolio may invest in "special situation" companies

Certain of the private equity funds selected by the Managers and certain of the funds of hedge funds (or similar investment vehicles) or the hedge funds selected by BSAM Inc. for investment in the Company Portfolio may invest in companies involved in (or which are the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganisations, bankruptcies and similar transactions. In any investment opportunity involving any such type of business enterprise there exists the risk that the transaction in which such business enterprise is involved either will be unsuccessful, take considerable time or will result in a distribution of cash or a new security, the value of which will be less than the purchase price of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the underlying manager may be required to sell its investment at a loss. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the underlying managers may invest, there is a potential risk of loss by such private equity funds or hedge funds in the Company Portfolio of their entire investment in such companies.

The Company may not be able to realise its investment objectives through the disposition of investments in the Company Portfolio

Investments in the Company Portfolio will generally be subject to legal or other restrictions on transfer or will be investments for which no liquid market exists. As a consequence, the Company may not be able to sell the investments in the Company Portfolio when it desires to do so or to realise what it perceives to be their fair value in the event of a sale upon the terms desired. As a result of liquidation or redemption of a holding in a fund, limited partnership or other investment vehicle, or due to the creation of an illiquid investment or receipt of an illiquid asset in lieu of an existing holding, the Company Portfolio may contain shares or assets which are illiquid.

The Company is dependent on key personnel of the private equity funds, funds of hedge funds (or similar investment vehicles) and hedge funds in the Company Portfolio for its future success

In general, the ability of a manager to manage a private equity fund's, fund of hedge funds' (or similar investment vehicles) or hedge fund's affairs depends on its personnel. Extensive reliance is to be placed on the experience, relationships and expertise of such personnel. There can be no assurance that the same personnel will remain employed with the underlying fund manager or otherwise continue to be able to carry on their current duties throughout the term that such fund remains in the Company Portfolio.

The Company is dependent upon information from private equity funds, funds of hedge funds and hedge fund managers

When selecting investments for the Company Portfolio, the Managers and, in the case of funds of hedge funds (or similar investment vehicles) or hedge funds, BSAM Inc. will request information from each fund manager regarding that manager's historical performance and investment strategy. The Managers will also request detailed portfolio information on a continuing basis from each manager in the Company Portfolio. However, the Managers may not always be provided with such information because certain of this information may be considered proprietary information by the particular manager. This lack of access to information may make it more difficult for the Managers to select, allocate among, and evaluate underlying managers.

The Managers have no control over the activities of the private equity fund and hedge fund managers in the Company Portfolio

With the exception of hedge funds or funds of hedge funds managed and advised by BSAM Inc., BSAM Inc. will have no control over the day-to-day operations of any of the underlying managers, hedge funds or funds of hedge funds in the Company Portfolio.

As a result, the Managers cannot provide any assurance that every underlying manager of a private equity fund or a hedge fund comprised in a fund of hedge funds (or similar investment vehicle) in which the Company Portfolio may invest will conduct its business, operations and investment strategy in a manner consistent with its offering documents and applicable law.

Investors will be subject to additional expenses because of the Company's structure as a "manager of managers"

The management fee, management and administration costs, performance allocations, expense reimbursements and performance fee of the Managers will be payable by the Company to the Managers.

Each fund manager in the Company Portfolio will receive any incentive allocations to which it is entitled irrespective of the performance of the other fund managers in the Company Portfolio and the Company generally. Accordingly, a fund manager with positive performance may receive compensation from the Company, and thus indirectly from investors, even if the Company's returns are negative. Because of these multiple layers of expenses, the net return realised by the Company from an investment will always be less than the gross return realised by the Company for such investment.

Performance fees may create incentives for speculative investments

The performance or incentive fees payable to a manager of a private equity or hedge fund in the Company Portfolio may result in substantially higher payments to the manager than alternative arrangements in other types of investment vehicles. These fees may create an incentive for the manager to make riskier or more speculative investments than it would otherwise make in the absence of such fee. The performance or incentive fees payable by the Company to the Managers under the terms of the Management Agreement in respect of the Company Portfolio may result in substantially higher payments to the Managers than alternative arrangements in other types of investments. These fees may create an incentive for the Managers to make or advise riskier or more speculative investments than they would otherwise make or advise in the absence of such fee. In addition, since the fees in relation to the Company Portfolio and the underlying investments in the Company Portfolio are calculated on a basis that includes unrealised appreciation of assets, it may be greater than if such fees were based solely on realised gains. Such unrealised gains may never be realised.

Management fees applied to private equity funds, funds of hedge funds and hedge funds in the Company Portfolio typically range from 1 to 2 per cent. per annum and performance fees range from 10 to 20 per cent. of the growth in assets, sometimes subject to a hurdle rate.

Investments in emerging market securities may involve significant risks

The private equity funds selected by the Managers and the funds of hedge funds or similar investment vehicles or hedge funds selected by BSAM Inc. for the Company Portfolio may invest in emerging market securities. Investing in emerging market securities involves risks and special considerations not typically associated with investing in other more established economies or securities markets. The economies of individual emerging market countries may differ with respect to growth of gross domestic product or gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Investors should note that each country has different standards of regulation with respect to matters such as government approval requirements, as well as insider trading rules, restrictions on market manipulation, shareholder proxy requirements and timely disclosure of information. Risks may include (i) the risk of nationalisation or expropriation of assets or confiscatory taxation; (ii) social, economic and political uncertainty including war; (iii) dependence on exports and the corresponding importance of international trade and commodities prices; (iv) less liquidity of securities markets; (v) currency exchange rate fluctuations; (vi) potentially higher rates of inflation (including hyper-inflation); (vii) controls on investment and limitations on repatriation of invested capital and the ability to exchange local currencies for hard currency; (viii) a higher degree of governmental involvement in and control over the economies; (ix) government decisions to discontinue support for economic reform programmes and imposition of centrally planned economies; (x) differences in auditing and financial reporting standards which may result in the unavailability of material information about economics and issuers; (xi) less extensive regulatory oversight of securities markets; (xii) longer settlement periods for securities transactions; (xiii) less stringent laws regarding the fiduciary duties of officers and directors and protection of investors; (xiv) certain consequences regarding the maintenance of portfolio securities and cash with sub-custodians and securities depositories in emerging market countries; and (xv) the laws of various countries governing business organisations, bankruptcy and insolvency which may make legal action difficult and provide little, if any, legal protection for investors, including the Company and the private equity funds, funds of hedge funds (or similar investment vehicles) or hedge funds in the Company Portfolio.

Risks relating to the Private Equity Portfolio

The Company's investments may be concentrated in a limited number of companies and industries

Although the Managers will seek to diversify the Company Portfolio by investing in a number of different private equity funds with different strategies or styles, it is possible that the private equity funds selected for the Company Portfolio may take substantial positions in the same security or group of securities or opposing positions at the same time because each private equity sponsor takes investment decisions independently. This possible lack of diversification may subject the investments in the Company Portfolio to more rapid change in value than would be the case if the Company Portfolio were more widely diversified.

The use of leverage by portfolio companies of private equity funds in the Company Portfolio exposes the Company to additional levels of risks

Many of the companies in which the private equity funds in the Company Portfolio may invest are likely to have or may have highly leveraged capital structures. The highly leveraged capital structures of such companies will increase the exposure of these companies to adverse economic factors such as rising interest rates, reduced cash flows, fluctuations in exchange rates, inflation, downturns in the economy or deterioration in the condition of the company or its industry. The use of leverage magnifies both the favourable and unfavourable effects on equity values of companies in which investments will be made.

Equity investments are unlikely to be liquidated until the later years of the Company

Private equity sponsors intend to invest funds available for equity investments consistent with the investment objectives of their private equity funds. Private equity investments typically take from four to eight years from the date of initial investment to reach a state of maturity at which liquidation can be considered. Notwithstanding the Managers' efforts to increase the likelihood of early cash distributions through the purchase of the Transfer Portfolio, distributions of the proceeds from the liquidation of private equity investments in the Company Portfolio, if any, are unlikely to be made until the later years of the Company.

Fund investments may be terminated early

The operating documents of many of the private equity funds in the Company Portfolio may have provisions that would enable a majority in interest (or higher percentage) of its investors to terminate such funds in certain circumstances prior to the end of their respective stated terms. Early termination of a private equity fund in the Company Portfolio may result in (i) the Company being distributed a portfolio of immature and illiquid securities or (ii) the Company's inability to invest all of its committed capital as anticipated, either of which could have a material adverse effect on the performance of the Company.

Risks relating to purchasing secondary private equity interests

Due diligence costs for a secondary investment may exceed those for a primary investment

The costs and resources associated with performing due diligence on the commercial, tax and legal issues salient to secondary investments may be greater than those attendant to primary investments, as the Company intends, where possible, to conduct due diligence on existing underlying investment portfolios (although this may not be possible in certain cases).

Contingent liabilities are associated with private equity fund interests acquired in secondary transactions

Where the Company acquires an interest in a private equity fund in a secondary transaction, the Company may become subject to contingent liabilities of the seller of the interest. For example, if the seller has received distributions from a private equity fund and, subsequently, that fund recalls one or more of these distributions, the Company (as the purchaser of the interest to which such distributions are attributable) may be obligated to return monies equivalent to such distributions to the private equity fund. While the Company may, in turn, make a claim against the seller for any such monies so paid to the private equity fund, there can be no assurance that the seller will be willing or able to satisfy that claim. As a further example, if a buyer purchases an interest in a private equity fund bearing unrealised gains, that buyer would be responsible for paying capital gains tax on such gains when they are distributed by the general partner of the private equity fund.

The Company may acquire unattractive investments when acquiring investments as a group

The Company may agree to purchase certain secondary investments as an entire portfolio acquisition (e.g. the Transfer Portfolio) and, in such cases, it may not be possible for the Company to carve out from such purchases those investments which the Managers consider less attractive for commercial, tax, legal or other reasons. The acquisition of less attractive investments as part of a group of investments, including the Transfer Portfolio, may be a consequence of gaining investment in certain highly attractive investments.

Purchases of secondary investments will be based on available information

The overall performance of the Company will depend in large part on the acquisition price paid by the Company for any secondary investments, including the Transfer Portfolio. Although the acquisition price of secondary investments, if any, will likely be the subject of negotiation with the sellers of such secondary investments, such purchases may be made without reference to comparable public market purchases or with only imperfect or incomplete information.

The Company will face additional risks when purchasing as part of a syndicate

The Company may acquire a secondary investment as a member of a purchasing syndicate. In such cases, the Company may be exposed to additional risks including among other things: (i) syndicate member risk; (ii) reputational risk; (iii) breach of confidentiality or other terms of the purchase agreement by a syndicate member; and (iv) execution risk.

Risks relating to the Enhanced Cash Management Strategy

The Company intends to pursue an investment strategy with respect to all uninvested cash in the Company Portfolio that is designed to balance the need for appropriate liquidity to meet its present and future private equity commitment obligations with the desire to increase the returns of the Company Portfolio (referred to herein as the "Enhanced Cash Management Strategy"). As part of the Enhanced Cash Management Strategy, the Company intends to invest a portion of the uninvested cash in the Company Portfolio in various hedge funds or funds of hedge fund investments (or similar investment vehicles). Any such investments carry a degree of risk which may result in the loss of all or a portion of the Company's investment in such funds. Any material loss would have a material adverse affect on the Company's ability to meet its future capital call commitments on its Private Equity Portfolio. In addition, the following risks relate to the Company's intended investments in funds of hedge funds (or similar investment vehicles) or a portfolio of hedge funds selected by BSAM Inc. for the Company.

The use of leverage by many of the hedge funds in the Company Portfolio exposes the Company to additional levels of risks

Many of the hedge funds comprised in the funds of hedge funds (or similar investment vehicles) or portfolio of hedge funds held in the Company Portfolio may utilise a substantial degree of leverage, particularly with regard to certain arbitrage strategies. The use of leverage exposes the hedge fund to additional levels of risk, including: (i) greater losses from investments than would otherwise have been the case had the hedge fund not borrowed to make the investments; (ii) margin calls or interim margin requirements, which may force premature liquidations of investment positions; and (iii) losses on investments where the investment fails to earn a return that equals or exceeds the hedge fund's cost of borrowing such funds. In the event of a sudden, precipitous drop in value of the hedge fund's assets, the hedge fund might not be able to liquidate assets quickly enough to repay its borrowings, further magnifying the losses incurred by the hedge fund.

To the extent that options, futures, options on futures, swaps, swaptions and other "synthetic" or derivative financial instruments are used, it should be noted that they inherently contain much greater leverage than a non-margined purchase of the underlying security, commodity or instrument. This is due to the fact that generally only a very small portion (and in some cases none) of the value of the underlying security, commodity or instrument is required to be paid in order to make such investments. In addition, many of these products are subject to variation or other interim margin requirements, which may force premature liquidation of investment positions.

The use of derivative instruments by hedge funds in the Company Portfolio exposes the Company to indirect credit risk

To the extent that the hedge funds comprised in the funds of hedge funds (or similar investment vehicles) or portfolio of hedge funds selected by BSAM Inc. for investment in the Company Portfolio invest in swaps, derivative or synthetic instruments, repurchase agreements or other over-the-counter transactions, those hedge funds may take a credit risk with regard to parties with whom they trade and may also bear the risk of settlement default. These risks may differ materially from those entailed in exchange-traded transactions that generally are backed by clearing organisation guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered directly between two counterparties generally do not benefit from such protections and expose the parties to the risk of counterparty default. Thus the Company will be indirectly exposed to credit risk of the counterparties with whom the hedge funds (comprised in the funds of hedge funds in which the Company will invest) transact.

Interest rate fluctuations will affect the value of investments made by hedge funds in the Company Portfolio

The underlying hedge funds in the Company Portfolio may be sensitive to interest rate fluctuations. Unexpected fluctuations in interest rates could cause the corresponding prices of long positions and short positions adopted by the funds of hedge funds (or similar investment vehicles) or portfolio of hedge funds selected by BSAM Inc. for investment in the Company Portfolio to move in directions which were not originally anticipated. In addition, interest rate increases generally will increase the interest or carrying costs of investments.

Investment strategies employed by hedge funds in the Company Portfolio may be unsuccessful

The success of the investment strategies followed by the managers of hedge funds in which the Company invests depends upon their ability to interpret market data correctly. Any factor that would make it more difficult to execute timely purchases and sales by the managers of these hedge funds, such as a significant lessening of liquidity in a particular market, may also be detrimental to profitability. As the strategies currently employed by fund managers may be modified and altered from time to time, it is possible that the strategies used by fund managers in the future may be different from those presently in use. No assurance can be given that the strategies used or to be used will be successful under all or any market conditions.

Hedge funds, including those in which the Company invests indirectly may engage in the following types of strategies or transactions, among others, each of which involves a high degree of risk which may result in total loss: (i) short selling, which involves selling shares not currently owned; (ii) purchasing and selling put and call options; (iii) investing in highly volatile commodity and futures markets; and (iv) investment in "high yield bonds", preferred securities and emerging markets debt, each of which may be rated in the lower rating categories by various credit agencies and carry a higher probability of loss than higher rated securities.

Hedge funds in the Company Portfolio may not be subject to regulatory supervision

The hedge funds and other investment vehicles into which the Company Portfolio may invest may not be subject to any form of authorisation or regulatory supervision. They may not be required to have an independent custodian or any custodian at all. Therefore, investment in such vehicles carries a higher potential risk and this should be taken into account in any investment decision.

Funds in the Company Portfolio may be unable to recover assets transferred to a prime broker

To the extent that hedge funds in the Company Portfolio have transferred their investments to a prime broker as collateral or margin, those funds will rank as one of the prime broker's unsecured creditors and in the event of the insolvency of the prime broker, those funds may not be able to recover such assets. The funds in the Company Portfolio will be subject to the risk of the inability of the prime broker to perform with respect to transactions, whether due to insolvency, bankruptcy or other causes.

BSAM Inc. may invest in products managed or sponsored by BSAM Inc. or its affiliates

BSAM Inc. may elect to invest the Company Portfolio in funds of hedge funds (or similar investment vehicles), a portfolio of hedge funds or hedge funds or other investment or financial products which are managed, advised, or provided by BSAM Inc. or its affiliates ("BSAM Inc. Affiliated Products") when deploying the Enhanced Cash Management Strategy. As BSAM Inc. is required to pay management fees in connection with any such investment from its own resources, it will have an economic incentive to invest in products managed, advised or provided by it or its affiliates. As such, BSAM Inc. has a conflict of interest when deciding to invest the Company Portfolio in BSAM Inc. Affiliated Products as BSAM Inc. and its affiliates will retain greater revenue by investing in BSAM Inc. Affiliated Products than BSAM Inc., and its affiliates would retain investing in non-BSAM Inc. Affiliated Products.

Such investments will be selected by BSAM Inc. at its discretion and may include, without limitation, funds of hedge funds (or similar investment vehicles), a portfolio of hedge funds or hedge funds or funds (or other similar investment vehicles) of fixed income investments or other financial investments.

Risks relating to the Managers

BSAM Inc. intends to allocate the assets in the Company Portfolio to investments managed by affiliates of BSAM Inc.

BSAM Inc. will, subject to the overall supervision of the Board, be responsible for the formulation and implementation of the Company's Enhanced Cash Management Strategy. As a result, BSAM Inc. will allocate the assets in the Company Portfolio that are not otherwise invested in the Private Equity Portfolio to enhanced cash investments. Investments will be made in a wide variety of investment types and vehicles at BSAM Inc.'s discretion, including, but not limited to, hedge funds, funds of hedge funds, hedge fund related securities, fixed income instruments, short dated government bonds, money market instruments, bank deposits, bank loans and other financial instruments. BSAM Inc. may also, at its discretion, allocate part of the assets in the Company Portfolio to BSAM Inc. Affiliated Products. As BSAM Inc. will be required to pay base management fees (in connection with the hedge funds and funds of hedge funds investments) and BSAM Inc. will be required to pay management fees or commissions (in connection with hedge fund and funds of hedge funds investments) from its own resources (and not the Company's resources), BSAM Inc. has a conflict of interest when deciding to invest the Company Portfolio in BSAM Inc. Affiliated Products as BSAM Inc. and its affiliates will retain greater revenue by investing in BSAM Inc. Affiliated Products, than BSAM Inc. and its affiliates would retain investing in non-BSAM Inc. Affiliated Products.

Neither the Managers, nor any of their divisions, affiliates or entities will be obliged to rebate to the Company any fees, commissions or remuneration earned by them and they will, therefore, retain any fees, commissions or remuneration charged by them to the Company for their own benefit.

There are conflicts of interest which could impact the Company Portfolio's investment returns

As diversified securities firms, the Managers' parent company and certain of their affiliates engage in a broad spectrum of activities, including financial advisory services, merchant banking, sponsoring and managing private partnership investments, engaging in broker-dealer activities and other financial and investment activities. In the ordinary course of their investment banking businesses, the Managers' parent company and certain of their affiliates engage in activities in which their interests or the interests of their clients may conflict with the interests of the Company. The sections below enumerate certain potential conflicts of interest. Investors will be deemed to have acknowledged the existence of such actual and potential conflicts of interest and to have waived any claim with respect to the existence of any such conflict of interest.

The Managers and their affiliates may also receive fees or other additional compensation from the private equity funds in which the Managers elect to invest (including those contained in the Transfer Portfolio), or the funds of hedge funds (or similar investment vehicles) or hedge funds in which BSAM Inc. may elect to invest in connection with the execution of brokerage, lending or investment banking transactions through the affiliates of the Managers. Moreover, through these relationships the Managers, or any of their affiliates may obtain information about a particular private equity or hedge fund in the Company Portfolio. Neither the Managers, nor any of their affiliates have an obligation to disclose to the Company or to Shareholders any information obtained through these relationships. The affiliates of the Managers may take actions in the course of these relationships that could adversely affect the Company and the Shareholders.

Client relationships. The Managers and their affiliates have existing and potential client relationships with a significant number of private equity sponsors, corporations and other institutions (including those contained in the Transfer Portfolio). As a result, the Managers and their affiliates may have conflicts of interest in allocating their time and activity between the Company and the other clients, in allocating investments among the Company and the other clients and in effecting transactions between the Company and other clients, including ones in which the Managers and their affiliates may have a greater financial interest. The Managers and their affiliates may give advice or take action with respect to such other clients that differ from the advice given with respect to the Company. In providing services to their clients and the Company, the Managers may face conflicts of interest with respect to activities recommended to or performed for such clients, on the one hand, and the Company on the other hand. In addition, those client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Company. Although the Managers will seek to allocate investment opportunities among the Company and other clients or investment entities in a fair and equitable manner, there can be no assurance that an investment opportunity which comes to the attention of the Managers will be appropriate for the Company Portfolio or will be referred to the Company. Affiliates of the Managers are not obligated to refer any investment opportunity to the Company.

Compensation for services. The Managers' affiliates may seek to perform investment banking and other services for, and will expect to receive customary investment banking compensation from, private equity sponsors, portfolio investments and entities in which they invest (including those contained in the Transfer Portfolio). Such compensation could include financial advisory fees or fees in connection with restructurings and mergers and acquisitions, as well as underwriting or placement fees, financing or commitment fees, and brokerage fees. The Managers' affiliates have performed such services in the past, and have received substantial compensation from private equity sponsors and the companies in which they have invested (including those contained in the Transfer Portfolio). Investment banking and other compensation received by the Managers' affiliates will not be shared with the Company. In addition, the Managers' affiliates may provide services to third parties and receive fees in connection with transactions in which those third parties have interests which conflict with those of a portfolio investment. Without limiting the generality of the foregoing and by the way of example regarding private equity investment, the Managers' affiliates may represent a company which a private equity fund is seeking to acquire or the Managers, or their affiliates may represent, or may be providing acquisition financing to, a client competing with a private equity fund or a portfolio company for the acquisition of a company.

Other investment funds and proprietary trading. The Managers are the sponsors and investment managers of other private investment companies and may sponsor, without restriction, similar private investment companies in the future. Certain investment opportunities generated by the Managers or which otherwise become available may be appropriate either for the Company or for such other company, or may be appropriate for co-investment by the Company and such company at equivalent and/or different or overlapping levels. The Managers are not under any obligation to share any investment opportunity, idea or strategy with the Company. Certain opportunities may be offered to other affiliates of the Managers before they are offered to the Company, and certain opportunities may not be offered to the Company at all. As a result, the Managers and their affiliates (including merchant banking groups and asset management groups, as well as investment funds organised by the Managers) may compete with the Company for appropriate investment opportunities. There can be no assurance that the Company will not receive less of any equity or inferior terms in portfolio investments than it would otherwise receive if the Managers or their affiliates did not have a conflict of interest. There is also a possibility that the Company will invest in opportunities that have been declined by the other companies sponsored by the Managers and that other companies may invest in opportunities declined by the Company. The Company may sell its investments to a company that has been or may be established by the Managers and may purchase any investment made by any company established by the Managers. In situations described herein, conflicts will be resolved in the sole discretion of the Managers.

In addition, issuers of securities held by the Company or its portfolio investments may have publicly or privately traded securities in which the Managers' affiliates are investors or make a market. Such trading activities will be carried out generally without reference to positions held by the Company Portfolio or its portfolio investments, and may have an effect on the value of the positions so held, or may result in the Managers' affiliates having an interest in the issuer adverse to that of the Company Portfolio or its portfolio investments. The Managers' affiliates are not prohibited from purchasing or selling the securities of or otherwise investing in or financing issuers in which the Company or a partnership investment has an interest.

Investments in competitors. The investments in the Company Portfolio may compete with funds managed by the Managers in identifying and making investments which may result in an investment in the Company Portfolio being unable to make a desired investment or having to pay a higher price for such investment than it would have in the absence of such competition.

Trading and arbitrage activities. Certain of the Managers' affiliates invest, for their own account, in the securities of publicly traded corporations which may be held by hedge funds or private equity funds in the Company Portfolio. From time to time, such affiliates may choose not to act as a financial advisor in particular situations, although requested to do so, in order not to circumscribe arbitrage flexibility. Such affiliates may similarly elect not to undertake certain activities on behalf of the Company in order not to limit arbitrage possibilities.

Lending and loan syndication. Certain of the Managers' affiliates are engaged in the business of making, underwriting, trading and syndicating senior and other loans to corporate and other borrowers, which may include borrowers in which private equity funds and potentially the Company have invested as common stockholders or other junior security holders. The holders of senior securities, which may include the Managers' affiliates, may and, in the event of the issuer's financial distress or insolvency, will have interests substantially divergent from those of the Company. There can be no assurance that the interests of the Company will not be subordinated to those of the Managers' affiliates or other clients to the detriment of the Company.

Investment advisory clients. The Managers act as advisors to clients, including other investment partnerships, in asset management and other capacities with respect to investments in investment funds and other securities in which the Company may have an investment. The Managers may give advice, and take action, with respect to any of their clients or proprietary accounts that may differ from the advice given, or may involve a different timing or nature of action taken, than with respect to the Company. Because of different objectives or other factors, a particular investment may be bought by the Company, the Managers or clients or partners of the Managers at a time when one of such persons is selling such investment. As a result, investment transactions executed independently of the Company may be at prices or rates that are more or less favourable than such transactions executed by the Company.

Investment by investment vehicles managed by the Managers. The Managers may invest directly or indirectly in partnership investments and in companies owned by partnership investments through several vehicles, including investment vehicles organised by the Managers for the benefit of, and funded by, their partners, employees and consultants. It is possible that such investment funds may not invest in transactions in which the Company will invest and depending on the outcome of any such transactions, the Company's value may differ from such other investment vehicles.

Private equity investors and other private equity financing activities. In the past, the Managers have represented, or been affiliated with, private equity investors, including funds managed by the Managers' affiliates, in making or otherwise participating in the financing of private equity investments. It is possible that in the future the Managers' investor and financing assignments with respect to private equity investments may include representation of investors who would not permit either the Managers, or affiliates thereof, including the Company, to invest in the acquired company. In such a case, neither the Managers nor their affiliates, including the Company, would be allowed to participate as an investor.

Material, non-public information. The Managers and their affiliates may come into possession of material, non-public information that would limit the ability to buy and sell investments. As a consequence, the Company's investment flexibility may be significantly constrained.

The Board of Directors. The Board of Directors who will, as required by the UK Listing Rules, be independent of the Managers will oversee the activities of the Company, but will not be involved in the day-to-day management of the Company. The day-to-day management of the Company will remain the responsibility of the Managers, acting through a number of the Managers' employees. While a majority of the Board of Directors will be unaffiliated with the Managers, Paul Sanabria, a senior executive of BSAM Inc., will be a Director of the Company. In the event that Mr. Sanabria is no longer a Director, the Board of Directors may consult with the Managers as to the choice of proposed Directors. BSAM Inc. has been involved in the selection and appointment of the Directors as at the date of this document. To the extent permissible under any applicable laws and regulations and having regard to the requirement under the UK Listing Rules for the Company to have an independent Board of Directors, it is the intention of the Managers that an employee, officer or executive of the Managers will be a Director of the Company. This, including the appointment of Mr. Sanabria, may result in potential conflicts of interest. By virtue of his affiliation with the Managers, the Director who is a senior executive of the Managers has direct or indirect interests in the activities of the Managers, and in investments and investment vehicles organised by the Managers, in some cases similar to those in which the Company invests. In addition, such Director who is a senior executive of the Managers may spend a substantial portion of their time on matters other than or only tangentially related to the Company. As a result, the performance by this individual of their obligations to such other entities could conflict with their responsibilities to the Company.

Diverse membership. The Shareholders of the Company are expected to include taxable and tax-exempt entities and persons or entities organised and residing in various jurisdictions, including outside of the United States, who may have conflicting investment, tax and other interests with respect to their investments in the Company. The conflicting interests of individual Shareholders may relate to or arise from, among other things, the nature of investments made by the Company, the structuring of the acquisition of investments and the timing of disposition of investments. Such structuring of investments may result in different returns being realised by different Shareholders. As a consequence, conflicts of interest may arise in connection with decisions made by the Managers, including the selection of investments for the Company Portfolio, which may be more beneficial for one investor than for another investor, especially with respect to investors' individual tax situations. In selecting and structuring investments appropriate for the Company, the Managers will consider the investment and tax objectives of the Company as a whole, not the investment, tax or other objectives of any Shareholder of the Company individually.

SUMMARY INFORMATION ON THE COMPANY AND THE PLACING

The following information is extracted from, and should be read in conjunction with, the full text of this document. Investors should therefore read the whole of this document and not just rely on the summary information. The definitions used in this document are set out on pages 92 to 95.

The attention of potential investors is drawn to the risk factors set out on pages 1 to 16 of this document. The statistics shown in this document are for illustrative purposes only and do not represent a forecast of profits. Actual returns cannot be predicted and may differ from the illustrative statistics shown in this document.

The Shares are only suitable for investors who understand the potential risk of capital loss and that there may be limited liquidity in the underlying investments of the Company, for whom an investment in the Shares is part of a diversified investment programme and who fully understand and are willing to assume the risks involved in such an investment programme.

The Company

- Bear Stearns Private Equity Limited is a newly formed Guernsey registered, closed-ended investment company structured as a fund of private equity funds.
- The Company's initial capital structure will include two classes of shares: Equity Shares and Zero Dividend Preference Shares.
- The investment objective of the Company is to achieve capital growth, with income as a secondary objective, from a diversified portfolio consisting predominantly of private equity limited partnership interests, whilst employing an Enhanced Cash Management Strategy, including diversified investment in funds of hedge funds and/or hedge funds.
- The Company aims to provide Equity Shareholders with geared exposure to an attractive private equity funds portfolio, and to provide ZDP Shareholders with a predetermined final capital entitlement of 73.0 pence per ZDP Share on the Final Capital Entitlement Date. The Final Capital Entitlement of 73.0 pence per ZDP Share is not a guaranteed repayment amount.
- The Company will seek to make commitments and investments in a portfolio of private equity funds, diversified by manager, industry, geography, asset class, stage and vintage year.
- The Company will not have any external structural gearing in the form of long-term borrowings. Any borrowings will be of a short-term nature for the purposes of settlement of transactions, to facilitate the operation of an over-commitment policy, to meet ongoing expenses and to facilitate redemptions of Shares. Short-term borrowings will be limited to a maximum of 20 per cent. of Net Asset Value.
- Application has been made to the UK Listing Authority for the Shares of the Company to be issued pursuant to the Placing to be admitted to the Official List. Application has also been made for the Shares and the Packaged Units to be admitted to trading on the London Stock Exchange.

The Transfer Portfolio

- As soon as practicable following Admission, the Company will, pursuant to the Transfer Portfolio Purchase Agreement, acquire the private equity fund interests comprised in the Transfer Portfolio.
- The Transfer Portfolio will comprise 50 per cent. of each of the interests in 20 private equity funds held by The Bear Stearns Companies Inc. as of 30 April 2005, up to a maximum commitment of US$5 million per interest (subject to the consent of the private equity sponsors to the transfer of such interests).
- The fair market value of the Transfer Portfolio, and thus the consideration payable by the Company for the acquisition of the Transfer Portfolio, has been calculated by the Independent Valuation Agent appointed by the Board of Directors of the Company.
- The Independent Valuation Agent has presented a valuation report on the Transfer Portfolio to the Board of Directors of the Company which report has been approved by the Board.

The Managers

- The Managers are BSAM Inc. and BSAM Ltd., each an affiliate of the other and a subsidiary of The Bear Stearns Companies Inc.

- BSAM Inc. is a registered investment adviser pursuant to the Investment Advisors Act of 1940, and managed approximately US$30.9 billion in assets as at 31 December 2004.

- BSAM Ltd. is an investment manager authorised and regulated in the United Kingdom by the Financial Services Authority.

- BSAM Ltd. will be responsible for managing the Private Equity Portfolio and will delegate the day-to-day investment decision making function to BSAM Inc. BSAM Inc. currently manages private equity portfolios that comprise some 97 separate private equity funds with total commitments of over US$950 million as at 28 April 2005. BSAM Inc. will also be responsible for directing the Enhanced Cash Management Strategy.

- The Managers will be entitled to an aggregate annual management fee of 1.00 per cent. of the Company's Total Assets, such fee being payable monthly in arrears. The fee will be charged to the Company's revenue account in its entirety.

- The Managers may also be entitled to a performance fee if the aggregate Net Asset Value of the Equity Shares and ZDP Shares at the end of any Performance Period (having made adjustments for any issue and/or redemption and/or repurchase of Equity Shares and ZDP Shares or other distributions made in respect thereof) exceeds (i) the aggregate Net Asset Value of the Equity Shares and ZDP Shares at the start of the Performance Period by more than 8 per cent. (the "Hurdle Rate") and (ii) the highest previously recorded aggregate Net Asset Value of the Equity Shares and ZDP Shares as at the end of a Performance Period in respect of which a performance fee was last paid. The amount of such performance fee will be 7.5 per cent. of the total increase in the aggregate Net Asset Value per Equity Share and ZDP Share above the Hurdle Rate at the end of the relevant Performance Period over the aggregate Net Asset Value per Equity Share and ZDP Share at the start of the relevant Performance Period, multiplied by the number of issued and outstanding Equity Shares and ZDP Shares at the end of the relevant Performance Period.

- The Bear Stearns Companies Inc. or an affiliate entity will, under the Placing, make an investment in the Equity Shares of the Company in an amount equal to five per cent. of the Initial Gross Proceeds.

Directors

- The Directors bring to the Company a diverse range of experience including investment management and the supervision of investment funds.

Discount control

- In order to assist in the narrowing of any discount to the Net Asset Value at which the Shares may be trading from time to time, the Company may, at the sole discretion of the Directors:

  — make market purchases of its Shares (with such purchases to be made in accordance with the Listing Rules or other applicable laws or regulations); and

  — allow redemptions of up to 15 per cent. per annum of each class of Share at six monthly intervals, in each case as and when deemed appropriate by the Directors.

  Shareholders should have no expectation that the Directors will exercise any such discretion on any one or more occasion in respect of the Shares.

The Equity Share Annual Distribution

- The Company has been established with a feature which will allow Equity Shareholders who have made the relevant election to benefit from an annual capital distribution representing a cash amount of a target 3 per cent. of the Net Asset Value of the Equity Shares held by them as at the end of each financial year of the Company.

- The annual distribution is subject to revenue profits and/or net realised capital gains equalling at least the proposed distribution amount having been achieved from the Company Portfolio during the relevant financial year. Each annual distribution, if any, will be achieved by way of a partial redemption of such Equity Shareholder's holding of Equity Shares, if any, and is also subject to (i) prevailing market conditions, (ii) any legal or regulatory constraints, (iii) the Directors determining that the Cover for the ZDP Shares immediately following any such redemptions is not below 1.3 times and (iv) the Directors exercising their sole discretion to redeem any such Equity Shares.

Placing

- Equity Shares are being offered at the US$ equivalent of 57.5 pence each (which, for illustrative purposes would have been US$1.05 per Equity Share as at 17 June 2005 (being the latest practicable date prior to the publication of this document and assuming an exchange rate of US$1.8251:£1 as at that date)). The exact US Dollar Placing Price per Equity Share will be determined by HSBC and BSAM Inc. on or before 24 June 2005 by reference to the US$:£ exchange rate prevailing on the date of determination. ZDP Shares are being offered at 42.5 pence each and Packaged Units are being offered at 100 pence each or the US Dollar equivalent under the Placing, payable in cash in full upon subscription.

- The Packaged Units will comprise one Equity Share and one ZDP Share. Application has not been made for the Packaged Units to be admitted to the Official List and, the Packaged Units will therefore not have a separate listing in their own right, but will, however, be tradeable on the London Stock Exchange.

- Subscriptions for Equity Shares, ZDP Shares or Packaged Units under the Placing must be for a minimum of US$250,000 or its Sterling equivalent.

- Bear, Stearns & Co. Inc., Bear, Stearns International Limited and HSBC will act as co-placing agents in respect of the Shares and the Packaged Units.

Further issues of Shares

- Under the Articles, the Directors have wide powers to issue further Shares in secondary offerings on a non pre-emptive basis.

ISAs and PEPs/SIPPS/SSASs

- It is expected that the Shares will be eligible for inclusion in PEPs and ISAs (subject to applicable subscription limits) provided that they have been acquired by purchase in the market (but not any Shares acquired directly under the Placing) and that they will be permissible assets for SIPPS and SSASs.

Investor suitability

- **An investment in the Company involves a high degree of risk.** Investors may lose some or all of their investment. Before making an investment decision, prospective investors should consider the suitability of an investment in the Company with respect to their investment objectives.

Eligibility

- Each prospective investor will be required to certify that it is not a "US Person" within the meaning of Regulation S of the Securities Act. Prospective investors unable to provide this certification will be required to satisfy the Company, Bear, Stearns & Co. Inc., Bear, Stearns International Limited, and HSBC that they are "accredited investors" as defined in Regulation D of the Securities Act and "qualified purchasers" within the meaning of Section 3(c)(7) of the Investment Company Act (see Placing Arrangements: Transfer of Shares on pages 45 to 49 of this document).

Transfer restrictions

- US Persons will be subject to significant transfer restrictions in respect of the Shares (see Placing Arrangements: Transfer of Shares; US Investors on pages 46 to 48 of this document).

Risks

Investment in the Shares is subject to many risks, including:

- There can be no assurance that the investment objectives of the Company will be met.

- The possible risks associated with the acquisition of the Transfer Portfolio are set out more fully in the section entitled "Risk Factors" at the front of this document.

- The Bear Stearns Companies Inc. is the ultimate parent company of the Managers. The Company's acquisition of the Transfer Portfolio creates a conflict of interest for the Managers and The Bear Stearns

Companies Inc. because The Bear Stearns Companies Inc. will earn a profit from the sale of the Transfer Portfolio to the Company, and will have other incentives to sell to the Company certain of the underlying investments contained in the Transfer Portfolio from its own account. The Managers and The Bear Stearns Companies Inc. have a conflicting division of loyalties regarding the Company on the one side and the Managers and The Bear Stearns Companies Inc.'s own interests on the other.

- At any time after 30 April 2005, the Company shall have no right to purchase additional proprietary private equity fund interests from The Bear Stearns Companies Inc. or its affiliates and neither The Bear Stearns Companies Inc. nor its affiliates shall have any obligation to sell any additional proprietary private equity fund interests to the Company.

- Due to the affiliation between the Managers and The Bear Stearns Companies Inc. and its affiliates in carrying out their management functions for the Company, the Managers face conflicts of interest relating to their duties to the Company. These conflicts of interest and the ways in which they may be addressed are set out more fully in the section entitled "Risk Factors" at the front of this document.

- The investments in the Company Portfolio may be concentrated in a limited number of private equity funds, funds of hedge funds, companies and industries.

- The Company has no operating history and may invest in private equity, funds of hedge funds (or similar investment vehicles), and/or hedge funds with no operating history.

- The Company will operate in a highly competitive environment for investment opportunities.

- US Persons will be subject to significant transfer restrictions.

- The Equity Shares are geared by the ZDP Shares; a positive Net Asset Value for the Equity Shares will be dependent on the assets in the Company Portfolio being sufficient to meet the prior capital entitlements of the ZDP Shares and to repay the amount of any borrowings and other liabilities incurred by the Company.

- The different rights and expectations of the two classes of Shares may give rise to conflicts of interest between them. In such circumstances, the Directors may find it impossible to meet fully both sets of expectations and are required to balance fairly the competing interests. These possible structural conflicts of interest and the ways in which they may be addressed are set out more fully in Part V of this document in the section headed "Potential Structural Conflicts of Interests".

Prospective investors' attention is drawn to the section entitled "Risk Factors" at the front of this document, which should be read in full.

IMPORTANT INFORMATION

The attention of potential investors is drawn to the "Risk Factors" set out on pages 1 to 18 of this document.

Investment in the Company will involve certain risks and special considerations. Investors should be able and willing to withstand the loss of their entire investment. The investments of the Company are subject to normal market fluctuations and the risks inherent in all investments and there can be no assurance that an investment will retain its value or that appreciation will occur. The price of Shares and the income from such Shares can go down as well as up and investors may not realise the value of their initial investment.

No broker, dealer or other person has been authorised by the Company, its Directors, The Bear Stearns Companies Inc., Bear, Stearns & Co. Inc., Bear, Stearns International Limited, BSAM Inc., BSAM Ltd. or HSBC to issue any advertisement or to give any information or to make any representations in connection with the offering or sale of the Equity Shares, the Zero Dividend Preference Shares or the Packaged Units other than those contained in this document and, if issued, given or made, such advertisement, information or representations must not be relied upon as having been authorised by the Company, its Directors, The Bear Stearns Companies Inc., Bear, Stearns & Co. Inc. or Bear, Stearns International Limited, BSAM Inc. or HSBC.

Prospective investors should not treat the contents of this document as advice relating to legal, taxation, investment or any other matters. Prospective investors should inform themselves as to: (a) the legal requirements within their own countries for the purchase, holding, transfer, redemption or other disposal of Shares; (b) any foreign exchange restrictions applicable to the purchase, holding, transfer, redemption or other disposal of Shares that they might encounter; and (c) the income and other tax consequences that may apply in their own countries as a result of the purchase, holding, transfer, redemption or other disposal of Shares. Prospective investors must rely upon their own representatives, including their own legal advisers and accountants, as to legal, tax, investment or any other related matters concerning the Company and an investment therein.

Statements made in this document are based on the law and practice currently in force in Guernsey, England and Wales and the United States and are subject to changes therein.

This document should be read in its entirety before making any investment in the Company. All prospective Shareholders are entitled to the benefit of, are bound by and are deemed to have notice of, the provisions of the Memorandum and Articles of Association of the Company.

This document does not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for Shares by any person in any jurisdiction (i) in which such offer or invitation is not authorised; or (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such offer or invitation.

Some of the statements in this document constitute forward-looking statements, which relate to future events or the Company's future performance or financial condition. The forward-looking statements contained in this document involve risks and uncertainties, including statements as to (i) the Company's expected operating plans; (ii) the Company's future operating results; (iii) the Company's business prospects and the prospects of the investments in the Company Portfolio; (iv) the impact of investments in the Company Portfolio that the Company expects to make; (v) the Company's contractual arrangements and relationships with third parties; (vi) the dependence of the Company's future success on the general economy and its impact on the industries in which the Company will invest; (vii) the ability of the investments in the Company Portfolio to achieve their objectives; (viii) the Company's expected financing and investments; (ix) the adequacy of the Company's cash resources and working capital, including the potential use and availability of leverage; (x) the timing of cash flows, if any, from the operations of the Company Portfolio; (xi) the Company's ability to make investments consistent with its investment objective; and (xii) the Company's pace of investment.

The Company and the Managers use words such as "anticipates," "believes," "expects," "intends" and similar expressions to identify forward-looking statements. The Company's actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in the section headed "Risk Factors" and elsewhere in this document.

The Company and the Managers have based the forward-looking statements included in this document on information available to them as at the date of this document, and, subject to any applicable legal or regulatory requirements, neither the Company nor the Managers assume any obligation to update any such forward-looking statements. Although the Company and the Managers undertake no obligation to revise or update any forward-looking statements contained herein, whether as a result of new information, future events, any change in the Company's or the Manager's expectations with regard thereto or otherwise, investors are advised to consult any communications made directly to them by the Company and/or any additional disclosures through announcements that the Company may make through an RIS.

For the attention of Bahrain residents

An investment in the Company has not been approved by the Bahrain Monetary Agency, nor has the Company or any placement agent received approval from the Bahrain Monetary Agency to market interests in the Company in Bahrain and therefore no services may be rendered by them in Bahrain. All applications for interests in the Company should be received, and any allotments made, from outside Bahrain. This offer is restricted to institutional investors and investment professionals, and any person receiving this document and not falling within those categories is ineligible to purchase the interests referred to.

For the attention of Danish residents

The Shares of the Company are only offered to a limited circle of selected institutional/private investors or natural and legal persons who acquire securities in the course of their business and therefore no action has or will be taken that would allow an offering of such Shares to the public in Denmark. This document has not been and will not be registered with or approved by the Danish Financial Supervisory Authority, the Danish Securities Council or the Danish Commerce and Companies Agency under the relevant Danish acts and regulations on the offering of the Shares of the Company. The Company is not a foreign investment institution within the meaning of Section 11 of the Danish Consolidated Act no. 1169 of 19 December 2003 as amended on Investment Associations and Special Purpose Associations. This document may not be made available nor may the Shares of the Company otherwise be marketed and offered for sale in Denmark other than in circumstances which are deemed not to be marketing or an offer to the public.

For the attention of Dutch residents

The Shares in the Company are only offered by means of this document and are not, may not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, in or from the Netherlands, to any person other than employees and/or subsidiaries of the Company, or individuals or legal entities which trade or invest in investment objects in the conduct of their profession or business within the meaning of Section 1 of the Regulation of 9 October 1990 in Implementation of Section 14 of the Act on the Supervision of Collective Investment Schemes (Uitvoeringsregeling ex artikel 14 Wet toezicht beleggingsinstellingen), which includes, but is not limited to banks, brokers, dealers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including among others, treasuries of large enterprises.

For the attention of Greek residents

No Shares in the Company will be offered, sold or delivered and no copies of this document, nor any other document relating to the Shares and to any offer thereof will be distributed or made available in Greece except to a restricted circle of investors in the context of their professional activity pursuant to the public offer rules contained in PD. 52/1992. To the extent this document is circulated in Greece, it is considered as used in relation to a private placement only. This document has not been and will not be registered with or approved by the CMC in Greece.

For the attention of Irish residents

The Shares in the Company are offered in a manner that does not constitute an offer for sale nor is there to be a solicitation in respect of a sale to the public. This document may not be distributed to the public, and an Irish recipient of this document may not in any way forward this document to the public.

For the attention of Italian residents

No Shares will be offered, sold or delivered and no copies of this document, nor any other document relating to the Shares and to any offer thereof will be distributed or made available in the Republic of Italy except to certain permitted persons, unless another case of total exemption from the solicitation to investment related provisions as referred to in Legislative Decree No. 58 of 24 February 1998 and the relevant implementing regulations has occurred.

Individual sales of the Shares to any person in Italy may only be made according to Italian securities, tax and other applicable laws and regulations.

For the attention of Kuwait residents

This document is not for general circulation to the public in Kuwait nor will the Company's Shares be sold to the public in Kuwait.

For the attention of Luxembourg residents

This document does not constitute a public offer or solicitation in Luxembourg and accordingly should not be construed as such. To the extent this document is circulated in Luxembourg, it is considered as used in relation to a private placement (i.e. a limited circle of investors) only. The interests in the Company may not be offered to the public in or from Luxembourg and may only be offered to institutional and professional investors. This document shall not be copied or otherwise distributed by the recipient to others without the prior written consent of Bear, Stearns & Co. Inc., Bear, Stearns International Limited and HSBC.

For the attention of Monaco residents

Interests in the Company may not be offered or sold, directly or indirectly, to the public in Monaco other than by an authorised intermediary. Neither this document, which has not been submitted to the clearance procedure of the Monegasque Authorities, including the Commission de Controle, nor any offering material relating to the offer of interests, may be released or issued to the public in Monaco in accordance with any such offer. This document does not constitute an offer to sell securities under the securities laws of Monaco.

For the attention of Norwegian residents

The Company is not registered with the Norwegian Banking Insurance and Securities Commission and is thus not under public supervision in Norway. This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 or in accordance with the prospectus requirements laid down in the Norwegian Securities Fund Act 1981. This document has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, Kredittilsynet nor the Norwegian Registry of Business Enterprises. This document are directed exclusively to the addressees of this document and cannot be distributed, offered or presented, either directly on indirectly, to other persons or entities domiciled in Norway without the prior consent of Bear, Stearns & Co. Inc., Bear, Stearns International Limited and HSBC.

For the attention of Portuguese residents

This document has not been and will not be subject, for marketing purposes, to any registration procedure before the Securities Market Commission ("Commissão de Mercado de Valores Mobiliários"). Therefore, no Shares in the Company may be offered, transferred, delivered or sold, directly or indirectly, within Portugal by way of a public offer, public advertisement or in any similar manner. Furthermore, this document and/or any other document relating to such Shares as well as information contained therein, may not be supplied to the public in Portugal or used in connection with any offer for subscription of such Shares to the public in Portugal.

For the attention of Qatar residents

The Shares are being offered to residents of Qatar on a "cross border" marketing basis. Accordingly this offering and the offering documents have not been filed with, reviewed or approved by Qatar Central Bank or any other Qatari governmental regulatory body or securities exchange. There are no specific laws dealing with securities or investor rights in Qatar that apply to the marketing of securities from outside Qatar.

For the attention of Saudi Arabian residents

This document is being provided solely for informational purposes; receipt of this document, therefore, does not constitute an offer to buy interests in the Company referred to therein.

For the attention of Swedish residents

Neither the offering of interests in the Company nor this document is subject to any registration or approval requirements in Sweden, wherefore this document has not been, nor will be, registered or approved by Finansinspektionen, Stockholmsbörsen or Bolagsverket.

For the attention of Swiss residents

The Shares of the Company are only offered pursuant to this document to a limited number of investors in Switzerland by way of private placement without any public offering. This document may only be used by those persons to whom it has been distributed in connection with the offer of Shares described in this document.

For the attention of United Arab Emirates residents

The Shares have not been approved or licensed by UAE Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This document is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates and does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise, and is not intended to be a public offer and is addressed only to persons who are institutional investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The Shares may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

For the attention of US residents

The Company has not been and will not be registered under the Investment Company Act. In addition, the Shares have not been and will not be registered under the Securities Act. Consequently, the Shares may not be offered or sold or otherwise transferred within the United States or to, or for the account or benefit of, US Persons except in accordance with the Securities Act or an exemption therefrom and under circumstances which will not require the Company to register under the Investment Company Act. The Shares may only be resold or transferred in accordance with the restrictions set forth under the section headed "Placing Arrangements: Transfer of Shares" on pages 45 to 49 of this document.

The Company has agreed that, for so long as any Shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, it will, during any period in which it is neither subject to Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, provide to any holder or beneficial owner of these restricted securities or prospective purchaser designated by such holder or beneficial owner, in each case upon the request of such holder, beneficial owner or prospective purchaser, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

General

The Company is a Guernsey company, and its registered office and administrative activities and a substantial portion of its assets are located outside the United States. In addition, (with the exception of Mr. Sanabria) all of the Company's directors and officers are residents of jurisdictions other than the United States, and (with the exception of Mr. Sanabria) all or a substantial portion of the assets of these persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or these persons or to enforce outside the United States judgments against the Company or these persons obtained in the United States in any action, including actions predicated upon the civil liability provisions of the securities laws of the United States or any state or other jurisdiction within the United States.

If 25 per cent. or more of any class of equity ownership in the Company is owned, directly or indirectly, by pension or other employee benefit plans (including both US and non-US plans but provided that there is at least one ERISA plan (collectively, "Plans"), the assets of the Company will be deemed to be "plan assets", subject to the constraints of ERISA and Section 4975 of the Code. If this happens, transactions involving the assets of the Company could be subject to the fiduciary responsibilities of ERISA and to the prohibited transaction provisions of ERISA and Section 4975 of the Code and, among other things, the fiduciary of an ERISA Plan that is responsible for the Plan's investment in the shares could be liable for any ERISA violations by the Company's directors or investments managers.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATION OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISION OF THIS PARAGRAPH.

DIRECTORS, MANAGERS AND ADVISERS

Directors

Trevor Charles Ash (Chairman)
(Guernsey resident)
John Loudon *(UK resident)*
Paul Adam Sanabria *(US resident)*
Christopher Paul Spencer
(Guernsey resident)

All of whom are of:

HSBC Private Bank Building
Rue du Pré
St. Peter Port
Guernsey GY1 1LU

Manager ***(as to the Private Equity Portfolio and as to the Enhanced Cash Management Strategy)***

Bear Stearns Asset Management
Inc.
383 Madison Avenue
New York
New York 10179
United States of America

Manager ***(as to the Private Equity Portfolio)***

Bear Stearns Asset Management
Limited
45 Old Bond Street
London W1S 4QT
United Kingdom

Sponsor and Co-Placing Agent

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Co-Placing Agent

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York
New York 10179
United States of America

Co-Placing Agent

Bear, Stearns International Limited
One Canada Square
London E14 5AD
United Kingdom

Solicitors to the Company (as to English and US law)

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

Solicitors to the Sponsor

Norton Rose
Kempson House
Camomile Street
London EC3A 7AN
United Kingdom

Legal Advisers to the Company (as to Guernsey law)

Carey Olsen
7 New Street
St. Peter Port
Guernsey GY1 4BZ

Auditors

KPMG Channel Islands Limited
2 Grange Place
PO Box 235
St. Peter Port
Guernsey GY1 4LD

Administrator and Company Secretary

HSBC Management (Guernsey)
Limited
HSBC Private Bank Building
Rue du Pré
St. Peter Port
Guernsey GY1 1LU

Registrar

Capita IRG (CI) Limited
2nd Floor
1 Le Truchot
St. Peter Port
Guernsey GY1 4AE

UK Transfer Agents

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

EXPECTED TIMETABLE

	2005 *(London time)*
Latest time and date for receipt of Placing commitments	12 p.m. on 24 June
Results of Placing announced	by 28 June
Admission to listing of the Equity Shares and the Zero Dividend Preference Shares	8.00 a.m. on 29 June
Dealings in the Equity Shares, Zero Dividend Preference Shares and the Packaged Units to commence on the London Stock Exchange	8.00 a.m. on 29 June
CREST (stock) accounts credited	29 June
Certificates despatched for the Equity Shares, Zero Dividend Preference Shares and the Packaged Units	week commencing 4 July

PLACING STATISTICS

Equity Shares	
Illustrative Placing Price per Equity Share*	$1.05
Illustrative initial Net Asset Value*	$1.03
ZDP Shares	
Placing Price per ZDP Share	42.5 pence
Expected initial capital entitlement per ZDP Share	41.5 pence
Final Capital Entitlement per ZDP Share	73.0 pence
Redemption Yield at Placing Price	7.0%
Cover at Admission	1.34 times
Packaged Units	
Illustrative Placing Price per Packaged Unit*	100 pence or $1.83
Illustrative initial Net Asset Value*	97.75 pence or $1.78

* The illustrative Placing Price and the illustrative initial Net Asset Value are expressed in US$ and are based on an actual Placing Price of 57.5 pence and an expected initial Net Asset Value of 56.1 pence per Equity Share. The actual Placing Price per Equity Share and Packaged Unit in US$ will be determined by HSBC and BSAM Inc. on or before 24 June 2005 by reference to the US$:£ exchange rate prevailing on the date of determination. The illustrative Placing Prices stated above have been based on an exchange rate of US$1.8251:£1 as at 17 June 2005 (being the latest practicable date prior to the publication of this document).

The initial Net Asset Values set out above are provided for illustrative purposes only, do not represent forecasts of returns or profits and are described in more detail in Part I. The attention of prospective investors is also drawn to the risk factors set out on pages 1 to 16 of this document. Investors should note that the Final Capital Entitlement of 73.0 pence per ZDP Share is not a guaranteed repayment amount.

PART I

INFORMATION ON THE COMPANY

Introduction to the Company

Bear Stearns Private Equity Limited is a newly formed Guernsey registered, closed-ended investment company principally structured as a fund of private equity funds. The Company's issued share capital will include two classes of shares: Equity Shares and Zero Dividend Preference Shares. The Zero Dividend Preference Shares are subject to redemption or refinancing on the Final Capital Entitlement Date.

The Equity Shares and the Zero Dividend Preference Shares are expected to be admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. The Company's private equity investment strategy will be jointly managed by Bear Stearns Asset Management Inc. ("BSAM Inc."), an investment adviser registered with the US Securities and Exchange Commission, and Bear Stearns Asset Management Limited ("BSAM Ltd.") an investment manager regulated in the UK by the Financial Services Authority, (each a "Manager" and together the "Managers"). Both BSAM Inc. and BSAM Ltd. will jointly manage the Company's Private Equity Portfolio, with BSAM Inc. having the responsibility of performing the day-to-day investment management functions. BSAM Inc. will, however, be solely responsible for the management of the Company's Enhanced Cash Management Strategy.

Investment objective

The Company's primary investment objective is to seek capital growth, with income as a secondary objective, from a diversified portfolio consisting predominantly of private equity limited partnership interests whilst employing an Enhanced Cash Management Strategy, including, but not limited to, diversified investments in funds of hedge funds and hedge funds. BSAM Inc. will be responsible with regard to the management of the funds of hedge funds component of the Enhanced Cash Management Strategy and the appropriate allocation of the Company's assets between and among such funds of hedge funds (or similar investment vehicles).

Investment policy

The Company will seek to make commitments and investments in the Company Portfolio consisting of private equity funds, diversified by manager, industry, geography, asset class, stage and vintage year. The Managers will seek to identify opportunities to invest in funds with high quality management with proven capabilities and performance. The Managers will focus on private equity sponsors based predominantly in Europe, North America and in other parts of the world. It is anticipated that the majority of the Private Equity Portfolio will be allocated to buyout funds, and the balance to venture capital, real estate and multi-style funds.

By investing in a portfolio of private equity funds, the Company will be exposed to numerous underlying investments in individual companies, ranging from start-up ventures to large, multi-national enterprises. The Managers will endeavour to purchase private equity fund interests in the secondary market and allocate the Company's assets to new private equity fund interests in order to ensure that the Private Equity Portfolio contains investments that will be made and exited in different economic cycles.

The Company's Private Equity Portfolio will be constructed by investing in private equity funds, but occasionally it may hold quoted securities as a result of distributions from its portfolio of fund investments. The Managers' normal policy will be to dispose of such assets as soon as practicable.

Cash held in the Company Portfolio pending investment will be invested on an active basis in accordance with the Enhanced Cash Management Strategy that will attempt both to maximise the Company's returns and to meet liquidity obligations, including capital calls from private equity sponsors to meet the Company's obligations to advance further funds in respect of its private equity fund interests. The portion of the Company's Total Assets that is not otherwise invested in the Private Equity Portfolio will be allocated to enhanced cash investments. BSAM Inc. will endeavour to build an overall portfolio of investments that in aggregate balances characteristics for potentially above average returns with manageable levels of volatility. Investments will be made in a wide variety of investment types and vehicles at BSAM Inc.'s discretion including, but not limited to, investments in funds of hedge funds, hedge funds, fixed income instruments, short dated government bonds, money market instruments, bank deposits, bank loans and other financial instruments.

In accordance with the Listing Rules of the UK Listing Authority, any material changes in the investment policy may only be made with the approval of the Shareholders at an Extraordinary General Meeting of the Company and at separate general meetings of the Equity Shareholders and ZDP Shareholders.

Acquisition of the Transfer Portfolio

As soon as practicable following Admission, the Company will, pursuant to the Transfer Portfolio Purchase Agreement, and subject to any necessary consents being received, acquire the private equity fund interests comprised in the Transfer Portfolio. The ownership interests comprised in the Transfer Portfolio represent 50 per cent. of each of the ownership interests held by The Bear Stearns Companies Inc. in 20 private equity funds as of 30 April 2005, up to a maximum of US$5 million per interest. The fair market value of the Transfer Portfolio has been calculated by the Independent Valuation Agent appointed by the Board of Directors of the Company, and such value (as adjusted for capital calls net of distributions and for changes in the value of publicly traded portfolio companies as further described on page 51 of this document) constitutes the aggregate consideration payable by the Company to The Bear Stearns Companies Inc. for the acquisition of the Transfer Portfolio. The Independent Valuation Agent has valued the Transfer Portfolio in its sole discretion and in a manner that is consistent with the British Venture Capital Association's valuation guidelines and standard industry practice. The valuation report has been approved by the independent members of the Company's Board.

The Bear Stearns Companies Inc. is the ultimate parent company of the Managers. The Company's acquisition of the Transfer Portfolio creates a conflict of interest for the Managers and The Bear Stearns Companies Inc. because The Bear Stearns Companies Inc. will earn a profit from the sale of the Transfer Portfolio to the Company, and have other incentives to sell to the Company certain of the underlying investments contained in the Transfer Portfolio from its own account. The Managers and The Bear Stearns Companies Inc. have a conflicting division of loyalties regarding the Company on the one side and the Managers and The Bear Stearns Companies Inc.'s own interests on the other (as further described in the Risk Factor entitled "*Risk relating to the acquisition of the Transfer Portfolio*" on pages 5 and 6 of this document).

At any time after 30 April 2005, the Company shall have no right to purchase additional proprietary private equity fund interests from The Bear Stearns Companies Inc. or their affiliates and neither The Bear Stearns Companies Inc. nor their affiliates shall have any obligation to sell any additional proprietary private equity fund interests to the Company.

The valuation provided by the Independent Valuation Agent may differ materially from the valuation that would have been provided by another third party or group of third parties or the purchase price that would have been agreed as the result of negotiations between an unaffiliated buyer and seller. The Managers' affiliation with The Bear Stearns Companies Inc. and the resultant appointment of the Independent Valuation Agent may result in the Company paying a higher or lower price for the Transfer Portfolio than the Company would have been paid if the purchase was made from an unaffiliated party. As stated above, the Independent Valuation Agent has valued the portfolio at fair value. This is defined for this purpose as the amount for which the relevant asset could be exchanged between knowledgeable, willing parties in an arms' length transaction. The Independent Valuation Agent has presented a valuation report on the Transfer Portfolio to the Board of Directors of the Company who have given the report their approval. Mr. Sanabria, the sole Director affiliated with the Managers, has not participated in the Board's discussions and the approval process for the Transfer Portfolio.

The Transfer Portfolio has been valued by the Independent Valuation Agent appointed by the Company. The fair market value as adjusted for all capital calls and net of all distributions as at 1 June 2005, is US$55.0 million. The Directors' aggregate valuation based on asset values of the Transfer Portfolio is US$53.0 million.

Investors should note that practice varies amongst the private equity sponsors in the Transfer Portfolio with regard to the provision of information on which the independent valuation will be based. All private equity sponsors in the Company Portfolio produce an up to date valuation at least every six months. For the purposes of the valuation of the Transfer Portfolio, the most recent valuations available have been used, being valuations as at 31 December 2004. Although the private equity sponsors' valuations of the net asset value of their private equity funds will be out of date, the Independent Valuation Agent has, in accordance with its valuation methodology, updated such net asset values. Following acquisition of the Transfer Portfolio, the valuation reported by the Company may reflect a lower Net Asset Value since the Company will base its reported values on net asset valuations it receives from the underlying private equity sponsors who may value their portfolios at cost rather than fair market value.

Each of the private equity fund interests in the Transfer Portfolio requires the consent of the corresponding private equity sponsor prior to the transfer of such interest. There is no assurance that the Company will be able to obtain consent for the transfer of each of the 20 fund interests. Accordingly, the Company may only be able to purchase a portion of the Transfer Portfolio.

The Company believes it is currently a "foreign private issuer" within the meaning of Rule 405 of the Securities Act, and in order to preserve this status, has undertaken to comply with a number of restrictions including the restriction that not more than 50 per cent. of the assets (including any uninvested cash) in the Company Portfolio may be invested in investments located in the United States. If the acquisition of the Transfer Portfolio (taken together with any assets which are located in the United States) would cause this 50 per cent. limit to be breached, the Company will scale back the proportion of the private equity interests to be acquired by it (and thus the overall size of the Transfer Portfolio) such that the 50 per cent. limit (when taken together with other assets located in the United States) is not breached. Such scaling back will be made at the sole discretion of the Directors and the Managers.

Further details on the Transfer Portfolio and its fair market value are set out in Part IV of this document.

The Company Portfolio immediately following Admission

On the assumption that Initial Gross Proceeds are £100 million, the Company Portfolio will be represented approximately as to 31 per cent. by private equity investments taken by reference to the purchase price of the Transfer Portfolio as at 1 June 2005. The remainder of the Company Portfolio will be represented by a wide variety of investment types and vehicles selected at BSAM Inc.'s discretion including, but not limited to, investments in funds of hedge funds, hedge funds, fixed income investments, short dated government bonds, money market investments, bank deposits, bank loans and other financial instruments. The Company and BSAM Inc. may, having regard to the Company's investment objective, alter the percentage of the Company Portfolio represented by these investment types in response to market conditions, investment opportunities and other factors.

Capital structure

Introduction

Immediately following Admission, the issued share capital of the Company will consist of Equity Shares and ZDP Shares in an approximate ratio of 1:1 by number, although the initial gross assets attributable to the Equity Shares and the ZDP Shares are expected to be in the ratio of approximately 57.5:42.5. On the assumption that the Placing is subscribed for in full, immediately following Admission, the issued share capital of the Company will comprise 150 million Equity Shares and 150 million ZDP Shares. This should not be taken as an indication of the actual number of Shares that will be issued pursuant to the Placing. Applications have been made to the UK Listing Authority for the Equity Shares and the ZDP Shares to be admitted to the Official List and to the London Stock Exchange for such Shares to be admitted to trading (both separately and in the form of Packaged Units).

Equity Shares

The Equity Shares are designed to provide holders with geared capital growth and, as a secondary objective, the potential for income. On a winding-up, Equity Shareholders will be entitled to the net assets of the Company after any creditors have been paid and the accrued capital entitlement of the ZDP Shares has been met. The Equity Shares will be geared 1.7 times (equivalent to a debt/total assets ratio of 42.5 per cent.) at Admission by the presence of the ZDP Shares in the Company's capital structure. In addition, Equity Shareholders will be entitled on a winding-up to receive any undistributed revenue profits (including any accumulated revenue reserves) of the Company, subject to all creditors having been paid in full, even if the accrued capital entitlement of the ZDP Shares will not be met in full. Any distribution of revenue reserves (if any) on a winding-up is likely to be made by way of distribution immediately prior to the commencement of the winding-up.

The Company has been established with a feature which may allow Equity Shareholders who have made the relevant election to benefit from an annual capital distribution representing a cash target of 3.0 per cent. of the Net Asset Value of the Equity Shares held by them as at the end of each financial year of the Company. The decision to make an annual capital distribution to electing Equity Shareholders will be made by the Board in its sole discretion. The Board is under no obligation to make any annual capital distribution in any particular year or from year to year. Should the Board approve an annual capital distribution, it will be achieved by way of a partial redemption of such Equity Shareholder's holding of Equity Shares and is subject to (i) the Company having achieved revenue profits and/or net realised capital gains from its portfolio of an amount at least equal to the amount of the proposed distribution, (ii) prevailing market conditions, (iii) any legal or regulatory constraints, (iv) the Directors determining that the Cover for the ZDP Shares immediately following any such redemptions would not be below 1.3 times and (v) the Directors exercising their sole discretion to redeem any such Equity Shares. The Company is under no obligation to redeem any Equity Shares. Further details of this feature are set out in the section headed "The Equity Share Annual Distribution" in Part II of this document.

Equity Shares will carry the right to vote at general meetings of the Company (as will ZDP Shares). In addition, they will carry the right to vote as a class on certain proposals which would be likely to affect materially their position, including any proposed change in the Company's investment policy.

Equity Shares will have a nominal value of 0.01p, although their share price and Net Asset Value will be quoted in US Dollars. All distributions payable to the holders of Equity Shares (including on a redemption of such Shares) will be paid in US Dollars.

ZDP Shares

The ZDP Shares are designed to provide a predetermined Final Capital Entitlement ranking behind the Company's creditors (if any) but in priority to the Equity Shares. They will carry no entitlement to income and the whole of their return will, therefore, take the form of capital. ZDP Shareholders will not be entitled to receive any part of the revenue profits (including any accumulated revenue reserves) of the Company on a winding-up, even if the accrued capital entitlement of the ZDP Shares will not be met in full. ZDP Shareholders will have an initial capital entitlement of 41.5 pence per ZDP Share growing to a Final Capital Entitlement of 73.0 pence on the Final Capital Entitlement Date, equivalent to a Redemption Yield of 7.0 per cent. per annum based on the Placing Price of 42.5 pence per ZDP Share. The ZDP Shares will, as at Admission, have Cover of approximately 1.34 times for their Final Capital Entitlement. As noted in the section headed "The life of the Company" below the ZDP Shares will be redeemed on the Final Capital Entitlement Date at their Final Capital Entitlement or, if lower, at a price per Share equivalent to their pro rata share of the surplus assets of the Company (after payment of all liabilities) excluding any part of the revenue profits of the Company (including accumulated revenue reserves).

Potential investors should note that a Final Capital Entitlement amount of 73.0 pence per ZDP Share is not a guaranteed or promised repayment amount. The Company will have no long-term structural gearing ranking for payment ahead of the ZDP Shares.

The ZDP Shares will carry the right to vote at all general meetings of the Company, with the holders of ZDP Shares and the Equity Shares each having one vote per Share held. In addition, they carry the right to vote as a class on certain proposals which would be likely to materially affect their position. Further ZDP Shares (or any shares or securities which rank in priority to or pari passu with the ZDP Shares) may be issued without the separate class approval of the ZDP Shareholders provided that the Directors determine that such Cover would not be decreased below the lower of 1.3 times or the Cover immediately preceding any such issue and the Directors consider such issue to be in the best interests of the Company and its Shareholders taken as a whole.

ZDP Shares will have a nominal value of 0.01p and their share price and Net Asset Value will be quoted in Sterling. Distributions payable to the holders of ZDP Shares on redemption of such Shares or on any other occasion will be paid in Sterling.

Packaged Units

Arrangements have been made for investors to hold and transfer Shares in the form of Packaged Units, if they so wish.

Each Packaged Unit will comprise one Equity Share and one ZDP Share and the holders of Packaged Units will have the rights attaching to the underlying Shares. Packaged Units will be separately tradeable on the London Stock Exchange but will not constitute a separate listed security for the purposes of the UK Listing Authority's Official List. A holding of Packaged Units may be split at any time into separate holdings of its constituent Shares and holdings of equal numbers of Equity Shares and ZDP Shares may be consolidated at any time into a holding of Packaged Units, in each case by application in writing to the Registrar.

General

Further details of the rights attached to the Equity Shares and the ZDP Shares are set out in paragraph 3 of Part VI of this document.

Name

Bear, Stearns & Co. Inc. has granted the Company a non-exclusive licence to use the name "Bear Stearns" as long as BSAM Inc., BSAM Ltd. or one of their respective affiliates is a Manager of the Company.

Market outlook for the private equity industry and the hedge fund industry

The outlooks of the private equity industry and the hedge fund industry contained in this document have been prepared by the Managers for summary discussion purposes only and do not constitute a detailed analysis of such industries and should not be construed as such.

The outlook summaries are not, and do not purport to be, complete, comprehensive or definitive in their nature but act merely as a summary guide as to the Managers' view of the private equity industry and the hedge fund industry respectively.

Private equity market outlook

The Managers believe that for the current financial year, the global private equity market will provide attractive opportunities for selective investments in newly formed private equity funds as well as the purchase of secondary fund interests.

The past year has marked the return to a more active private equity fund raising environment. Increased distribution activity and improving performance is driving increased investor demand and the Managers forecast a significant volume of new private equity fund offerings for the foreseeable future. The Managers expect to be able to select from a broad range of opportunities and have already identified a pipeline of attractive prospective investments. The market for secondary private equity funds is cyclical and has been particularly active over the last three years. There continues to be a flow of potential secondary fund acquisitions and the Managers will endeavour to review the most attractive of these new opportunities for purchase by the Company.

Hedge fund industry outlook

As at the date of this document, with regard to the current financial year, BSAM Inc. believes that equity long short strategies should benefit from reasonable valuations in equity markets. In recent months equity markets have been driven by sentiment about the US economy in general rather than by company fundamentals, creating a neutral environment for quantitative managers whose strategies focus on company valuations and fundamental parameters. BSAM Inc. has been seeing strong interest in Asian long short equity strategies and emerging markets strategies, as the market seeks new and interesting prospects, and extends the trend of a global search for yield as spreads in global government debt instruments continue to compress. Despite existing imbalances in the global economy, including the US current account deficit, macro and managed futures strategies have found it difficult to generate returns other than in the commodities sector. Although credit related strategies are now operating within a more uncertain environment, corporate balance sheets remain strong, and the high yield market has largely rebounded from recent corporate downgradings.

Investment process

The Company will pursue a "manager-of-managers" approach that seeks to manage risk while capturing the blended results of managers of investee private equity funds. The Managers will undertake a disciplined investment process that combines strict investment selection criteria of private equity sponsors that have the potential for superior performance while maintaining a rigorous due diligence process.

The Company's investment strategy will focus on (i) the Managers' selection of private equity sponsors; (ii) the Managers' construction of a diversified and balanced Private Equity Portfolio; (iii) the Managers' active management of existing private equity investments; (iv) BSAM Inc.'s use of the Enhanced Cash Management Strategy; and (v) the Managers' use of proprietary technology and analytical management systems.

Selection of private equity sponsors

The most critical element in the Managers' investment process is the selection of private equity sponsors. To that end, the Managers have developed a proprietary manager ranking system that analytically identifies a subset of private equity sponsors it believes has the potential to outperform the median returns of the overall private equity universe. Using a rules-based construction methodology for assembling fund portfolios, the Managers will seek to build a portfolio of leading private equity sponsors and reject marginal performers. The Managers will utilise a disciplined sourcing approach to build relationships and make commitments to quality private equity funds worldwide.

While private equity sponsor selection encompasses numerous factors that might be subjectively analysed and evaluated, the Managers will have the following areas of primary focus: (i) the private equity sponsor quality, including longevity of experience, continuity of management, breadth of talents, depth of team, and ability to react to and solve problem situations; (ii) the historic performance of the private equity sponsor over differing economic and market cycles; (iii) the validity of the private equity sponsors' strategy and their ability to execute such strategy; (iv) the private equity sponsors' ability to source quality investments in limited auction situations; and; (v) the quality of the private equity sponsors' investment process from investment origination to exit strategy.

Diversified portfolio

The Managers' fundamental investment tenet is to build a diversified portfolio, focusing on achieving a balance across managers, investment styles, industry sectors, geographic focus and investment cycles. The Managers will deploy the majority of the Company's capital in investment strategies that they believe have less volatility relative to the rest of the private equity market, with particular emphasis on private equity sponsors pursuing buyout strategies. The Managers will also seek to invest in funds created during different investment cycles to seek to ensure that the individual companies to be purchased by the underlying private equity funds are acquired in varying economic and valuation environments. The Managers may seek to accomplish this strategy in part by making primary investments and in part by purchasing secondary funds, including the purchase of the Transfer Portfolio.

Active portfolio management

The Managers will actively manage the Private Equity Portfolio to: (i) meet with private equity sponsors to discuss current and prospective investments; (ii) attend major annual and interim private equity sponsor meetings; (iii) analyse and scrutinise private equity sponsor performance reports and valuations; (iv) prepare timely reports to investors summarising the Company's financial condition, performance and activities as well as industry trends; (v) review and analyse amendments to partnership documents; and (vi) forecast cash reserves.

Technology and analytical systems

The Managers' research, portfolio analysis, monitoring and valuation activities are supported by a proprietary technology and analytical platform. The Managers maintain a comprehensive private equity database in which managers are catalogued, analysed, and ranked according to a proprietary scoring matrix in order to identify what the Managers believe to be some of the top private equity sponsors in Europe and the United States. The Managers also have developed a comprehensive, integrated technology platform to monitor and manage private equity portfolios.

Over-commitment strategy

Private equity funds are typically structured as limited partnerships in which limited partners commit to fund a defined level of capital over a period of time. As and when commitments are honoured over a period of time, the return flow of cash from distributions by the funds typically results in net cash invested at any one time being less than total commitments. This allows investors with a portfolio of fund investments to follow an over-commitment strategy whereby fund commitments may exceed the expected cash available for investment. In order for the Company to maximise the percentage of total assets invested in private equity investments in the Company Portfolio at any given period of time, the Managers will likely follow an over-commitment strategy. In planning the Company's commitments, the Managers will take into account expected cash flows to and from the private equity funds in the Company Portfolio. In no event (including in respect of the Transfer Portfolio acquired following Admission) will the Company make or acquire commitments to or in private equity funds that exceed 130 per cent. of the current Total Assets of the Company (as determined by the Directors and the Managers).

Enhanced Cash Management Strategy

BSAM Inc. will employ an Enhanced Cash Management Strategy with the aim of balancing the need for appropriate liquidity to meet present and future private equity commitment obligations with the goal to potentially increase overall returns to the Company from cash not otherwise invested in private equity investments. The Enhanced Cash Management Strategy may include investment by the Company in funds of hedge funds and hedge funds. BSAM Inc. may also, at its discretion, allocate part of the assets in the Company Portfolio to investments or financial products which are managed, advised, or provided by BSAM Inc. or its affiliates ("BSAM Inc. Affiliated Products")

BSAM Inc. may elect to invest the Company Portfolio in funds of hedge funds (or similar investment vehicles) or other products managed or sponsored by BSAM Inc. or its affiliates when deploying the Enhanced Cash Management Strategy. As BSAM Inc. is required to pay management fees in connection with any such investment from its own resources, it will have an economic incentive to invest in products managed, advised or provided by it or its affiliates. As such, BSAM Inc. has a conflict of interest when deciding to invest the Company Portfolio in BSAM Inc. Affiliated Products as BSAM Inc. and its affiliates will retain greater revenue by investing in BSAM Inc. Affiliated Products than BSAM Inc. and its affiliates would retain investing in non-BSAM Inc. Affiliated Products. Such investments will be selected by BSAM Inc. at its discretion and may include, without limitation, fixed income investments, short dated government bonds, money market investments, bank deposits, bank loans and other financial instruments. BSAM Inc. will have regard to all its obligations under its agreement with the Company or otherwise to act in the best interests of the Company, so far as practicable having regard to its obligations to other clients, when potential conflicts of interest arise.

The hedge funds component of the Enhanced Cash Management Strategy

It is expected that the Company will gain diversified exposure to hedge funds initially by investing in newly created share classes in two funds of hedge funds. The two funds of hedge funds are as follows:

HSBC GH Fund

The investment objective of this fund is to provide a total return from selective investment in a number of hedge funds, which utilise and trade a range of different strategies and markets worldwide. Its investment policy is to provide a level of return commensurate with the risks associated with investment in a diversified portfolio of high risk, but potentially high reward funds as measured in index terms. The fund will invest in investment funds utilising a range of different alternative strategies, including, without limitation, long/short equity on a regional, global or sectoral basis, global macro, arbitrage and event driven strategies. As at 31 March 2005, HSBC GH Fund had total assets of US$598.8 million. HSBC GH Fund is managed and administered by HSBC Management (Guernsey) Limited.

HSBC Multi-Adviser Arbitrage Fund

The investment objective of this fund is to provide a total return from selective allocation of investment in hedge funds which invest and trade in arbitrage strategies in various aspects of the fixed income, foreign exchange and equities securities and other markets. Its investment policy is to provide a level of return commensurate with the risk associated with investment in a diversified portfolio of high risk, but potentially high reward funds as measured in index terms. The fund will invest at least two-thirds of its net assets in investment funds utilising a range of different arbitrage strategies, including, without limitation, convertible arbitrage, fixed income arbitrage and merger arbitrage. As at 31 March 2005, HSBC Multi-Adviser Arbitrage Fund had total assets of US$193.1 million. HSBC Multi-Adviser Arbitrage Fund is managed and administered by HSBC Management (Guernsey) Limited.

HSBC GH Fund and HSBC Multi-Adviser Arbitrage Fund are segregated sub-funds of the HSBC Portfolio Selection Fund, an open-ended umbrella unit trust, domiciled in Guernsey and regulated by the Guernsey Financial Services Commission in accordance with the Collective Investment Schemes (Class B) Rules 1990.

The investment adviser to HSBC GH Fund and HSBC Multi-Adviser Arbitrage Fund is HSBC Republic Investments Limited ("HSBC Republic"). HSBC Republic is the dedicated investment adviser to the HSBC Group's funds of hedge funds business, operating within the HSBC Private Bank network. HSBC Private Bank is a major investor in the hedge fund sector, with over 15 years of investment experience of investing in hedge funds with over US$23.4 billion of clients' assets invested in alternative investments as at 31 December 2004.

The Directors and BSAM Inc. reserve the right to invest the assets in the Company Portfolio in other funds of hedge funds or hedge funds managed by third parties in addition to, or in substitution of its proposed investment in HSBC GH Fund and HSBC Multi-Adviser Arbitrage Fund. The Directors and BSAM Inc. may, if they deem it in the interests of the Company, realise all investments by the Company in funds of hedge funds or hedge funds and deploy the assets of the Company in other investments as permitted by the Company's investment policy. Subject to any limits imposed by applicable laws or regulations, there are no size limits to the funds of hedge funds and hedge funds in which the Company may invest and these funds may be closed- or open-ended.

To the extent that the Company makes a diversified investment in funds of hedge funds (or other similar investment vehicles) as part of the Enhanced Cash Management Strategy, these investments will be made in order to give the Company indirect exposure to hedge funds and the returns potentially available from a diversified investment in this asset class.

The Managers

The Managers are BSAM Ltd. (as to the management of the Private Equity Portfolio with BSAM Inc.) and BSAM Inc. (as to the management of the Private Equity Portfolio with BSAM Ltd. and sole management of the Enhanced Cash Management Strategy). The Directors will be responsible for the determination of the Company's investment policy and have overall responsibility for the Company's activities. The Company has, however, entered into the Management Agreement with the Managers to manage the assets of the Company on a discretionary basis, subject to the overall supervision of the Board.

BSAM Inc. is a wholly owned subsidiary of The Bear Stearns Companies Inc., a publicly listed company on the New York Stock Exchange under the symbol ("BSC"). The Bear Stearns Companies Inc., through its subsidiaries and affiliates, employs approximately 11,000 individuals and has 19 offices worldwide. The Bear Stearns Companies Inc.'s employees hold approximately 40 per cent. of the firm's stock and the firm had approximately US$48.8 billion in capital as of 28 February 2005.

BSAM Inc. is a registered investment adviser under the US Investment Advisors Act of 1940, managing approximately US$30.9 billion in assets as at 31 December 2004. BSAM Inc. currently manages private equity portfolios that are comprised of some 97 separate private equity funds with total commitments of over US$950 million.

BSAM Ltd. is an investment manager authorised and regulated in the United Kingdom by the Financial Services Authority. BSAM Ltd., in conjunction with BSAM Inc., will be responsible for overseeing the management of the Private Equity Portfolio.

Directors

The Directors of the Company, all of whom are non-executive, are listed below.

Trevor C. Ash, (Chairman) aged 58, spent 27 years with the Rothschild Group retiring in May 1999 as Managing Director of the Guernsey based Rothschild Asset Management (C.I.) Limited and non-executive director of Rothschild Asset Management Ltd. in London. In retirement he has retained a number of directorships of entities within the Rothschild Group and funds managed by Merrill Lynch, Dexion Capital Management and Thames River Capital. Other offshore fund directorships include NM Rothschild & Sons (CI) Limited, the banking arm of the Rothschild Group in the Channel Islands and Insight Asset Management (CI) Limited. Mr. Ash is a resident of Guernsey.

John Loudon, aged 69, has been a Director of XL Capital Ltd. since 1992 and Chairman of Caneminster Ltd., a British investment company, since June 1988. Mr. Loudon serves as a director of GEMS Oriental & General Fund Limited and GEMS Oriental & General Fund II Limited. Previously, Mr. Loudon was a Managing Director of N.M. Rothschild & Sons from 1970 to 1988 and the Chairman of Warrier International Limited from 1988 to 1991. Mr. Loudon also served as a director of Exel Group plc from 1992 to 2004 and Derby Trust plc from 1989 to 2003. Mr. Loudon is a resident of the UK.

Paul A. Sanabria, aged 41, is a Managing Director of BSAM Inc. Prior to joining BSAM Inc., Mr. Sanabria was a co-founder and Managing Director of BDC Financial, Inc., a firm that provided customised investment management and advisory services to institutional and high-net-worth investors in private equity. Prior to BDC's formation in 1999, Mr. Sanabria managed operations for the US management consulting subsidiary of Cambridge Technology Partners, and was a senior executive at Axiom Management Consulting, a leading consultant in business process reengineering. Mr. Sanabria received an MBA from Harvard University and a BS from California State University, Sacramento. Mr. Sanabria is a resident of the US.

Christopher Spencer, aged 54, qualified as a chartered accountant in London in 1975. Following two years in Bermuda he moved to Guernsey and set up Midgley, Snelling, Spencer & Co. as a principal. In 1984 that firm's Guernsey operation merged with Pannell Kerr Foster. In 1996 the business was incorporated as Pannell Kerr Foster (Guernsey) Limited and Praxis Fiduciaries Limited. Mr. Spencer, who specialised in audit and fiduciary work, was Managing Partner/Director from 1990 until his retirement in May 2000. Mr. Spencer was a past President of the Guernsey Society of Chartered and Certified Accountants, a past Chairman of the Guernsey Branch of the Institute of Directors and a past Chairman of Guernsey Post Limited. Mr. Spencer is a member of the Guernsey Gambling Control Commission and a non-executive Director of a number of funds and other companies. Mr. Spencer is a resident of Guernsey.

PART II

ADDITIONAL INFORMATION ON THE COMPANY

Discount control

Purchases of Shares by the Company

The Company may purchase Shares of each or both classes in the market to address any imbalance between the supply of and demand for Shares of the relevant class in the market in order to assist in maintaining a narrow discount to Net Asset Value at which the Shares of the relevant class may be trading and, where relevant, to increase the Net Asset Value per Share.

The Company has authority to make purchases of Shares of both classes and renewal of this authority will be sought from Shareholders at each annual general meeting of the Company commencing in 2006 or earlier in a general meeting if the Directors so resolve. Purchases of any Shares will be made within guidelines established from time to time by the Board. The timing of any purchases will be decided by the Board in the light of prevailing market conditions.

Purchases of Equity Shares will only be made through the market for cash at prices below the prevailing Net Asset Value per Equity Share and where, immediately following any such purchases, the Cover for the ZDP Shares would not be below 1.3 times. Such purchases of Equity Shares will only be made in accordance with the rules of the UK Listing Authority in force from time to time or any successor laws, rules or regulations. The rules currently provide that the price to be paid must not be more than 105 per cent. of the average of the market values of the Equity Shares for the 5 Business Days before the purchase is made. Purchases of ZDP Shares will only be made through the market for cash at prices below the prevailing accrued capital entitlement of a ZDP Share and where, immediately following any such purchases, the Cover for the ZDP Shares is not below the lower of 1.3 times or the Cover immediately preceding any such repurchase. Purchases of Shares may be made in respect of an individual class or in the form of Packaged Units.

Redemption facility

Additionally, in order to assist further the narrowing of any discount to Net Asset Value at which the Shares of the relevant class may be trading, the Company has been established with a half-yearly redemption facility. Under the facility, subject to certain limitations and the Directors exercising their sole discretion to operate the facility, or to disallow redemptions at anytime and for any reason, Shareholders may request the redemption of all or any part of their holdings of Shares of the relevant class for cash at the prevailing Net Asset Value of a Share of the relevant class (less any redemption costs) by giving notice to the Company not less than 60 days prior to the Redemption Date. The Directors will meet regularly to consider the operation of the redemption facility in the light of prevailing market conditions, Shareholder sentiment, legal or regulatory constraints and the overriding needs to maintain the desired capital structure of the Company and for the prior entitlements of the holders of ZDP Shares not to be materially adversely affected. The Directors may grant or deny any redemption request in their sole discretion. In the event that this facility is exercised by the Directors, it will operate on 30 June and/or 31 December of each year. The first such Redemption Date is not expected to be earlier than 30 June 2006.

On any Redemption Date on which the Directors at their sole discretion opt to give effect to redemption requests, the Company will not give effect to redemption requests to the extent that such redemptions, when added to any redemptions already effected on a prior Redemption Date in the same financial year, would exceed 15 per cent. of the Shares of the relevant class in issue as at the start of the relevant financial year (excluding from this limit, redemption requests by intermediaries whose terms of business with their customers provide for the payment of commissions or fees by the customer to the intermediary by way of a realisation of a part of that customer's holding of Shares). Provided that the Directors have exercised their discretion to redeem Shares, it is the intention of the Directors to give preference to redemption requests from Shareholders holding Shares in the form of Packaged Units since redemption of the Equity Shares and ZDP Shares comprised in a Packaged Unit will automatically result in the existing ratio of issued Equity Shares to ZDP Shares being maintained thus ensuring that the capital structure of the Company will continue to be reflected by the existing ratio of issued Equity Shares to ZDP Shares. Requests for redemption of Equity Shares only or ZDP Shares only will only be accepted by the Directors if they determine, in their sole discretion, that the capital structure of the Company will remain acceptable following such redemptions and that the Cover for the ZDP Shares immediately following such redemptions of Shares will not be below the lower of 1.3 times or the Cover immediately preceding any such redemption (save as otherwise permitted by the Articles). Thus, even if the Directors have exercised their discretion to redeem Shares, no assurance can be given that any redemption request by a Shareholder will be accepted by the Directors if redemption requests in respect of Equity Shares are not matched by redemption requests in respect of the relevant number of ZDP Shares and vice versa. Redemption requests in respect of Equity Shares or ZDP Shares will accordingly be scaled back to meet this condition. Any scaling back will be made by the Directors at their sole discretion. Prospective Shareholders should note that the operation of this redemption facility is at the sole discretion of the Directors and they should place no reliance on the Directors exercising such discretion. Accordingly, prospective Shareholders should have no expectation that the Directors will exercise their discretion. Further details of the redemption facility are set out in paragraph 3(f) of Part VI of this document.

Investors should not expect that they will necessarily be able to realise, within a period which they would otherwise regard as reasonable, their investment in the Company, nor can they be certain that they will be able to realise their investment on a basis that necessarily reflects the value of the underlying investments held by the Company.

The Equity Share Annual Distribution

Nature of the Distribution

The Company has been established with a feature which may allow Equity Shareholders who have made the relevant election to benefit from an annual capital distribution. The distribution would represent a cash target of 3.0 per cent. of the Net Asset Value of the Equity Shares held by them as at the end of the Company's financial year. This will be effected by way of a partial redemption of each Equity Shareholder's holding of Equity Shares and is subject to (i) the Company having achieved revenue profits and/or net realised gains from its portfolio in an amount at least equal to the amount of the proposed distribution, (ii) prevailing market conditions, (iii) any legal constraints, (iv) the Directors determining that the Cover for the ZDP Shares immediately following any such redemptions is not below 1.3 times and (v) the Directors exercising their sole discretion to redeem any such Equity Shares. The Company is under no obligation to redeem any Equity Shares or make any distributions at all. Fractions of Equity Shares will not be redeemed and where redemption would otherwise lead to a fraction of an Equity Share being created, such redemption will be rounded down to the nearest Equity Share.

General

Provided such Equity Shareholders appear on the register of members on the record date (the "Record Date"), being 30 June of each year, they may receive a distribution on the 10th Business Day following completion of the calculation of the Net Asset Value of the Company as at 30 June in the year in question.

Distributions will only be made to Equity Shareholders who make an election on their placing letter or election card (as referred to below), as the case may be (or as otherwise permitted by the Directors at their discretion) and whose names appear on the register of members as at the Record Date. Distributions will be made through CREST in the case of Equity Shareholders who hold their Shares through CREST and otherwise by cheque. All payments will be made at the risk of the Equity Shareholder concerned.

Equity Shareholders who make an election to receive a distribution by ticking the relevant box on their placing letter or election card, as the case may be, and who subsequently dispose of all or part of their Equity Shares prior to a Record Date will not subsequently receive a distribution in respect of those Equity Shares so disposed of.

An election to receive a distribution (once made on the placing letter or election card, as the case may be) will remain in force until such time as that Equity Shareholder revokes such election either on the election card which the Company will despatch in March in each year or by written notice to the Administrator. An Equity Shareholder who has revoked their election to receive a distribution may subsequently elect to receive a distribution for a forthcoming year by ticking the relevant box on a subsequent election card.

To the extent that any distributions are paid, they will be paid in accordance with any applicable laws and the regulations of the UK Listing Authority.

Electing for a distribution prior to Admission

During the offering of Equity Shares pursuant to the Placing, prospective Equity Shareholders who wish to avail themselves of the annual distributions described above may do so by ticking the appropriate box on their placing letter. If this box is ticked, the Administrator will, on behalf of the Company, note that the Equity Shareholder has elected to receive a distribution on the relevant Distribution Date.

Election for a distribution following Admission

Equity Shareholders will be sent an election card in March of each year commencing in 2006. If they wish to avail themselves of the annual distribution described above, they may do so by ticking the relevant box on the election card and returning the same to the Administrator in accordance with the instructions printed on the election card.

Subject to the limitations described above, the first distribution may be in respect of the period commencing on the date of Admission to 30 June 2006 and may take place annually thereafter.

Currency hedging

A substantial portion of the Company's underlying investments will be denominated in the Euro and US Dollar. Any distributions in respect of the ZDP Shares will be made in Sterling and the market prices and Net Asset Values of the ZDP Shares will be reported in Sterling. Any distributions in respect of the Equity Shares will be made in US Dollars and the market prices and Net Asset Values of the Equity Shares will be reported in US Dollars.

Currency hedging will be carried out in respect of the Sterling repayment amount, at any point in time, of the Zero Dividend Preference Shares to reduce the risk, as far as possible, of currency fluctuations and the volatility of returns which may result from such currency exposure. This will involve the use of rolling forward foreign exchange contracts.

Currency hedging transactions will only be undertaken in order to mitigate exchange rate exposure and not for speculative purposes.

Short-term borrowings

The Company has the ability to borrow up to 20 per cent. of its adjusted total of capital and reserves for short-term or temporary purposes as is necessary for settlement of transactions, to facilitate the operation of the over-commitment policy or to meet ongoing expenses. The Directors and BSAM Inc. will not incur any short term borrowings to facilitate any redemption of Shares unless such borrowings have a repayment period of 180 days or less. The Company does not have any external structural gearing and, save for the proposals for the refinancing of the ZDP Shares being approved (as described in "The life of the Company" on page 39 of this document) does not intend to have any such gearing. The Company is indirectly exposed to gearing to the extent that the underlying funds in its portfolio are themselves geared.

Financial information

The Company's audited accounts are made up for the period to 30 June in each year. An unaudited interim report in respect of the first 6 months of each subsequent accounting period, i.e. to 31 December, will also be sent to Shareholders. The Company's first full accounting period will be in respect of the period ending 30 June 2006. The Company will prepare its annual report and accounts in accordance with International Financial Reporting Standards.

The Net Asset Value of the Company will be calculated and published quarterly with the relevant Valuation Point being 5.00pm (Guernsey time) on the last Business Day of the quarters ending 31 March, 30 June, 30 September and 31 December. Each quarterly Net Asset Value will be published through an RIS within 30 Business Days of such quarter end.

Furthermore, an estimated Net Asset Value, which will reflect changes in the Company Portfolio other than the Private Equity Portfolio, will be calculated and published twice per month with the relevant Valuation Point being 5.00 p.m. (Guernsey time) on the last Business Day of the third week of each month and the last Business Day of the month. Each twice monthly Net Asset Value will be published through an RIS within 10 Business Days of each applicable Valuation Point.

All valuations of the Private Equity Portfolio will be made, in part, on valuation information provided by the managers of investments in the Company Portfolio. Although the Managers will evaluate all such information and data, the Managers are generally not in a position to confirm the completeness, genuineness or accuracy of such information or data. In addition, the financial reports typically provided to the Managers are provided only on a quarterly or half yearly basis and generally are issued one to four months after their respective valuation dates. Consequently, each estimated quarterly and half yearly Net Asset Value will contain information that may be out of date and require updating and completing. Shareholders should bear in mind that the actual Net Asset Values may be materially different from the estimated monthly values or quarterly values when placing reliance on any valuations provided by the Managers.

The Company intends to report its first Net Asset Value in respect of the period from Admission to 30 September 2005, based on the valuation of the Transfer Portfolio at its acquisition price with the valuation of the remainder of the investments in the Company Portfolio being based on the Managers' estimates (adjusted for any reported valuations, to the extent that they are available on such date). The Net Asset Value for the quarter ending 30 September 2005 will reflect the valuation information provided by the managers of investments in the Company Portfolio themselves. Accordingly, Shareholders should bear in mind that the Managers' estimates of the value of such investments may be materially different from the acquisition price of the Transfer Portfolio when placing reliance on the Company's first Net Asset Value. Valuations produced by the Managers as at the relevant quarter end are conclusive and binding on all investors.

The life of the Company

The Company has been established with an unlimited life. In order to pay to the holders of ZDP Shares their Final Capital Entitlement of 73.0 pence per ZDP Share on the Final Capital Entitlement Date, the ZDP Shares will be redeemed on the Final Capital Entitlement Date, being approximately eight years following Admission. If the assets in the Company Portfolio (excluding its revenue profits and accumulated revenue reserves, if any) are insufficient to meet in full the Final Capital Entitlement of 73.0 pence per ZDP Share, holders of ZDP Shares will receive, pro rata to their holdings of ZDP Shares, the surplus assets in the Company Portfolio available for distribution at that time (excluding its revenue profits and accumulated revenue reserves, if any) after payment of all prior charges. In order that the Company may continue in existence and in order to continue to maintain gearing for the Equity Shares following the redemption of the ZDP Shares and repayment of the Final Capital Entitlement in full, the Directors will seek to issue a new class of zero dividend preference shares to replace those ZDP Shares being redeemed or incur external borrowings with one or more lenders to provide gearing for the Equity Shares. External borrowings will only be undertaken if the Directors and BSAM Inc. consider the prevailing interest rates favourable and that the terms and conditions attaching to such borrowings are acceptable, having regard to the investment objective and policy of the Company.

Prior to the Final Capital Entitlement Date, the Directors will examine the options available to the Company to refinance the ZDP Shares to be redeemed. Following such examination, and not later than the Final Capital Entitlement Date, the Directors shall put forward proposals for the refinancing of the ZDP Shares to the holders of Equity Shares at an extraordinary general meeting of the Company. Pursuant to the Articles of Association of the Company, only holders of Equity Shares will be entitled to receive notice of, attend and vote at such extraordinary general meeting. Investors should note that on the Final Capital Entitlement Date, the holders of ZDP Shares will be repaid their Final Capital Entitlement or such lower amount as may be available for distribution as described above, irrespective of whether the refinancing proposals are approved by Equity Shareholders or not.

Should the refinancing proposals not be approved by Equity Shareholders at the extraordinary general meeting convened for such purpose, the Directors will propose to Equity Shareholders, by way of an ordinary resolution at an extraordinary general meeting of the Company to be held on a date not later than 6 months after the refinancing proposals are defeated, that the Company continue in existence in an ungeared form (the "Continuation Resolution").

Should the Continuation Resolution not be passed by Equity Shareholders, the Directors will put forward proposals to Equity Shareholders, at an extraordinary general meeting of the Company to be held not later than 4 months after the Continuation Resolution is defeated, to reorganise, reconstruct or wind up the Company. If a winding up resolution is approved by Shareholders, the Directors will instruct the Managers to commence an orderly realisation of the investments of the Company by (i) discontinuing the making of any new primary private equity investments or commitments or secondary private equity portfolio purchases and (ii) distributing all available cash or stock distributions to the holders of the Equity Shares as they become available over time. It is envisaged that this orderly realisation process may take up to 3 years following its commencement.

Potential investors should note that whilst the ZDP Shares have a planned life of approximately eight years before their repayment and the Company itself has an unlimited life, under the terms of the Management Agreement, the Managers may terminate their appointment by giving not less than 12 months' notice at any time after the second anniversary of Admission.

The Directors would, in these circumstances, have to find a replacement manager to the Company and there can be no assurance that such a replacement can be found. In this event, the Directors would have to formulate and put forward to Shareholders proposals for the future of the Company which may include its merger with another investment company, reconstruction or winding-up.

Further details of the Management Agreement are set out in paragraph 7(a) of Part VI of this document.

Administrator and Company Secretary

HSBC Management (Guernsey) Limited has been appointed by the Directors as Administrator and Company Secretary pursuant to the Administration and Company Secretarial Agreement, a summary of which is set out in paragraph 7(d) of Part VI of this document. In such capacity, the Administrator will be responsible for the general secretarial functions required by the Laws and for assisting and advising the Directors to ensure that the Company complies with its continuing obligations as a company listed on the Official List. The Administrator will also be responsible for the Company's general administrative functions such as the calculation of the Net Asset Value and the maintenance of accounting records. The Administrator will receive, from the Company, customary fees for its services (as set out on page 41 of this document).

The Registrar

Capita IRG (CI) Limited has been appointed as Registrar pursuant to the Registrar Agreement, a summary of which is set out in paragraph 7(f) of Part VI of this document.

The Registrar will utilise the services of Capita IRG (CI) Limited as CREST agent and Capita Registrars as UK transfer agent regarding the transfer and settlement of Shares held in uncertificated form.

Fees and expenses

Formation and initial expenses

The formation and initial expenses of the Company are those which are necessary for the incorporation of the Company and the Placing. These expenses will be met by the Company and will be paid on or about Admission save as described below. Such expenses will be written off in the first year of incorporation and will include fees and placing commissions payable under the Placing Agreement, registration, listing and admission fees, corporate finance fees, printing, advertising and distribution costs, legal fees and any other applicable expenses. Such expenses will exclude the legal and valuation costs of acquiring the Transfer Portfolio.

These formation and initial expenses payable by the Company will be 2.35 per cent. of the Initial Gross Proceeds. To the extent that the formation and initial expenses exceed 2.35 per cent. of the Initial Gross Proceeds, such excess expenses will be borne by the Managers. The initial Net Asset Value of the Shares immediately following Admission is, accordingly, expected to be US$1.03 per Equity Share and 41.5 pence per ZDP Share (based on an illustrative Placing Price of US$1.05 per Equity Share and the Placing Price of 42.5 pence per ZDP Share).

Annual operational expenses

The Company will also incur annual operational and redemption expenses and such expenses will be charged to the Company's revenue account in its entirety. These expenses will include the following:

(i) *Managers*

The Managers will be entitled to a base management fee, payable monthly in arrears, of 1.00 per cent. per annum of the Company's Total Assets. The fee will be charged to the Company's revenue account in its entirety. The Managers are also entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with their duties.

The Managers may also be entitled to a performance fee if the aggregate Net Asset Value of the Equity Shares and ZDP Shares at the end of any Performance Period (as defined in paragraph 7(a) of Part VI of this document) (having made adjustments for any issue and/or redemption and/or repurchase of Equity Shares and ZDP Shares or other distributions made in respect thereof) exceeds (i) the aggregate Net Asset Value of the Equity Shares and ZDP Shares at the start of the Performance Period by more than 8 per cent. (the "Performance Hurdle") and (ii) the highest previously recorded aggregate Net Asset Value of the Equity Shares and ZDP Shares as at the end of a Performance Period in respect of which a performance fee was last paid. The amount of such performance fee will be 7.5 per cent. of the total increase in the aggregate Net Asset Value per Equity Share and ZDP Share above the Performance Hurdle at the end of the relevant Performance Period over the aggregate Net Asset Value per Equity Share and ZDP Share at the start of the relevant Performance Period, multiplied by the number of issued and outstanding Equity Shares and ZDP Shares at the end of the relevant Performance Period, having made adjustments for numbers of Equity Shares and ZDP Shares as described above.

Further details of the Management Agreement are set out in paragraph 7(a) of Part VI of this document.

The Managers may, at their discretion, share a portion of the management and/or performance fees they receive from the Company with their affiliates for procuring placees under the Placing.

(ii) *Administrator and Company Secretary*

The Administrator will be entitled to an annual fee in respect of administration and company secretarial services calculated on the Total Assets of the Company of 0.125 per cent. on the first US$100 million, 0.1 per cent. on the next US$50 million, 0.075 per cent. on the next US$50 million and 0.05 per cent. on the balance subject to a minimum annual fee of US$120,000. The fee will be payable monthly in arrears. The Administrator may, at its discretion, pay fees to any person to which it may have delegated any of its functions. The Administrator and any of its delegates will also be entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with their duties.

(iii) *Directors*

Each Director (with the exception of Mr. Sanabria who, as an employee of the Manager, has waived the right to receive any remuneration) will be paid a fee of £15,000 per annum (£20,000 for the Chairman).

(iv) *Other operational expenses*

Other ongoing operational expenses of the Company will be borne by the Company including printing, audit and legal fees. These expenses will be deducted from the Company Portfolio. All out-of-pocket expenses of the Managers, the Sponsor, the Administrator, the Registrar, the CREST Agent and the Directors will be borne by the Company.

(v) *Redemption expenses*

Any material expenses associated with the redemption of Shares will be deducted, if the Directors so determine in their discretion, from the proceeds payable to those Shareholders who elect to redeem their Shares.

The Directors estimate that the total of such annual operating expenses, on the basis of an assumption that 100 million Equity Shares and 100 million ZDP Shares are issued pursuant to the Placing (individually or in the form of Packaged Units), and excluding any management or investment advisory performance fee, will amount initially to approximately £300,000, or 0.3 per cent. of initial Total Assets. The figure of 100 million Equity Shares and 100 million ZDP Shares being in issue is provided for illustrative purposes only and is not an indication of the expected size of the Placing.

Underlying portfolio management fees and other charges

General

In respect of the Private Equity Portfolio and the hedge fund investments in the Company Portfolio, the performance of the Company will, in part, be affected by charges related to the private equity and hedge funds investments in the Company Portfolio. To the extent that the assets in the Company Portfolio are directly or indirectly invested in private equity funds or hedge funds, there may be multiple layers of fees and transaction costs borne by the Company. In addition, the Company may be required to pay performance fees in respect of some of the investments in the Company Portfolio, even if the Company itself as a whole has not realised any gains during the same period.

Taxation

The Company has tax exempt status in Guernsey for 2005 pursuant to the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989.

Under current legislation in Guernsey there is no liability to capital gains tax, wealth tax, capital transfer tax or estate or inheritance tax on the issue, transfer or realisation of Shares in the Company, nor is any stamp duty or similar tax payable in Guernsey on the issue or transfer of such Shares other than a capital duty assessed on the nominal value of the authorised share capital.

The Directors will conduct the affairs of the Company so that it will not become resident in the United Kingdom or the United States. Whilst the Directors seek to minimise taxation, the income and capital gains of the Company may be subject to taxation at source.

Further information concerning the tax status of the Company and the taxation treatment of Shareholders resident in the US, the UK or Guernsey is contained in paragraph 11 of Part VI of this document.

If prospective Shareholders are in doubt as to the taxation consequences of acquiring, holding or disposing of Shares, they should seek advice from their own independent financial and tax advisers.

ISAs and PEPs/SIPPS/SSASs

It is expected that the Shares will be eligible for inclusion in PEPs and ISAs (subject to applicable subscription limits) provided that they have been acquired by purchase in the market (but not any Shares acquired directly under the Placing) and that they will be permissible assets for SIPPS and SSASs.

Conflicts of interest of the Managers

The Managers and their respective officers and employees may be involved in other financial, investment or professional activities that may on occasion give rise to conflicts of interest with the Company. In particular, the Managers may provide investment management, investment advice or other services in relation to a number of funds that may have similar investment policies to that of the Company or funds in which the Company invests.

Each of these parties will have regard to its obligations under its agreement with the Company or otherwise to act in the best interests of the Company, so far as is practicable having regard to its obligations to other clients, when potential conflicts of interest arise. Having regard to these obligations, the Company may buy investments from or sell investments to the Managers or their affiliates only on an arm's-length basis, being fair market value by references to closing mid-market prices (in the case of listed securities) and the value derived from an independent valuation (in the case of unlisted securities). In particular, the Managers will use their reasonable efforts to ensure that the Company has the opportunity to participate in potential investments identified by the Managers that fall within the Company's investment objective and policy on the best terms reasonably obtainable at the relevant time having regard to the interests of the Company.

The Company will acquire the Transfer Portfolio from The Bear Stearns Companies Inc., an affiliate of the Managers, at the fair market value determined by the Independent Valuation Agent with the approval by the Board. The valuation provided by the Independent Valuation Agent may differ materially from the valuation that would have been provided by another third party or group of third parties or the purchase price that would have been agreed as the result of negotiations between an unaffiliated buyer and seller. The Company's affiliation with The Bear Stearns Companies Inc. and the resultant appointment of the Independent Valuation Agent may result in it paying a higher or lower price for the Transfer Portfolio than would have been paid by an unaffiliated party. The Independent Valuation Agent has valued the portfolio at fair value. This is defined for this purpose as the amount for which the relevant asset could be exchanged between knowledgeable, willing parties in an arms' length transaction.

The Bear Stearns Companies Inc. is the ultimate parent company of the Managers. The Company's acquisition of the Transfer Portfolio creates a conflict of interest for the Managers and The Bear Stearns Companies Inc. The Bear Stearns Companies Inc. will earn a profit from the sale of the Transfer Portfolio to the Company, and have other incentives to sell to the Company certain of the underlying investments contained in the Transfer Portfolio from its own account, the Managers and The Bear Stearns Companies Inc. have a conflicting division of loyalties regarding the Company on the one side and the Managers and The Bear Stearns Companies Inc.'s own interests on the other.

At any time after 30 April 2005, the Company shall have no right to purchase additional proprietary private equity fund interests from The Bear Stearns Companies Inc. or its affiliates and neither The Bear Stearns Companies Inc. nor its affiliates shall have any obligation to sell any additional proprietary private equity fund interests to the Company.

Prospective investors are referred to the risk factor headed *"There are conflicts of interest which could impact the Company Portfolio's investment returns"* on page 14 of the section headed "Risk Factors" of this document.

PART III

PLACING ARRANGEMENTS

The Shares are only suitable for investors who understand the potential risk of capital loss associated with an investment in the Company and that there may be limited liquidity in the underlying investments of the Company, for whom an investment in the Shares is part of a diversified investment programme and who fully understand and are willing to assume the risks involved in such an investment programme.

The Placing

Up to 150 million Equity Shares and 150 million ZDP Shares are available under the Placing. The Directors have set the size of the Placing at such a level so as to minimise the risk of scaling back subscriptions for Shares under the Placing. In the event that subscriptions exceed the maximum number of Shares available under the Placing, the Directors will scale back subscriptions at their discretion but intend to give preference to investors subscribing for Packaged Units. As at the date of this document, the actual number of Shares to be subscribed under the Placing is not known. The maximum number of Shares available under the Placing should not be taken as an indication of the number of Shares finally to be issued.

The Directors, the Managers and the Placing Agents reserve the right not to proceed with the Placing if Initial Gross Proceeds are less than £50 million or such other amount as the Directors, the Managers and Placing Agents in their absolute discretion may decide.

In the event that there are any significant changes affecting any of the matters described in this document or where any significant new matters have arisen after the publication of this document and prior to Admission, the Company will publish supplementary listing particulars. The supplementary listing particulars will give details of the significant change(s) or the significant new matter(s).

Placing Price

Shares and Packaged Units (comprising one Equity Share and one ZDP Share) are being placed at 42.5 pence per ZDP Share and at the US Dollar equivalent of 57.5 pence per Equity Share. The US Dollar equivalent of the Placing Price of 57.5 pence per Equity Share will be determined by HSBC and BSAM Inc. on or around the time of the closing of the Placing. By way of illustration, if the Equity Shares had been issued on 17 June 2005 (being the latest practicable date prior to the publication of this document, the Placing Price per Equity Share would have been US$1.05 based on an exchange rate of US$1.8251:£1 as at 17 June 2005). The Placing is expected to close on 24 June 2005.

None of the Shares available under the Placing are being underwritten. None of the Shares have been marketed to, or have been made available in whole or in part, to the public in conjunction with the Placing.

Whilst the Placing Agents will be entitled to a commission payable by the Company in connection with moneys raised under the Placing, no commissions are payable by the Company to Placees under the Placing.

General

Subscriptions for Equity Shares or ZDP Shares or Packaged Units under the Placing must be for a minimum of US$250,000 or its Sterling equivalent. Applications in excess of this should be in multiples of US$10,000 or £10,000, as the case may be. The minimum initial application amount in respect of the Shares may be waived at the sole discretion of the Company.

All applications for Shares at the Placing Price will be payable in full in cash.

Investors should be aware that to the extent that they have invested in the Shares on the advice of intermediaries or through the services of a financial institution, they may be liable to that intermediary or financial institution for an annual or semi-annual "trail commission" in accordance with the terms of business of that intermediary or financial institution. It is possible that such "trail commission" will take the form of a cash payment by the relevant investor to the intermediary or financial adviser or a deduction by the intermediary or financial institution from the account of the investor concerned or a partial redemption of Shares of the investor concerned by the intermediary or financial institution which equals in value the amount of the "trail commission" payable by the investor concerned.

CREST

Shares placed initially with non-US Persons will be eligible for settlement through CREST with effect from Admission. Shares allocated will be transferred to placees (other than US Persons) through the CREST system unless otherwise stated. Member firms will be requested to give their CREST settlement details to the Placing Agents on the relevant placing letter.

The Company will arrange for CRESTCo to be instructed to credit the appropriate CRESTCo accounts of the subscribers concerned or their nominees (other than US Persons) with their respective entitlements to Shares. The names of subscribers or their nominees (other than US Persons) that invest through their CRESTCo accounts will be entered directly on to the share register of the Company.

Any Shares held by a US Person who: (i) acquired such Shares in the Placing, (ii) acquired such Shares from a US Person who acquired Shares into the Placing, or (iii) is otherwise connected by an unbroken series of US purchasers to a US Person who acquired Shares in the Placing must be held in certificated form (that is, outside CREST) and will only be eligible for dematerialisation into CREST upon the sale of the Shares to a non-US Person and the provision by the purchaser of a signed letter addressed to the Company, with copies provided to the Administrator and the Registrar, containing a representation that the purchaser is not a US Person.

Dealings

It is expected that the basis of allocation under the Placing will be announced on 28 June 2005. It is expected that allotment of the Shares will take place on 28 June 2005 and that dealings in such Shares will commence on 29 June 2005. Dealings in Shares in advance of the crediting of the relevant stock account shall be at the risk of the person concerned.

The ISIN number and SEDOL code for the Equity Shares are GB00B07V0H27 and B07V0H2, respectively.

The ISIN number and SEDOL code for the ZDP Shares are GB00B07V0R25 and B07V0R2, respectively.

The ISIN number and SEDOL code for the Packaged Units are GB00B07V1026 and B07V102, respectively.

Settlement

Payment for Shares should be made in accordance with settlement instructions to be provided to subscribers by Bear, Stearns & Co. Inc., Bear, Stearns International Limited or HSBC, as appropriate. Monies received by Bear, Stearns & Co. Inc., Bear, Stearns International Limited or HSBC will be held in segregated client accounts pending settlement. To the extent that any application is rejected in whole or in part, monies received will be returned without interest at the risk of the applicant.

Transfer of Shares

The transfer of Shares outside the CREST system should be arranged directly through the Registrar. However, an investor's beneficial holding held through the CREST system may be exchanged, in whole or in part, only upon the specific request of a beneficial owner to CREST for share certificates or an uncertificated holding in definitive registered form. Shareholders who elect to take their Shares outside the CREST system following the Placing and who do not elect for share certificates, will be allocated a Shareholder number on acceptance of their request and this, together with the Shareholder's personal details, will be proof of identity. The Shareholder number should be used for all future dealings by the Shareholder with the Company.

If a Shareholder or transferee requests Shares to be issued in certificated form and is holding such Shares outside CREST, a share certificate will be despatched either to them or their nominated agent (at their own risk) within 21 days of completion of the registration process or transfer, as the case may be, of the Shares. Shareholders who are non-US Persons holding definitive certificates may elect at a later date to hold their Shares through CREST or in uncertificated form provided they surrender their definitive certificates.

The Company has not been and will not be registered under the Investment Company Act. In addition, the Shares have not been and will not be registered under the Securities Act. Consequently, the Shares may not be offered or sold or otherwise transferred within the United States or to, or for the account or benefit of, US Persons except in accordance with the Securities Act or an exemption therefrom and under circumstances which will not require the Company to register under the Investment Company Act. Accordingly, US Persons acquiring Shares will be subject to significant restrictions on transfer.

US Investors

Each US Person who: (i) acquires Shares in the initial offering, (ii) acquires Shares from a US Person who acquired Shares in the initial offering, or (iii) is otherwise connected by an unbroken series of US purchasers to a US Person who acquired Shares in the initial offering will be required to execute an investment letter in which it represents, acknowledges and agrees that:

1. It understands and acknowledges that the Shares have not been, and will not be, registered under the Securities Act, and accordingly may not be offered or sold or otherwise transferred in the United States or to, or for the account or benefit of, US Persons unless registered or an exemption from registration is available.

2. It understands and acknowledges that the Company has not registered and will not register under the Investment Company Act and that the Company has put in place restrictions for transactions not involving any public offering, and to ensure that the Company is not required and will not be required to be registered under the Investment Company Act.

3. It is, and each account for which it is purchasing is, an "accredited investor" as defined in Rule 501 of Regulation D under the Securities Act.

4. It is, and each account for which it is purchasing is, a "qualified purchaser" within the meaning of Section 3(c)(7) of the Investment Company Act.

5. It is not an employee benefit plan as defined in section 3(3) of ERISA (whether or not subject to the provisions of Title 1 of ERISA, but excluding plans maintained outside the US that are described in Section 4(b)(4) of ERISA) or an individual retirement account (as defined in section 408 of the Code) and is not purchasing the Shares with assets that are treated as the assets of any such plan or account.

6. It is purchasing the Shares for its own account or for one or more investment accounts for which it is acting as a fiduciary or agent, in each case for investment only, and not with a view to or for sale or other transfer in connection with any distribution of the Shares in any manner that would violate the Securities Act, the Investment Company Act or any other applicable securities laws.

7. It has received, carefully read and understands this document, and has not distributed, forwarded, transferred or otherwise transmitted this document or any other presentation or offering materials concerning the Shares to any persons within the United States or to any US Persons, nor will it do any of the foregoing. It understands that this document is subject to the requirements of the UK Listing Authority and the London Stock Exchange and the information herein, including any financial information, may be materially different from any disclosure that would be provided in a US offering.

8. It understands and acknowledges that neither the Company nor the Managers, nor any of their respective affiliates, makes any representation as to the availability of any exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Shares. It understands that the Shares to be purchased by it are "restricted securities" as defined in Rule 144(a)(3) under the Securities Act.

9. It agrees, on its own behalf and on behalf of any accounts for which it is acting, that if it should offer, resell, pledge or otherwise transfer any Shares, it will do so only in accordance with any applicable securities laws of any state of the United States and:

    (a) outside the United States to a non-US Person in accordance with Rule 903 or 904 of Regulation S under the Securities Act (and not in a pre-arranged transaction resulting in the resale of such Shares into the United States), provided that it notifies the Company, with copies to the Administrator and the Registrar, of such proposed transaction and that it intends to make such sale in accordance with the terms of this paragraph 9(a) and obtains from the purchaser a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing a representation from the purchaser that it is not a US Person (**see Exhibit 1 of the relevant exhibit booklet issued by the Placing Agents for the full text of the letter to be provided to the Company prior to sale to a non-US Person**); or

    (b) pursuant to another exemption from registration under the Securities Act provided that, if such transfer is to a US Person, the purchaser is a qualified purchaser for purposes of Section 3(c)(7) of the Investment Company Act and it notifies the Company, with copies to the Administrator and the Registrar, of such proposed transaction and that it intends to make such sale in accordance with the terms of this paragraph 9(b) and obtains from the purchaser a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing the representations, agreements and acknowledgements relating to the transfer restrictions substantially in the form set out in this letter **(see Exhibit 2 of the relevant exhibit booklet issued by the Placing Agents for the full text of the letter to be provided to the Company prior to sale to a US Person)**.

10. It agrees, on its own behalf and on behalf of any accounts for which it is acting, that if it should deposit any Shares with a custodian, it will do so only after notifying the Company, with copies to the Administrator and the Registrar, that it intends to deposit Shares with a custodian in accordance with the terms of this paragraph 10 and obtains from the custodian a signed letter addressed to the Company, with copies to the Administrator and the Registrar, in which the custodian agrees (i) to hold the Shares only in certificated form, and (ii) not to issue a request to the Registrar for such Shares to be dematerialised unless it obtains from the transferee a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing a representation from the transferee that it is not a US Person **(in the form of Exhibit 1 of the relevant exhibit booklet issued by the Placing Agents). See Exhibit 3 of the relevant exhibit booklet issued by the Placing Agents for the full text of the letter to be provided to the Company prior to the deposit of Shares with a custodian.**

11. It will only hold the Shares in certificated form and will only transfer the Shares in certificated form unless it sells the Shares to a non-US Person and the purchaser provides a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing a representation that the purchaser is not a US Person **(in the form of Exhibit 1 of the relevant exhibit booklet issued by the Placing Agent)**, in which case the Shares will be eligible for settlement through CREST.

12. It understands and acknowledges that if a beneficial owner of Shares who is required to be a qualified purchaser within the meaning of Section 3(c)(7) of the Investment Company Act is at any time not such a qualified purchaser, the Company may (i) require such beneficial owner to sell its Shares to a person who is not a US Person or who is a US Person who is also a qualified purchaser and who is otherwise qualified to purchase such Shares in a transaction exempt from registration under the Securities Act or (ii) sell such Shares on behalf of the beneficial owner at the best price reasonably obtainable to a person who is not a US Person or who is a US Person who is also a qualified purchaser and who is otherwise qualified to purchase such Shares in a transaction exempt from registration under the Securities Act.

13. In making the investment decision with respect to the Shares, it has:

    (a) not relied on the Company or the Managers or any of their respective affiliates;

    (b) had access to such financial and other information concerning the Company and the Shares as it deems necessary in connection with its decision to purchase the Shares; and

    (c) investigated the potential tax consequences affecting it in connection with its purchase of the Shares.

14. It agrees that any share certificates or other written evidence of the Shares that it receives shall bear the following legend:

The Company has not been registered under the United States Investment Company Act of 1940, as amended (the "Investment Company Act") and the security evidenced hereby has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered, sold, pledged or otherwise transferred except (A) outside the United States to a non-US person (as defined in Rule 902 of Regulation S, "US Person") in accordance with Rule 903 or 904 of Regulation S under the Securities Act (and not in a pre-arranged transaction resulting in the resale of such security into the United States) or (B) pursuant to an exemption from registration under the Securities Act and under circumstances which will not require the Company to register under the Investment Company Act (provided that, if such transfer pursuant to this clause (B) is to a US Person, the purchaser is a qualified purchaser within the meaning of Section 3(c)(7) of the Investment Company Act) and, in each case in accordance with any applicable securities laws of the States of the United States and other jurisdictions. The holder of this security agrees that it will comply with the foregoing restrictions. No representation can be made as to the availability of any exemption under the Securities Act for resales of the security.

The holder acknowledges that the Company reserves the right prior to any sale or other transfer to require the delivery of such certifications, legal opinions and other information as the Company may reasonably require to confirm that the proposed sale or other transfer complies with the foregoing restrictions.

If a beneficial owner of this security who is required to be a qualified purchaser within the meaning of Section 3(c)(7) of the Investment Company Act is at any time not such a qualified purchaser, the Company may (A) require such beneficial owner to sell this security to a person who is not a US Person or who is a US Person who is also a qualified purchaser and who is otherwise qualified to purchase such security in a transaction exempt from registration under the Securities Act or (B) sell this security on behalf of the beneficial owner at the best price reasonably obtainable to a person who is not a US Person or who is a US Person who is also a qualified purchaser and who is otherwise qualified to purchase such security in a transaction exempt from registration under the Securities Act.

This security may not be dematerialised into CREST or any other paperless system unless the party requesting such dematerialisation first obtains a letter from the transferee stating that such transferee is not a US Person.

The holder of this security is deemed to have acknowledged that this legend will not be removed from this security for as long as the Company relies on Section 3(c)(7) of the Investment Company Act.

Investors should note that there can be no assurance US Persons will be able to locate acceptable purchasers or obtain the certifications required by paragraph 9 above.

See Exhibit 2 of the relevant exhibit booklet issued by the Placing Agents for the full text of the investment letter to be provided by US Persons.

Each US Person purchasing Shares at any time that is not required to execute the above investment letter will be deemed to have represented and agreed as follows:

1. It understands and acknowledges that the Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and may not be offered or sold in the United States or to US Persons absent registration or an exemption from registration under the Securities Act.

2. It understands and acknowledges that the Company has not registered and will not register under the Investment Company Act and that the Company has put in place restrictions for transactions not involving any public offering, and to ensure that the Company is not required and will not be required to be registered under the Investment Company Act.

3. It agrees that each Share offered and sold pursuant to Regulation S will contain a legend substantially to the following effect unless otherwise agreed by the Company and the holder of the Share in accordance with applicable law.

   The Company has not been and will not be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). In addition, the Shares have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Consequently, this security may not be offered or sold or otherwise transferred within the United States or to, or for the account or benefit of, US Persons except in accordance with the Securities Act or an exemption therefrom and under circumstances which will not require the Company to register under the Investment Company Act.

4. It is not an employee benefit plan as defined in section 3(3) of ERISA (whether or not subject to the provisions of Title 1 of ERISA, but excluding plans maintained outside the US that are described in Section 4(b)(4) of ERISA) or an individual retirement account (as defined in section 408 of the Code) and is not purchasing the Shares with assets that are treated as the assets of any such plan or account.

Non-US Investors

Each non-US purchaser of the Shares will be deemed to have represented and agreed as follows (terms used below that are defined in Regulation S under the Securities Act have the meanings given to them in Regulation S):

1. It and the person, if any, for whose account it is acquiring the Shares are not US Persons and are purchasing the Shares outside the United States in an offshore transaction meeting the requirements of Regulation S.

2. It understands and acknowledges that the Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and may not be offered or sold in the United States or to US Persons absent registration or an exemption from registration under the Securities Act.

3. It understands and acknowledges that the Company has not registered and will not register under the Investment Company Act and that the Company has put in place restrictions for transactions not involving any public offering, and to ensure that the Company is not required and will not be required to be registered under the Investment Company Act.

4. It agrees that each Share offered and sold pursuant to Regulation S will contain a legend substantially to the following effect unless otherwise agreed by the Company and the holder of the Share in accordance with applicable law.

   The Company has not been and will not be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). In addition, the Shares have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Consequently, this security may not be offered or sold or otherwise transferred within the United States or to, or for the account or benefit of, US Persons except in accordance with the Securities Act or an exemption therefrom and under circumstances which will not require the Company to register under the Investment Company Act.

5. It is not an employee benefit plan as defined in section 3(3) of ERISA (whether or not subject to the provisions of Title 1 of ERISA, but excluding plans maintained outside the US that are described in Section 4(b)(4) of ERISA) or an individual retirement account (as defined in section 408 of the Code) and is not purchasing the Shares with assets that are treated as the assets of any such plan or account.

6. It is purchasing the Shares for its own account or for one or more investment accounts for which it is acting as a fiduciary or agent, in each case for investment only, and not with a view to or for sale or other transfer in connection with any distribution of the Shares in any manner that would violate the Securities Act, the Investment Company Act or any other applicable securities laws.

7. It has received, carefully read and understands the Listing Particulars, and has not distributed, forwarded, transferred or otherwise transmitted this document or any other presentation or offering materials concerning the Shares to any persons within the United States or to any US Persons, nor will it do any of the foregoing and that it understands that the Listing Particulars are subject to the requirements of the UK Listing Authority and the London Stock Exchange and the information therein, including any financial information, may be materially different from any disclosure that would be provided in a US offering.

Money laundering

Pursuant to anti-money laundering laws and regulations with which the Company must comply in the UK and/or Guernsey, the Company and its agents, the Registrar, the Managers or the Placing Agents may require evidence in connection with any application for Shares, including further identification of the applicant(s), before any Shares are issued.

The Managers reserve the right to request such information as is necessary to verify the identity of an investor and (if any) the underlying beneficial owner of a Shareholder's Shares in the Company. In the event of delay or failure by the Shareholder to produce any information required for verification purposes, the Directors, in consultation with the Placing Agents and the Managers, may refuse to accept a subscription for Shares, may cause the redemption of, or refuse the transfer of Shares of the Company held by any such Shareholder. The Directors, by written notice to any Shareholder, may suspend the redemption requests of such Shareholder if the Directors, in consultation with the Managers, reasonably deem it necessary to do so to comply with anti-money laundering regulations applicable to the Company, the Managers, the Administrator or any of the Company's other service providers.

PART IV

THE TRANSFER PORTFOLIO, VALUATION POLICY AND METHODOLOGY

Description of the Transfer Portfolio

The Transfer Portfolio consists of a proportion of 20 private equity fund interests beneficially owned by The Bear Stearns Companies Inc. as of 30 April 2005. The ownership interests comprised in the Transfer Portfolio represents 50 per cent. of each of the ownership interests held by The Bear Stearns Companies Inc. up to a maximum commitment size of US$5 million per interest. Potential investors should note the conflict of interest in respect of the valuation of the Transfer Portfolio and their attention is drawn to the section of the Risk Factors entitled "*Risks relating to the acquisition of the Transfer Portfolio*", on pages 5 and 6 of this document.

Each of the private equity fund interests in the Transfer Portfolio requires the consent of the corresponding private equity sponsor to the transfer of such interest. There is no assurance that the Company will be able to obtain consent for the transfer of each of the 20 fund interests. Accordingly, the Company may only be able to purchase a portion of the Transfer Portfolio.

Following completion of the acquisition by the Company of the Transfer Portfolio from The Bear Stearns Companies Inc., the Managers, The Bear Stearns Companies Inc. and their affiliates will sponsor and act as investment manager to other private equity funds and may sponsor investment companies similar to that of the Company in the future. Investment opportunities generated by the Managers, The Bear Stearns Companies Inc. and their affiliates or which otherwise become available may be appropriate either for the Company or such other private equity fund, or may be appropriate for co-investment by the Company and such other private equity fund at equivalent and/or different or overlapping levels. The Managers, The Bear Stearns Companies Inc. and their affiliates may give advice to or take action with respect to any of their other private equity funds or investment companies that may differ from the advice given, or may involve a different timing or nature of action taken, than with respect to the Company. The Managers, The Bear Stearns Companies Inc. and their affiliates are under no obligation to share any investment opportunity, idea or strategy with the Company.

The legal and valuation costs of acquiring the Transfer Portfolio are expected to amount to approximately £150,000 and will be paid by the Company.

The private equity fund interests that are anticipated to comprise the Transfer Portfolio are as follows:

Vintage Year		Total Commitments[1]	Drawndown Cost	Directors' Valuation	Percentage Ownership of Fund	% of Transfer Portfolio	% of capital raised pursuant to the Placing (assuming US$200m)
Leveraged Buyout		**US$**	**US$**	**US$**	%	%	%
2001	Apollo Investment Fund V, LP*	5.0	4.5	3.5	(note 2)	6.8	2.5
2003	Blackstone Capital Partners IV, LP*	5.0	2.8	3.9	(note 2)	6.8	2.5
2001	Candover 2001 Fund*	5.0	5.1	3.4	(note 2)	6.8	2.5
2005	Markstone Capital Partners, LP*	5.0	1.5	1.5	(note 2)	6.8	2.5
2000	Providence Equity Partners IV, LP*	5.0	5.4	3.1	(note 2)	6.8	2.5
2001	Quadrangle Capital Partners, LP*	5.0	5.2	3.0	(note 2)	6.8	2.5
2001	Thomas H. Lee Equity Fund V, LP*	5.0	4.1	3.3	(note 2)	6.8	2.5
2001	Warburg Pincus Private Equity VIII, LP*	5.0	3.9	3.8	(note 2)	6.8	2.5
1999	Green Equity Investors III, LP	1.8	2.1	2.1	(note 2)	2.5	0.9
1998	Bain Capital Fund VI, LP	1.5	1.5	0.6	(note 2)	2.0	0.8
	Total Leveraged Buyout	**US$43.3**	**US$36.1**	**US$28.2**		**58.9%**	**21.7%**
Venture Capital		**US$**	**US$**	**US$**	%	%	%
2000	Doughty Hanson & Co Technology	2.5	1.4	0.4	(note 2)	3.4	1.3
2000	Gemini Israel III, LP	2.5	2.0	1.2	(note 2)	3.4	1.3
2001	Oxford Bioscience Partners IV, LP	2.5	1.9	1.6	(note 2)	3.4	1.3
2001	SVE Star Ventures	2.5	2.5	1.9	(note 2)	3.4	1.3
2000	Dolphin Communications Fund II, LP	1.3	0.8	0.5	(note 2)	1.7	0.6
	Total Venture Capital	**US$11.3**	**US$8.6**	**US$5.6**		**15.3%**	**5.8%**
Real Estate		**US$**	**US$**	**US$**	%	%	%
1999	Apollo Real Estate Investment Fund IV, LP*	5.0	5.0	3.7	(note 2)	6.8	2.5
2002	Starwood Opportunity Fund VI, LP*	5.0	5.0	8.3	(note 2)	6.8	2.5
2002	Apollo International Real Estate Fund, LP	4.0	3.9	2.5	(note 2)	5.4	2.0
2003	Blackstone Real Estate Partners IV, LP	2.5	1.6	2.0	(note 2)	3.4	1.3
2003	Colony Investors VI, LP	2.5	2.5	2.7	(note 2)	3.4	1.3
	Total Real Estate	**US$19.0**	**US$18.0**	**US$19.2**		**25.8%**	**9.6%**
Total Portfolio		**US$73.6**	**US$62.7**	**US$53.0**		**100.0%**	**37.1%**

Notes:

* Indicates one of the ten largest investments of the Company following acquisition of the Transfer Portfolio.

1. On the basis that the Company has purchased 50 per cent. of each fund interest held by The Bear Stearns Companies Inc. up to a maximum commitment size of US$5 million per interest.

2. Less than 1 per cent. ownership interest.

Transfer Portfolio valuation

The Transfer Portfolio will be purchased from The Bear Stearns Companies Inc. at fair market value as determined by the Independent Valuation Agent. For the purposes of the valuation of the Transfer Portfolio, the most recent valuations available have been used, being valuations as at 31 December 2004. As at 1 June 2005, (being the latest practicable date prior to the publication of this document) the Independent Valuation Agent appointed by the Board of Directors of the Company valued the fair market value of the Transfer Portfolio. This value, as adjusted for all capital calls net of all distributions as at that date, is US$55.0 million. The Directors' aggregate valuation based on asset values of the Transfer Portfolio is US$53.0 million. It is expected that the value of the Transfer Portfolio, as determined by the Independent Valuation Agent and as accepted by the Directors, will be adjusted in respect of (i) changes in the value of publicly traded portfolio companies comprised in the Transfer Portfolio between 1 June 2005 and the effective date of acquisition of each private equity fund interest in the Transfer Portfolio and (ii) all capital calls and distributions that occur between 1 June 2005 and the effective date of acquisition of each private equity fund interest in the Transfer Portfolio. The Independent Valuation Agent has valued the Transfer Portfolio in a manner that is consistent with the British Venture Capital Association's guidelines and standard industry practice. The valuation provided by the Independent Valuation Agent may differ materially from the valuation that would have been provided by another third party or group of third parties or the purchase price that would have been agreed as the result of negotiations between an unaffiliated buyer and seller. The Bear Stearns Companies Inc. is the ultimate parent company of the Managers. The Company's acquisition of the Transfer Portfolio creates a conflict of interest for the Managers and The Bear Stearns Companies Inc. because The Bear Stearns Companies Inc. will earn a profit from the sale of the Transfer Portfolio to the Company, and have other incentives to sell to the Company certain of the underlying investments contained in the Transfer Portfolio from its own account. The Managers and The Bear Stearns Companies Inc. have a conflicting division of loyalties regarding the Company on the one side and the Managers and The Bear Stearns Companies Inc.'s own interests on the other.

It is anticipated the acquisition of the Transfer Portfolio will occur as soon as practicable after the Company's receipt of transfer approvals from the underlying private equity managers. At any time after 30 April 2005, the Company shall have no right to purchase additional proprietary private equity fund interests from The Bear Stearns Companies Inc. or their affiliates and neither The Bear Stearns Companies Inc. nor their affiliates shall have any obligation to sell any additional proprietary private equity fund interests to the Company. See "Risk Factors: *The Company will acquire the Transfer Portfolio from an affiliate, at fair value as determined by an independent valuation agent which may result in it paying a higher or lower price than it would have paid if the purchase was made from an unaffiliated party*" on pages 5 and 6 of this document.

Valuation reporting policy following Admission

The Net Asset Value of the Company will be calculated and published quarterly with the relevant Valuation Point being 5.00pm (Guernsey time) on the last Business Day of the quarters ending 31 March, 30 June, 30 September and 31 December. Each quarterly Net Asset Value will be published through an RIS within 30 Business Days of such quarter end.

Furthermore, an estimated Net Asset Value, which will reflect changes in the Company Portfolio other than the Private Equity Portfolio, will be calculated and published twice per month with the relevant Valuation Point being 5:00p.m. (Guernsey time) on the last Business Day of the third week of each month and the last Business Day of the month. Each twice-monthly Net Asset Value will be published through an RIS within 10 Business Days of each such Valuation Point.

The Company intends to report its first Net Asset Value in respect of the period from Admission to 30 September 2005, based on the valuation of the Transfer Portfolio at its acquisition price with the valuation of the remainder of the investments in the Company Portfolio being based on the Managers' estimates (adjusted for any reported valuations, to the extent that they are available on such date). The Net Asset Value for the quarter ending 30 September 2005 will reflect the valuation information provided by the managers of the investments in the Company Portfolio themselves, some of whom may value their investments at cost rather than fair market value. Accordingly, Shareholders should bear in mind that the Managers' estimates of the value of the Transfer Portfolio as subsequently valued by the Manager when publishing the Net Asset Value of the Company for quarterly periods following 30 September 2005 may be materially different from the acquisition price of the Transfer Portfolio when placing reliance on the Company's first Net Asset Value. Valuations produced by the Managers as at the relevant quarter end are conclusive and binding on all investors.

Private equity valuation methodology following Admission

After the valuation of the Transfer Portfolio by the Independent Valuation Agent for the purposes of its acquisition following conclusion of the Placing, the Managers will value subsequent investments in the Private Equity Portfolio by following the recommendations of the British Venture Capital Association. For unquoted fund investments, the value will be the most recent valuation placed on a fund by the respective private equity sponsor, adjusted as necessary by the Managers for changes in the value of publicly traded portfolio companies comprised in the Company Portfolio and for cash flows between the Company and the fund(s) concerned which occur between the private equity sponsor's valuation date and the Company's balance sheet date. The valuation policies used by many of the private equity sponsors in undertaking such valuations will generally be in line with the recommendations of either the British Venture Capital Association or standard industry practice.

All valuations of fund interests include a provision for carried interest, where appropriate, payable to the relevant private equity sponsor.

While the Managers' normal policy will be to adopt the private equity sponsors' valuations and to reflect in the valuation of the Company Portfolio any adjustment to the valuation of their respective funds made by private equity sponsors, on occasions they may depart from this policy in the following circumstances:

- the Managers may decide not to adopt an upwards adjustment if in their opinion the adjustment made or proposed by the relevant private equity sponsor is not prudent;

- the Managers may decide to make a downward adjustment to the valuation of a fund interest in the Company Portfolio which has not been made or proposed by the private equity sponsor if they receive relevant information which has not been notified to them by the private equity sponsor or if they form a different and more cautious view than that held by the private equity sponsor; and

- the Managers may decide to make an upward adjustment to the valuation of a fund interest in the Company Portfolio which has not been made or proposed by the private equity sponsor if they receive relevant information that has occurred subsequent to the issuance of the general partner valuation, such as in cases of announcements of the pending public offering or sale of a portfolio company.

The above policies will constitute the ongoing private equity valuation policy for the Company.

Secondary Portfolios

The Company may acquire secondary interests at either a premium or a discount to the respective private equity sponsor's valuation by following the valuation guidelines of the British Venture Capital Association. The Company will maintain values for any secondary interests at the price at which they were purchased until the receipt of the first valuation report from the respective private equity sponsor after the date of acquisition, at which point the acquired interests will be valued according to the Company's standard ongoing valuation methodology.

PART V

POTENTIAL STRUCTURAL CONFLICTS OF INTEREST

General

The different rights and expectations of the two share classes may give rise to conflicts of interest between them. Holders of ZDP Shares can be expected to have little or no interest in the revenue (if any) produced by the Company Portfolio save to the extent that the Company's operating costs exceed that revenue. ZDP Shareholders will have the expectation that the capital value of the Company Portfolio will be sufficient to repay the Final Capital Entitlement of the ZDP Shares on the Final Capital Entitlement Date but can be expected to have no interest in any growth in capital in excess of that pre-determined amount. Conversely, holders of Equity Shares will, by virtue of the geared nature of their investment, be interested in both increases in the capital value of the Company Portfolio in the period up to the Final Capital Entitlement Date in excess of the Final Capital Entitlement of the ZDP Shares (since this will form the basis of capital returns to be made in respect of the Equity Shares) and in the revenue that the Company Portfolio produces (and hence the level of distributions which will be capable of being paid on the Equity Shares), although Equity Shareholders should note that achieving income is only a secondary objective of the Company.

Whilst the Company's investment objective and policy will need to seek to balance the interests of Equity Shareholders in maximising capital growth (with income as a secondary objective) with the interests of the ZDP Shareholders in meeting their expected pre-determined Final Capital Entitlement with as little capital risk as possible (and with little focus on revenue generation other than to meet the Company's operating expenses) there can be no guarantee that such a balance can be achieved. Given the entitlement of Equity Shareholders to the net revenue profits (including accumulated but unpaid revenue reserves, if any) of the Company on a winding up, the Company may continue to pay distributions in circumstances where the Final Capital Entitlement of the ZDP Shareholders may not or cannot be met.

If there is a material fall in the capital value of the Company Portfolio such that the Final Capital Entitlement of the ZDP Shares is significantly uncovered, the Directors may find it impossible to meet fully the expectations of both classes of Shareholder and so will need to act in a manner which they consider to be fair and equitable to both classes of Shareholders but having regard to the entitlements of each class of Shares under the Articles.

If there is a material fall in the value of the assets in the Company Portfolio, the Company may find that its asset base is so small that it is impracticable for the Company to continue in existence. For instance, this may occur if the Company's operating costs significantly exceed its income and no prospect of recovery in asset values can be expected within a reasonable period. In this event, the Directors may resolve that the Company should be wound up voluntarily and will then convene an extraordinary general meeting for that purpose. In that event, the Directors will instruct the Managers to commence an orderly realisation of the investments of the Company and to distribute the proceeds of such realisations to Shareholders as they become available. It is envisaged that this orderly realisation process may take up to 3 years following its commencement.

Equity Shares

The Company's capital structure is such that the underlying value of assets in the Company Portfolio attributable to the Equity Shares will be geared by the performance of the assets in the Company Portfolio relative to the rising capital entitlements of the ZDP Shares. Accordingly, a positive Net Asset Value for the Equity Shareholders will be dependent upon the assets in the Company Portfolio being sufficient to meet those prior entitlements. The Equity Shares rank for repayment of capital after the ZDP Shares and any bank finance which may be in place from time to time. Potential Equity Shareholders should understand they may receive an amount less than the price paid for their Shares, or even no payment at all.

The Equity Shareholders will be entitled to all the income of the Company after fees, expenses and tax resolved by the Directors to be distributed and to all accumulated but unpaid revenue reserves. Any distributions in respect of the Equity Shares will depend on growth in the Company Portfolio. Investors are reminded that achieving income on the Equity Shares is only a secondary objective of the Company. The Company's policy of charging fees and expenses wholly to revenue account will reduce the amount of the Company's revenue available for the payment of distributions. A reduction of income from the investments in the Company Portfolio would adversely affect distributions in respect of the Equity Shares. Such a reduction could arise, for example, from lower rates of distributions received in respect of the investments in the Company Portfolio. Falls in the value of its investments could result in cuts in distributions made by the Company.

The presence of the ZDP Shares in the capital structure of the Company represents gearing for the Equity Shares which will magnify the effect of any gains or losses made in respect of the Company Portfolio during its life. The effect of different rates of compound annual growth in Total Assets as to Equity Shares is illustrated under Risk Factors, "Capital Structure Risks" on page 6 of this document. The Net Asset Value of the Equity Shares will be determined by the performance of the Company Portfolio as geared by the capital entitlement of the ZDP Shares. Equity Shareholders will benefit from any out-performance and will suffer any under-performance in respect of the Company Portfolio.

Any change in the tax treatment of dividends paid to, income received by or capital returned to the Company may reduce the dividends or other distributions paid to the holders of the Equity Shares. Any change in the tax treatment of distributions made to, or dividends paid to the holders of Equity Shares may have adverse taxation consequences for such holders.

ZDP Shares

The factors affecting the value of the investments in the Company Portfolio described under "Equity Shares" above are relevant also to the ZDP Shares.

The market value of the ZDP Shares from time to time will be affected by changes in general interest rates, with upward movements in interest rates likely to lead to reductions in the market value of the ZDP Shares.

The ZDP Shares, whilst ranking prior to the Equity Shares in respect of the repayment of up to 73.0 pence per ZDP Share from the assets in the Company Portfolio, rank behind any borrowings made by the Company that remain outstanding. In addition, the holders of Equity Shares are entitled to all the net revenue profits (including accumulated but unpaid revenue reserves) of the Company on a winding-up (after payment of all amounts due to creditors and payment of winding-up expenses) or on the Final Capital Entitlement Date even in circumstances where the Company has insufficient assets in the Company Portfolio to pay the Net Asset Value or Final Capital Entitlement, as the case may be, of the holders of ZDP Shares in full. Accordingly, the Company's net revenue profits (including accumulated but unpaid revenue reserves) will not be available to holders of ZDP Shares and the Company may continue to pay distributions in circumstances where the ZDP Shares are uncovered or where the holders of ZDP Shares have little or no prospect of receiving their Net Asset Value or Final Capital Entitlement, as the case may be.

The Final Capital Entitlement of 73.0 pence for a ZDP Share is not a guaranteed repayment amount. On a return of assets, including on a winding-up of the Company, holders of ZDP Shares would only receive their accrued entitlement if there are sufficient surplus assets of the Company (less any prior charges and winding-up expenses and less the revenue profits (including accumulated revenue reserves) of the Company) to the date of winding-up or return of such assets. Should Total Assets have fallen by more than 3.6 per cent. per annum (net of all expenses and assuming that there are the same number of Shares in issue during this period) over the Company's life to the Final Capital Entitlement Date, ZDP Shareholders will receive less than the Final Capital Entitlement. ZDP Shares are not a protected or guaranteed investment.

PART VI

GENERAL INFORMATION

1 History

(a) The Company was incorporated and registered in Guernsey on 28 April 2005 under the Companies (Guernsey) Laws 1994 to 1996 (as amended) with registered number 43107.

(b) Save for the arrangements described in paragraph 7 of this Part VI in relation to the acquisition of the Transfer Portfolio, the Company has not traded, there have been no significant changes in the financial position of the Company since its incorporation and no accounts have been drawn up.

2 Share capital

(a) As at the date of this document, the Company has an authorised share capital of £60,100 divided into 100 ordinary shares of £1 each ("Founder Shares"), which were issued at par (fully paid) for cash and are held by the subscribers to the memorandum of association, 150,000,000 redeemable participating preference shares of 0.01p each designated as Equity Shares, 150,000,000 redeemable non-participating preference shares of 0.01p each designated as Zero Dividend Preference Shares and 300,000,000 unclassified shares of 0.01p each ("Unclassified Shares"). The Unclassified Shares may be allotted and issued as Equity Shares or ZDP Shares or as one or more new classes of redeemable participating preference shares or as non-participating redeemable shares of 0.01p each ("Nominal Shares").

(b) As at the date of this document, the authorised share capital and issued share capital (all of which is fully paid-up) is as follows:

	Authorised		*Issued*	
	No. of Shares	*£ Nominal*	*No. of Shares*	*£ Nominal*
Founder Shares	100	100	100	100
Equity Shares	150,000,000	15,000	nil	nil
ZDP Shares	150,000,000	15,000	nil	nil
Unclassified Shares	300,000,000	30,000	nil	nil

(c) Assuming that the Placing is fully subscribed, the authorised share capital and the maximum issued share capital of the Company (all of which will be fully paid-up) immediately following the Placing will be as follows:

	Authorised		*Issued*	
	No. of Shares	*£ Nominal*	*No. of Shares*	*£ Nominal*
Founder Shares	100	100	100	100
Equity Shares	150,000,000	15,000	150,000,000	15,000
ZDP Shares	150,000,000	15,000	150,000,000	15,000
Unclassified Shares	300,000,000	30,000	nil	nil

(d) As at the date of this document and save as disclosed in paragraph 2(b) above, since the date of incorporation there has been no change to the share capital of the Company, no share or loan capital of the Company has been issued or agreed to be issued and no such share or loan capital of the Company is proposed to be issued or is under option or agreed conditionally or unconditionally to be put under option.

(e) As at the date of this document, the Company has no loan capital (whether outstanding or created but unissued), term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts, liabilities under acceptances or acceptance credits, finance lease commitments, hire purchase commitments, mortgages, charges, guarantees or other contingent liabilities.

(f) Save as disclosed in this document, no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any share or loan capital.

(g) In accordance with the power granted to the Board by the Articles, it is expected that Shares will be allotted pursuant to a resolution of the Board to be passed on or around 28 June 2005 conditional upon

Admission. The allotment of such Shares will not be made on a pre-emptive basis. There are no provisions of Guernsey law equivalent to sections 89 to 96 of the Companies Act 1985 of England and Wales that confer pre-emption rights on existing Shareholders in connection with the allotment of equity securities for cash and there are no pre-emption rights under the Articles of the Company.

(h) The Shares will all be in registered form. Share certificates will not be issued to such purchasers unless specifically requested or as otherwise described herein. Shares placed with non-US Persons may be held in uncertificated form. Shares placed initially with US Persons may only be held in certificated form and Share certificates will be issued in respect of such Shares to such US Persons.

(i) No Shares have been or will be issued partly paid-up, and no Shares have been issued or agreed to be issued for consideration otherwise than in cash.

(j) It is anticipated that at an extraordinary general meeting of the Company to be held prior to Admission, special resolutions will be passed authorising the cancellation of the Company's share premium account immediately following conclusion of the Placing, conditional upon the issue of the Shares pursuant to the Placing and the approval of the Court. The Company will also be authorised at the same meeting in accordance with the Companies (Purchase of Own Shares) Ordinance, 1998 to make market purchases (within the meaning of Section 5 of the said Ordinance) of up to 14.99 per cent. of Shares following Admission. The minimum price (exclusive of expenses) which may be paid for an Equity Share is 0.01p and the maximum price (exclusive of expenses) which may be paid for an Equity Share is an amount equal to 105 per cent. of the average of the market values for an Equity Share taken from the Daily Official List for the five business days immediately preceding the day on which the Equity Share is purchased or such other amount as may be permitted by the Listing Rules of the UKLA (or any applicable law or regulation) from time to time. Purchases of Equity Shares will only be made through the market for cash at prices below the prevailing Net Asset Value per Equity Share and where, immediately following any such purchases, the Cover for the ZDP Shares would not be below 1.3 times. There is no maximum price that may be paid for a ZDP Share. Purchases of ZDP Shares will only be made through the market for cash at prices below the prevailing accrued capital entitlement of a ZDP Share and where, immediately following any such purchases, the Cover for the ZDP Shares is not below the lower of 1.3 times and the Cover immediately preceding any such repurchase. No repurchase will be made at a price greater than the Net Asset Value of such Share on the date of the relevant repurchase. Such authority will expire at the earlier than 18 months from the date on which the resolution is passed or the conclusion of the annual general meeting of the Company in 2006, unless such authority is renewed prior to such time and, the Company may make a contract to purchase Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase of Shares pursuant to any such contract.

3 Memorandum and Articles of Association

The Memorandum of Association of the Company provides that the Company's objects include carrying on business as an investment company. The objects of the Company are set out in full in Clause 3 of the Memorandum of Association, which is available for inspection at the Company's registered office and as stated in paragraph 14 below.

Save as disclosed below, neither the Memorandum nor the Articles of the Company contain any restriction on the investment powers of the Company. Investors' attention is, however, drawn to the "Investment policy" section set out in Part I and the "Investment and other restrictions of the Company" section set out in paragraph 12 below.

The Articles are available for inspection at the addresses specified in paragraph 14 below. The following section is a summary of certain of the provisions of the Articles.

(a) Unclassified Shares and Founder Shares

The Directors may issue any of the Unclassified Shares of 0.01p each in the capital of the Company as Shares or as one or more classes of redeemable participating preference shares or as Nominal Shares. The Shares may be issued as one or more classes of redeemable participating preference shares.

100 Founder Shares have been issued to and are held by the subscribers to the memorandum of association.

(b) Nominal Shares

The Nominal Shares may only be issued to the Managers at par and so that the proceeds of such issue may be applied for the purpose of providing funds for the redemption of Shares in accordance with the Laws.

(c) Rights as to income

(i) The Founder Shares confer the right to receive out of the profits of the Company available for distribution as dividend and from time to time resolved to be distributed a fixed cumulative preferential dividend at the annual rate of 0.01 per cent. on the nominal amount of each of the shares, payable annually in arrears on 30 June (or, if not a Business Day, the next following Business Day) in respect of the twelve-month period ending on such date (except that the first dividend on any Founder Share will be payable in respect of the period starting on the day after the date of allotment thereof and ending on that date). For so long as there are Equity Shares in issue, the Founder Shares do not confer any further right to participate in the Company's profits.

(ii) The Nominal Shares do not carry any general right to dividends. However, a fixed dividend of £100 in aggregate shall be payable to the holders of Nominal Shares pro rata to their holdings in each year.

(iii) Subject to the rights of the holders (if any) of the Founder Shares and the Nominal Shares and to any specific rights attributable to any class or classes of Shares as described in a circular or prospectus published by the Company from time to time relating to those Shares, the Equity Shares carry the right to receive all the revenue profits of the Company (including accumulated revenue reserves) to which such Equity Shares relate which are available for distribution and from time to time determined to be distributed by way of interim and/or final dividends and at such times as the Directors may determine.

(iv) The Zero Dividend Preference Shares carry no rights to receive dividends out of the revenue or any other profits of the Company.

(d) Rights as to capital

(i) On a return of capital or other return of assets of the Company on the Final Capital Entitlement Date or on winding-up or otherwise (other than conversion, redemption pursuant to the half yearly redemption facility described in this document and the Equity Share Annual Distribution or purchase of Shares), the assets of the Company available for distribution to Shareholders after payment of all of the Company's liabilities in full will be applied as follows (and in each case distributed among the holders of Shares of each class rateably according to amounts paid up on such Shares held by them):

(a) first, any undistributed income of the Company (including any current year and accumulated revenue reserves) shall be paid to the Equity Shareholders;

(b) second, there shall be paid to holders of the Zero Dividend Preference Shares an amount equal to 41.5 pence per Zero Dividend Preference Share as increased daily at such daily compound rate as would give a final entitlement of 73.0 pence on 28 June 2013, the first such increase occurring on the day of Admission after 18.00 hours on that day and the last on 28 June 2013;

(c) third, there shall be paid to the holders of the Nominal Shares in respect of each such share the amount paid up or treated as paid up thereon;

(d) fourth, there shall be paid to the holders of the Founder Shares in respect of each such share the amount paid up or treated as paid up thereon; and

(e) fifth, subject to paragraph 3(o), there shall be paid to the holders of Equity Shares the surplus assets of the Company available for distribution.

(e) Rights as to voting

(i) (a) The Equity Shareholders shall have the rights to receive notice of, attend and vote at any general meeting of the Company. Whenever the holders of Equity Shares are entitled to vote at a general meeting of the Company, upon any resolution proposed at such a general meeting on a show of hands every holder thereof who is present in person (or being a corporation, by a duly authorised representative) shall have one vote and on a poll every holder thereof who is present in person or by proxy (or being a corporation, by a duly authorised representative) shall have one vote in respect of each Equity Share held by him.

(b) The ZDP Shareholders shall have the right to receive notice of, attend and vote at any general meeting of the Company, save in respect of any general meeting of the Company at which either a resolution relating to ZDP Refinancing or a Continuation Resolution is proposed in accordance with paragraph 3(o). Whenever the holders of ZDP Shares are entitled to vote at a general meeting of the Company, upon any resolution proposed at such a general meeting, on a show of hands every holder thereof who is present in person (or being a corporation, by a duly authorised representative) shall have one vote and on a poll every holder thereof who is present in person or by proxy (or being a corporation, by a duly authorised representative) shall have one vote in respect of each ZDP Share held by him.

(ii) subject to paragraphs (e)(iii) and (iv) below, the Company shall not, without the previous sanction of an extraordinary resolution of the holders of each of the ZDP Shares and the Equity Shares respectively passed at a separate general meeting of such holders convened and held in accordance with the provisions of the Articles of Association:

(a) issue, other than pursuant to the Placing, further shares or securities, or rights to subscribe for or to convert or exchange any securities into shares or securities or reclassify any shares unless the ZDP Test and the Equity Test are satisfied and provided further that the previous sanction of an extraordinary resolution of the holders of the ZDP Shares alone shall be required where the ZDP Test is not met and the previous sanction of an extraordinary resolution of the holders of the Equity Shares alone shall be required where the Equity Test is not met;

(b) pass a resolution amending the Article summarised under "Duration of the Company" at paragraph 3(o) below or releasing the Board from its obligation to redeem the ZDP Shares on the Final Capital Entitlement Date in accordance with paragraph (f)(i) below;

(c) other than for the redemption of ZDP Shares provided for in paragraph (f)(i) below, pass a resolution to reduce the capital of the Company in any manner, including any resolution authorising the Board to purchase or redeem Shares in the Company save that the Company may without such sanction take authority to make, and effect purchases or redemptions of its own Shares in circumstances where (i) redemption requests are made by intermediaries whose terms of business with their customers provide for the payment of commissions or fees by the customer to the intermediary by way of a realisation of a part of that customer's holding of Shares or (ii) where the ZDP Test and the Equity Test are met and provided further that the previous sanction of an extraordinary resolution of holders of the Shares alone shall be required in respect of such a purchase or redemption where the ZDP Test is not met and the previous sanction of an extraordinary resolution of the holders of the Equity Shares alone shall be required where the Equity Test is not met;

(d) pass a resolution for the voluntary winding-up of the Company, such winding-up to take effect prior to 28 June 2013 or if that day is not a Business Day the preceding Business Day;

(e) alter any object set out in the Memorandum of Association of the Company;

(f) increase the borrowing limit contained in the Articles of Association;

(g) make any material change to the Company's investment policy;

(h) make any material change to the proportions in which management expenses and finance costs are charged to the Company's revenue account and capital reserves; or

(i) pass any resolution which authorises the Directors to pay a dividend or other distribution out of the capital reserves of the Company other than a purchase or redemption of Shares permitted under sub-paragraph (c) above;

or, in respect of the following matters, without the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the Equity Shares:

(j) pass a resolution for the capitalisation of any profits or reserves of a revenue nature of the Company;

(k) pass a resolution amending the provisions of the Articles summarised in this paragraph 3(e)(ii) or paragraph 3(o); or

(l) alter the Company's accounting reference date from 30 June.

or, without the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the relevant class of Share, pass any resolution to vary, modify or abrogate any of the special rights or privileges attached to that class of Share.

For the purposes of this paragraph (e)(ii), the "ZDP Test" is that the Directors shall have calculated that, were the further shares to be issued, the rights of subscription, conversion or exchange to be immediately issued and/or exercised or the reclassification, redemption or purchase of own shares to take place on the date specified by the Directors for such calculation (the "Calculation Date") those ZDP Shares in issue immediately thereafter would have a Cover not less than, in the case of paragraphs e(ii)(a) and e(ii)(c), the lower of (i) the Cover on the ZDP Shares had such Cover been calculated immediately prior to the Calculation Date (the "Prior Cover") and (ii) 1.3 times. For this purpose, the Cover on the ZDP Shares shall be the multiple representing a fraction in which the numerator is equal to the net assets of the Company at the end of the immediately preceding month (valued by the Company's investment manager) excluding any current year and accumulated revenue reserve and the denominator is equal to the amount which would be payable to the holders of the ZDP Shares in issue on the Calculation Date as a class (and on all shares ranking as to capital in priority thereto or pari passu therewith) on the Final Capital Entitlement Date. In calculating such Cover and Prior Cover, the Directors shall:

(i) use the net assets value figure published by the Company at the end of the immediately preceding month;

(ii) (save where calculating Prior Cover) assume that the share capital or rights proposed be issued or the shares arising on reclassification or to be redeemed or purchased had been issued, exercised, reclassified, redeemed and/or purchased at the end of the month prior to the Calculation Date;

(iii) (save where calculating Prior Cover) adjust the net assets at the end of the said month by adding the minimum net consideration (if any) which would be received upon such issue and/or exercise and by deducting any consideration payable on any such redemption or purchase;

(iv) (save where calculating Prior Cover) take account of the capital entitlements to be attached to the new (or reclassified) shares or securities or rights;

(v) (save where calculating Prior Cover) aggregate the capital entitlements of the existing ZDP Shares and the capital entitlements of any new ZDP Shares (or any other shares ranking as to capital in priority thereto or pari passu therewith) to be issued or reclassified as aforesaid, in each case as at the Calculation Date; and

(vi) make such other adjustments as they consider appropriate.

The "Equity Test" is that the Directors shall have calculated on such bases and assumptions as they in their absolute discretion consider appropriate that such shares or rights would be issued, reclassified, purchased or redeemed at prices such that the Net Asset Value attributable to an Equity Share immediately after such issue, exercise, reclassification, redemption or purchase be not less than the Net Asset Value attributable to such an Equity Share immediately prior to such issue, exercise, reclassification, redemption or purchase, in each case assuming such shares or rights to be issued or exercised, reclassified, redeemed or purchased as at the date prior to that on which such issue, exercise, reclassification, redemption or purchase is finally approved by the Board.

For the purposes of this paragraph (e)(ii) any Calculation Date selected by the Directors shall not be more than 120 days prior to the proposed date of issue of such shares or rights, reclassification, redemption or purchase;

(iii) Notwithstanding paragraphs (e)(i) and (ii) above, if any offer is made (whether by the Company or any other person, and including proposals for a reduction of capital or a share repurchase or redemption) to all the holders of ZDP Shares (other than the offeror and/or persons acting in concert with the offeror) which becomes or is declared unconditional in all respects prior to 28 June 2013 and which enables the holder of the ZDP Shares to receive no later than 19 July 2013 an amount in cash not less than that to which such holders would otherwise have been entitled on a redemption of their ZDP Shares or on a winding-up of the Company in each case on 28 June 2013 (whether or not such offer is accepted in any particular case and ignoring any option to receive alternative consideration) and such offer is recommended by the Directors and stated to be, in the opinion of a financial adviser appointed by the Directors, fair and reasonable then the provisions of sub-paragraph (v) below shall apply to the holders of the ZDP Shares in relation to any resolution or resolutions proposed at any general meeting of the Company or at any separate meeting of the relevant class(es) and recommended by the Directors and stated to be, in the opinion of a financial adviser appointed by the Directors, fair and reasonable (a "Recommended Resolution") save that the provisions of paragraph (v) below shall cease as regards such Shareholders if either the Board considers that the aforementioned offer is unlikely to be honoured or the offeror breaches a material term of the offer or otherwise manifests an intention not to implement the offer;

(iv) Notwithstanding paragraphs (e)(i) and (ii) above if at any time on or before 28 June 2013 a resolution (a "Reconstruction Resolution") is proposed at any general meeting of the Company or at any separate meeting of the holders of ZDP Shares (including any meeting to be convened to consider the winding-up of the Company) to sanction any form of arrangement involving the winding-up of the Company, or the reclassification, redemption, purchase or repurchase of ZDP Shares and which in any such case enables all holders of the ZDP Shares to receive, no later than 19 July 2013, an amount in cash not less than that to which such holders would otherwise have been entitled on winding-up of the Company in accordance with the Articles of Association on 28 June 2013 then (ignoring any option to receive their entitlements otherwise than in cash) provided such arrangement is recommended by the Directors and stated to be, in the opinion of a financial adviser appointed by the Directors, fair and reasonable the provisions of paragraph (v) below shall apply to the holders of the ZDP Shares in relation to such resolution(s) save that such provisions shall cease as regards such Shareholders if the arrangement is not implemented in accordance with its terms; and

(v) Where this paragraph (v) applies in respect of any resolution, the holders of ZDP Shares present in person, by a duly authorised representative (if a corporation) or by proxy and entitled to vote and who shall vote in favour of such resolution shall collectively have four times the number of votes cast against any such resolution and the previous sanction of an extraordinary resolution of the holders of the ZDP Shares shall not be required in any case where it would otherwise be required by the Articles and where such previous sanction is required in any case by the Laws all holders of such shares present in person, by corporate representative or by proxy and entitled to vote at the relevant meeting and who shall vote in favour of any resolutions recommended by the Board shall collectively have four times the number of votes cast against any such resolutions. The vote on any Recommended Resolution or Reconstruction Resolution shall be taken on a poll.

(vi) Founder Shares

For so long as there are Shares in issue, the holders of the Founder Shares will not have any right to receive notice of or vote at any general meeting of the Company. When there are no Shares in issue, the holders of the Founder Shares will have the right to receive notice of, and to vote at, general meetings of the Company. In such circumstances, each holder of a Founder Share who is present in person or by proxy (or, being a corporation, by a duly authorised representative) at a general meeting will have on a show of hands one vote and on a poll every such holder who is present in person or by proxy (or being a corporation, by a duly authorised representative) will have one vote in respect of each Founder Share held by him.

(vii) Nominal Shares

The Nominal Shares carry no voting rights.

(viii) General

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights or restrictions whether as to income, voting, return of capital or otherwise as the Company may at any time by ordinary resolution determine and subject to and in default of such determination as the Board may determine.

(f) ***Rights as to redemption***

(i) Unless the Directors have previously been released from their obligations to do so by a special resolution of the Company (such special resolution having been duly passed not earlier than 28 June 2012 and having been sanctioned by necessary class approval), the Company shall on the Final Capital Entitlement Date compulsorily redeem all ZDP Shares in issue at an amount equal to the Final Capital Entitlement per ZDP Share or, if lower, the surplus assets of the Company available for the purpose (after payment of all prior charges) pro-rata to each ZDP Shareholder's holding of ZDP Shares, and for the avoidance of doubt "surplus assets available for the purpose" shall exclude the revenue profits (including accumulated revenue reserves) of the Company.

(ii) On any Redemption Date, each holder of Shares may, at the sole discretion of the Directors and in the manner and subject to the provisions of the Articles request the redemption of the whole or any number of the Shares comprised in their holding of Shares at the Net Asset Value per Share of the relevant class (less any redemption costs) calculated on the Redemption Date. Any policy with regards to the priority afforded to redemption requests delivered to the Company on any Redemption Date will be determined by the Directors at their sole discretion.

(iii) On any Redemption Date on which the Directors at their sole discretion opt to give effect to redemption requests, the Company will not give effect to redemption requests which, when added to any redemptions already effected on a prior Redemption Date in the same financial year, is in respect of more than 15 per cent. of Shares of the relevant class in issue as at the start of the relevant financial year (excluding from this limit, redemption requests by intermediaries whose terms of business with their customers provide for the payment of commissions or fees by the customer to the intermediary by way of a realisation of a part of that customer's holding of Shares). If on any Redemption Date the number of Shares of the relevant class for which valid redemption requests have been delivered (accompanied by any relevant documents) would, if the same were given effect to, cause the limit described in this paragraph (iii) to be exceeded, the number of Shares of the relevant class to be redeemed on such Redemption Date will be reduced pro rata according to the number of Shares of the relevant class to which each redemption request relates and each such redemption request will be deemed not to apply to the balance of the Shares of the relevant class to which it would otherwise apply.

(iv) The ability to redeem Shares in certificated form may be exercised by the holder delivering to the Company at its registered office (or to such other address or such other person as the Directors may designate for the purpose) a duly completed Redemption Notice not less than 60 days prior to the relevant Redemption Date (or if such 60th date is not a Business Day, then the immediately preceding Business Day) together with the certificate(s) (if any have been issued) in respect of the Shares to be redeemed and such other evidence as the Directors may reasonably require to prove the title of the holder and their due execution of the Redemption

Notice (as defined below) or, if the Redemption Notice is executed by some other person on their behalf, the authority of that other person to do so. The ability to redeem Shares in uncertificated form may be exercised by delivery to the Company (or such other person as the Directors may designate for the purpose) of a Redemption Notice not less than 60 days prior to the relevant Redemption Date (or if such 60th date is not a Business Day, then the immediately preceding Business Day) in accordance with the procedures prescribed by the Directors. For the purposes of the Article described in this paragraph (iv), the expression "Redemption Notice" means a notice of redemption in such form as the Directors may from time to time prescribe and may in the case of Shares in uncertificated form mean an instruction sent by means of a relevant system in such form as the Directors may from time to time prescribe. The Directors may in their absolute discretion reject any Redemption Notice in respect of a Redemption Date given at any time on or prior to such Redemption Date and/or given otherwise than in accordance with the Articles. A Redemption Notice once given may not be withdrawn without the consent of the Directors.

(v) Redemption will become effective on the relevant Redemption Date. The redemption moneys payable in respect of redemption of any certificated Shares will be paid to the holder (or, in the case of joint holders, to the holder whose name stands first in the register in respect of the Shares) by cheque despatched at their own risk within 10 Business Days of the Net Asset Value of the Company being determined or, if later, within 10 Business Days of the receipt of the certificate(s) (if any have been issued) or an indemnity in a form satisfactory to the Directors in lieu of the certificate(s) in respect of the Shares being redeemed. If a certificate includes Shares not redeemable on that occasion, a new certificate for the balance of the certificated Shares shall be issued to the holder without charge. If a holder whose certificated Shares are to be redeemed fails to deliver the certificate(s) (if issued) for those shares to the Company, the Company may retain the redemption moneys until such certificate is delivered. No person has a claim against the Company for interest on retained redemption moneys. The redemption moneys payable in respect of redemption of any uncertificated Shares will be paid within 10 Business Days of the Net Asset Value of the Company being determined to the holder by such method as may be determined by the Directors.

(vi) The Company shall not be liable for any loss or damage suffered or incurred by any holder of Shares or any other person as a result of or arising out of late settlement, howsoever such loss or damage may arise.

(vii) The Directors may, pursuant to the authority given by the Articles, consolidate and sub-divide the share capital available for issue as a consequence of a redemption of Shares pursuant to the provisions referred to in the Articles into any other class of share into which the authorised share capital of the Company is at the time divided, each of a like nominal amount as the Shares. The Directors may issue shares in anticipation of redemption to the extent permitted by the Laws and the Articles.

(viii) Subject to (i) the Company having achieved revenue profits and/or net realised gains from its portfolio of an amount at least equal to the amount of the proposed distribution, (ii) prevailing market conditions being considered acceptable by the Directors, (iii) any legal or regulatory constraints, (iv) the Directors determining that the Cover for the ZDP Shares immediately following redemptions of Shares is not below 1.3 times and (v) the Directors exercising their sole discretion to redeem any Equity Shares, the Company will redeem on 30 June in the relevant year such number of Equity Shares held by each Equity Shareholder who has made a valid election as has an aggregate Net Asset Value which represents, as closely as possible, the sum required to give in cash terms, a target of 3.0 per cent. of the Net Asset Value of the Equity Shares held by each such Equity Shareholder as at the end of the relevant financial year of the Company. The limitation on redemptions where Cover for the ZDP Shares immediately following such redemption of Shares is below 1.3 times shall not apply to redemptions by intermediaries whose terms of business with their customers provide for the payment of commissions or fees by the customer to the intermediary by way of a realisation of a part of that customer's holding of Shares, provided that, in respect of the Shares, the commissions or fees of such intermediaries do not exceed 0.75 per cent per annum of the value of the customer's holding of Shares. Elections, to be valid, must be made in accordance with the procedures prescribed by the Directors and for the purposes of the Articles described in this paragraph

3(f)(viii), the expression "election" means an election made by an Equity Shareholder in such form as the Directors may from time to time prescribe and may in the case of Equity Shares in uncertificated form mean an instruction sent by means of a relevant system in such form as the Directors may from time to time prescribe. An election, once made, may not be withdrawn without the consent of the Directors. The first financial year in respect of which redemption of Equity Shares provided by this paragraph 3(f)(viii) may take place is in respect of the period from the date of Admission to 30 June 2006 and redemption of Equity Shares will take place at the sole discretion of the Directors.

(ix) The Directors may in their absolute discretion reject any election by an Equity Shareholder to receive an annual distribution requested otherwise than in accordance with the Articles and this document. Redemption will become effective on or within 25 Business Days after the determination of the Net Asset Value for 30 June in each year if the conditions referred to in paragraph 3(f)(viii) above are satisfied.

(x) Fractions of Equity Shares will not be redeemed and where redemption would otherwise lead to a fraction of an Equity Share being created, such redemption will be rounded down to the nearest Equity Share.

(xi) Provided such Equity Shareholders who make an election for an annual distribution appear on the register of members on the record date (the "Record Date"), being 30 June of each year (or such other date as the Directors may determine), such Equity Shareholders will receive a distribution as set out in paragraph 3(f)(xii) below.

(xii) (1) The redemption moneys payable in respect of redemption of any certificated Shares will be paid to the holder (or, in the case of joint holders, to the holder whose name stands first in the register in respect of the Equity Shares) by cheque despatched at his own risk within 25 Business Days following calculation of the Net Asset Value of the Company as at 30 June (or such other date as the Directors may determine) in the year in question. The redemption moneys payable in respect of redemption of any uncertificated Equity Shares shall be paid within 25 Business Days following calculation of the Net Asset Value of the Company as at 30 June (or such other date as the Directors may determine) in the year in question.

(2) Equity Shareholders who make an election to receive a distribution and who subsequently dispose of all or part of their Equity Shares prior to the Record Date in each year will not receive a distribution in respect of those Equity Shares so disposed of.

(3) An election to receive a distribution will remain in force until such time as the Equity Shareholder revokes such election either by written notice to the Administrator or by such other means as the Directors may permit. An Equity Shareholder who has revoked their election to receive a distribution may subsequently elect to receive a distribution for a forthcoming year in such manner as the Directors may permit.

(xiii) The Company shall not be liable for any loss or damage suffered or incurred by any holder of Equity Shares or any other person as a result of or arising out of late settlement, howsoever such loss or damage may arise.

(xiv) The Company may from time to time redeem at par all or any of the Nominal Shares for the time being issued and outstanding out of any monies which may lawfully be applied for the purpose on at least one month's written notice.

(xv) The Directors, by written notice to any Shareholder, may suspend the redemption requests of such Shareholder if the Directors, in consultation with the Managers, reasonably deem it necessary to do so to comply with anti-money laundering regulations applicable to the Company, the Managers, the Administrator or any of the Company's other service providers.

(g) Variation of rights and alteration of capital

(i) The special rights attached to any class of Shares (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a separate meeting of the holders of such Shares. The necessary quorum shall be two or more persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class (but at any adjourned meeting of such holders where a quorum as defined above is not present those holders who are present in person or by proxy shall be a quorum). Every holder of Shares of the class concerned shall be entitled at such meeting to one vote for every share held by him on a poll. The special rights conferred upon the holders of Shares or any shares or class of shares issued with preferred, deferred, or other special rights shall not be deemed to be varied by the exercise of any power under the disclosure provisions requiring Shareholders to disclose an interest in the Company's shares as set out in the Articles.

(ii) The Company may by ordinary resolution:

(a) increase its share capital by such sum, to be divided into Shares of such amount, as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c) cancel any Shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of the shares so cancelled;

(d) subject to the provisions of the Laws, sub-divide its Shares, or any of them, into Shares of smaller amount; and

(e) subject to the provisions of the Laws, purchase, or enter into a contract under which it will or may purchase, any of its own Shares of any class.

(iii) Subject to the provisions of the Laws, the Company may by special resolution reduce its share capital, any capital redemption reserve or share premium account in any manner.

(h) Issue of Shares

Subject to the provisions of the Articles, the Company's unissued Shares (whether forming part of the original or any increased Share capital) shall be at the disposal of the Board which may offer, allot, grant options over, or otherwise dispose of them to such persons, for such consideration, on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount and so that the amount payable on application on each share shall be fixed by the Board.

(i) Transfer of Shares

Subject to the restrictions noted below as may be applicable and to paragraphs 3(l) and 10 below, any member may transfer all or any of his Shares in any form which the Board may accept.

Any written instrument of transfer of a Share must be signed by or on behalf of the transferor, and in the case of a partly-paid share the transferee, and the transferor will be deemed to remain the holder of the Share until the name of the transferee is entered in the register.

The Board may, in its absolute discretion and without assigning any reasons therefore, refuse to register a transfer of any Share in certificated form which is not fully paid or on which the Company has a lien to any person of whom it does not approve, provided that this restriction on transfers of partly-paid Shares will only be exercised if this would not prevent dealings in the Shares from taking place on an open and proper basis on the London Stock Exchange.

The Board may also refuse to register any transfer of a Share unless:

(i) the instrument of transfer is lodged with the Company;

(ii) the instrument of transfer is in respect of only one class of Share; and

(iii) *in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be* transferred does not exceed four.

If the Board refuses to register a transfer they must, within two months of the date on which the instrument of transfer was lodged with the Company, send notice of the refusal to the transferee.

In the case of the death of any one of joint holders, the survivor or survivors, and in the case of the death of a sole holder the executor or administrator, shall be the only person or persons recognised by the Company as having any title or interest in the Shares of the deceased holder.

Subject to the Laws, registration of transfers may be suspended and the register of members closed by the Directors at their discretion, provided that the register of members shall not be closed for more than 30 days in any year.

The Articles provide that the Directors may implement such arrangements as they may think fit in order for any class of Shares to be admitted to settlement by means of the CREST system. If the Directors implement any such arrangement, no provision of the Articles apply or have effect to the extent that it is in any respect inconsistent with:

(i) the holding of Shares of that class in uncertificated form;

(ii) the transfer of title to Shares of that class by means of the CREST system; or

(iii) the CREST Guernsey Requirements.

Where any class of Shares is for the time being admitted to settlement by means of the CREST system such Shares may be issued in uncertificated form in accordance with and subject as provided in the CREST Guernsey Requirements. Unless the Directors otherwise determine, such Shares held by the same Shareholder or joint Shareholders in certificated form and uncertificated form at the same time shall be treated as separate holdings. Such Shares may be changed from uncertificated to certificated form and from certificated to uncertificated form in accordance with and subject as provided in the CREST Guernsey Requirements.

Title to such of the Shares as are recorded on the register of the Company as being held in uncertificated form may be transferred only by means of the CREST system. Every transfer of Shares from a CRESTCo account of a CRESTCo member to a CRESTCo account of another CRESTCo member shall vest in the transferee a beneficial interest in the Shares transferred, notwithstanding any agreement or arrangements to the contrary however and whenever arising and however expressed.

Any Shares held by a US Person who: (i) acquired such Shares in the Placing, (ii) acquired such Shares from a US Person who acquired Shares in the Placing, or (iii) is otherwise connected by an unbroken series of US purchasers to a US Person who acquired Shares in the Placing may only be transferred after the Shareholder has notified the Company of its intention to transfer the Shares and has obtained from the transferee a signed letter addressed to the Company, with copies to the Administrator and to the Registrar, containing the representations described in the section headed "Overseas persons: United States" in paragraph 10 of this Part VI. The Registrar will not register transfers unless such a letter is provided.

Any Shares held by a US Person who: (i) acquired such Shares in the Placing, (ii) acquired such Shares from a US Person who acquired Shares in the Placing, or (iii) is otherwise connected by an unbroken series of US purchasers to a US Person who acquired Shares in the Placing must be held in certificated form and may not be transferred into CREST or any other paperless system without the prior approval of the Company. Such approval will only be granted if the transferor provides a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing a representation that the transferee is not a US Person.

The Company will refuse to register any transfer of a Share that would result in it being required to register under the Investment Company Act. Shares may not be transferred to or held by US Plan Investors, and the Company will refuse to register any transfer of a Share to a US Plan Investor.

The Directors may give notice in writing to the Shareholder of any Share which appears to have been acquired in violation of the transfer restrictions contained in this paragraph (i) requiring him within 21 days (or such extended time as in all the circumstances the Directors shall consider reasonable or such shorter time as the Directors may determine in the case of a transfer to, or holding of, a Share by the US Plan Investor) to transfer (and/or procure the disposal of interests in) such Share to another person so that the violation will be remedied. On and after the date of such notice, and until registration of a transfer of the Share to which it relates, the Share shall not confer any right to receive notice of or to attend or vote at general meetings of the Company and of any class of Shareholders and the rights to attend (whether in person or by proxy), to speak and to demand a vote on a poll which would have attached to the Share had it not appeared to the Directors to have been acquired in violation of transfer restrictions shall vest in the chairman of any such meeting. The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his direction. The chairman of any such meeting as aforesaid shall be informed by the Directors of any Share becoming or being deemed to have been acquired in violation of transfer restrictions.

If within 21 days after the giving of any notice pursuant to the paragraph above (or such extended time as in all the circumstances the Directors shall consider reasonable or such shorter time as the Directors may determine in the case of a transfer to, or holding of, a Share by a US Plan Investor) such notice is not complied with to the satisfaction of the Directors, the Directors shall arrange for the Company to sell such Share at the best price reasonably obtainable to any other person so that the violation of the transfer restrictions will be remedied. For this purpose the Directors may, in the case of a Share in certificated form, authorise in writing any officer or employee of the Company to execute on behalf of the Shareholder a transfer of the Share to a purchaser and may issue a new certificate to the purchaser and, in the case of a Share in uncertificated form, the Directors may rematerialise such Share and take such other steps (including the giving of directions to or on behalf of the Shareholder who shall be bound by them) as they think fit to effect the transfer of the Share to that person. The net proceeds of the sale of such Share shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid over the by the Company to the former Shareholder (together with interest at such rate as the Directors consider appropriate) upon surrender by him or them of the certificate for the Share.

(j) Directors

(i) Unless otherwise determined by ordinary resolution, the number of Directors shall not be less than two.

(ii) A majority of the Directors shall not be resident in the United Kingdom or the United States.

(iii) The remuneration of each Director shall be determined from time to time by the Directors provided always that the aggregate remuneration of all Directors in any 12 month period or pro rata for any lesser period shall not exceed £100,000 or such higher amount as may be approved by ordinary resolution. Any Directors who are affiliated with any of the Managers will not be entitled to remuneration.

(iv) The Directors shall also be entitled to be paid their reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Directors or committees of the Board or general meetings and all expenses properly and reasonably incurred by them in the conduct of the Company's business or in the discharge of their duties as Directors.

(v) The Company will indemnify its Directors against liabilities and expenses incurred in connection with litigation in which they may be involved because of their involvement with the Company, to the fullest extent permitted by law. The Company may also purchase and maintain insurance for the benefit of the Directors, officers, auditors of the Company or any subsidiary, including insurance against costs, charges, expenses, losses or liabilities suffered or incurred by such persons in respect of any act or omission in the actual or purported discharge of their respective duties, powers and discretions in relation to the Company.

(vi) A Director who to his knowledge is in any way, directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company, otherwise than by virtue of his interests in Shares or debentures or otherwise in or through the Company, shall disclose the nature of his interest to the Board. A Director shall not vote or be counted in the quorum in relation to any resolution of the Board or of a committee of the Board concerning any contract or arrangement or any other proposals in which he is to his knowledge alone or together with any person connected with him materially interested, save that this prohibition shall not apply in respect of a resolution:

(a) relating to the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by a Director or by any other person at the request of or for the benefit of the Company or any of its subsidiaries or a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by giving of security;

(b) where the Company or any of its subsidiaries is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

(c) relating to another company in which the Director and any persons connected with him do not to his knowledge hold an interest in shares representing one per cent. or more of either any class of the equity share capital, or the voting rights, in such company;

(d) relating to an arrangement for the benefit of the employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(e) concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors.

(vii) Neither the Laws nor the Articles contain any provision which disqualifies any person from being appointed as a Director or requires him to vacate the office of Director by reason only of the fact that he has attained 70 years or any other age.

(viii) The Board shall have the power at any time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors may not at any time exceed the number fixed pursuant to the Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election.

(ix) A Share qualification for a Director may be fixed by the Company in general meeting. At present, no qualification is required.

(k) Borrowing powers

(i) The Directors shall restrict the borrowings of the Company so as to secure that at the time of any borrowing the aggregate amount for the time being remaining undischarged of all moneys borrowed by the Company and for the time being owing to persons outside the Company shall not, except with the previous sanction of an ordinary resolution passed by the Company in general meeting, exceed an amount equal to 20 per cent. of the Adjusted Total of Capital and Reserves of the Company (as defined in paragraph k(ii) below).

(ii) "Adjusted Total of Capital and Reserves" means the aggregate of the amount paid up or credited as paid up on the issued share capital of the Company and the amounts standing to the credit or debit of the capital and revenue reserves (including share premium account, capital redemption reserve fund, investment reserve and profit and loss account) of the Company, all as shown in the latest audited balance sheet of the Company or any other balance sheet of the Company approved by the Directors but adjusted as may be appropriate in respect of any variation in such paid up share capital, share premium account, capital redemption reserve fund, investment reserve and profit and loss account since the date of such balance sheet.

(iii) The Directors and the Managers shall exercise all and any powers of the Company to borrow money subject to and in accordance with the following limitations and conditions:

(a) the terms of repayment of each borrowing shall be such that they allow repayment of the whole amount outstanding (together with any prepayment premium, penalty and expenses) on not more than 180 days' notice upon the liquidation of the Company, whensoever occurring. This shall not prevent any arrangement being made for the earlier repayment of any borrowing by consent of the Directors or, as the case may be, the lender or other person for the time being entitled to repayment thereof;

(b) subject to any applicable requirement of law, interest may be charged against the income of the Company or against the capital or partly one and partly the other as the Directors may from time to time determine;

(c) no such borrowing may be made from the Managers and/or any connected person of the Managers unless the terms of such borrowing are in line with those for the time being offered by lending banks to other similar borrowers for similar sums in the same currency and for the relevant terms, but not otherwise, and in such a case the relevant lender shall not be liable to account for any profits or benefits made or derived from or in connection with such borrowing.

(iv) Any person lending money to the Company shall be entitled to assume that the Company is acting in accordance with the Articles and shall not be concerned to enquire whether such provisions have in fact been complied with.

(l) Disclosures of interests in Shares

(i) The Directors may serve notice on any member requiring that member to disclose to the Company the identity of any person (other than the member) who has an interest in the Shares held by the member and the nature of such interest. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine. The Directors may be required to exercise their powers under the relevant Article on the requisition of members holding at the date of the deposit of the requisition not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings.

(ii) If any member is in default in supplying to the Company the information required by the Company within the prescribed period (which is 28 days after service of the notice or 14 days if the Shares concerned represent 0.25 per cent. or more in nominal value of the issued shares of the relevant class), the Directors in their absolute discretion may serve a direction notice on the member. The direction notice may direct that in respect of the Shares of which the default has occurred (the "default shares") and any other shares held by the member, the member shall not be entitled to vote in general meetings or class meetings. Where the default shares represent at least 0.25 per cent. of the class of Shares concerned the direction notice may additionally direct that dividends and/or distributions on such Shares will be retained by the Company (without interest), and that no transfer of shares (other than a transfer approved under the Articles) shall be registered until the default is rectified.

(m) Untraced Shareholders

The Company shall be entitled to sell (at a price which the Company shall use its reasonable endeavours to ensure is the best obtainable) the Shares of a member or the Shares to which a person is entitled by virtue of transmission, death or bankruptcy or otherwise by operation of law if and provided that:

(i) during the period of not less than 12 years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) at least three dividends and/or other distributions in respect of the Shares in question have become payable and no dividends and/or other distributions in respect of those Shares has been claimed; and

(ii) the Company shall following the expiry of such period of 12 years have inserted advertisements, both in a national newspaper and in a newspaper circulating in the area in which the last known address of the member at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said Shares; and

(iii) during the period of three months following the publication of such advertisements (or, if published on different dates, the last thereof) the Company shall have received indication neither of the whereabouts nor of the existence of such member or person; and

(iv) notice shall have been given to the London Stock Exchange.

In the case of Shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under any regulations relating to the holdings and/or transferring of securities in any paperless system as may be introduced from time to time.

(n) Dividend

(i) The Company in general meeting may declare a dividend but no dividend shall exceed the amount recommended by the Directors.

(ii) No dividend shall be paid other than out of profits provided always that all moneys realised on the sale or other realisation of any capital assets in excess of book value and all other moneys in the nature of accretion to capital, as determined conclusively by the Directors, will not be treated as profits available for dividend.

(iii) The Directors may, if they think fit, from time to time pay the members such interim dividends as appear to be justified by the profits of the Company.

(iv) All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No unclaimed dividend shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

(v) The Directors are also empowered to create reserves before recommending or declaring any dividend. The Directors may also carry forward any profits which they think prudent not to distribute.

(o) Duration of the Company

(i) The Directors shall formulate proposals relating to the refinancing of the ZDP Shares in order to maintain gearing for the Equity Shares by:

(a) seeking to issue a new class of zero dividend preference shares in substitution for the ZDP Shares then in issue which will be redeemed on the Final Capital Entitlement Date or such earlier date as the Directors may be permitted by sanction of Shareholders; or

(b) effecting external borrowing with one or more lenders upon terms satisfactory to the Directors having regard to the investment objective and policy of the Company, ("ZDP Refinancing"),

and such proposals for the ZDP Refinancing shall be put to Equity Shareholders by way of an ordinary resolution at an extraordinary general meeting not later than the Final Capital Entitlement Date or such earlier date as the Directors may be permitted by sanction of Shareholders.

(ii) If the ordinary resolution referred to in paragraph (o)(i) above is not passed, the Directors shall convene forthwith (but not later than 6 months from the date of the ordinary resolution being defeated) an extraordinary general meeting at which an ordinary resolution shall be proposed that the Company continue in existence (the "Continuation Resolution"). If the Continuation Resolution is not passed the Directors shall formulate and put to Equity Shareholders within 4 months of the Continuation Resolution being defeated, proposals to reorganise, reconstruct or wind up the Company.

4. Annual reports

The accounting date of the Company is 30 June each year. Copies of the audited yearly and unaudited half yearly accounts will be sent to the Company's Shareholders. The annual report is published within six months of the annual accounting date. The first annual report and accounts will be in respect of the period to 30 June 2006. The first unaudited half yearly accounts will be in respect of the period to 31 December 2005.

The Company's functional currency will be US Dollars although its annual report and accounts will be produced in Sterling. The NAV of the ZDP Shares will be reported in Sterling and the Equity Shares in US

Dollars. The Company will prepare its annual report and accounts in accordance with International Financial Reporting Standards.

5. Directors' and other interests

(a) As at 17 June 2005 (the latest practicable date prior to publication of this document), there were no interests of the Directors with respect to the Company's Shares together with any options in respect of such Shares, including the interests of a person connected with any Director that would, if the person were a Director, be required to be disclosed, and the existence of which is known or could with reasonable diligence be ascertained by that Director.

(b) No Director has or has had an interest in any transactions that are or were unusual in their nature or conditions or significant to the business of the Company or that have been executed by the Company since its incorporation and that remain in any respect outstanding or unperformed.

(c) The aggregate of the remuneration to be paid to and the benefits in kind to be granted to the Directors by the Company for the financial year ending 30 June 2006 under the arrangements in force at the date of this document are not expected to exceed £50,000.

(d) There are no existing or proposed service contracts between any of the Directors and the Company. The Chairman is entitled to annual remuneration of £20,000 and the other Directors are entitled to annual remuneration of £15,000 per annum, or such other amounts as the Company may, from time to time, determine. Mr. Sanabria has agreed to waive his director's remuneration. With the exception of Mr. Sanabria who is affiliated with the Managers, all of the Directors are independent non-executive Directors and their tenure is not fixed. There are no service contracts in place between the Company and any Director. Their remuneration, retirement and re-election will be in accordance with the Articles.

(e) No loan or guarantee has been granted or provided by the Company to or for the benefit of any Director.

(f) Over the past 5 years preceding the date hereof, the Directors have held the following directorships and/or partnerships:

Name	*Current directorships/partnerships*	*Previous directorships/partnerships*
John Loudon	Caneminster Ltd. XL London Market Ltd. XL Winterthur (UK) Holdings Ltd. XL Capital Assurance (U.K) Limited XL Capital Ltd, Bermuda Gems Oriental & General Fund Limited Gems Oriental & General Fund II Limited Gems Oriental & General Fund III Limited	BNB Resources Plc Heineken NV (Holland) Derby Trust PLC Exel PLC

Name	*Current directorships/partnerships*	*Previous directorships/partnerships*
Trevor Ash	N M Rothschild & Sons (CI) Limited Insight Investment Management (CI) Limited (formerly Rothschild Asset Management (CI) Limited) Insight Nominees (CI) Limited Blackpoint PCC Limited Blackpoint Management Limited Nemrod Diversifield Holdings Limited Insight Investment International Reserves Limited (formerly Five Arrows International Reserves Limited) Insight Investment Currency Fund Limited (formerly Five Arrows International Reserves Limited) Insight International Bond Funds Limited (formerly Five Arrows International Bond Funds Limited) Insight Investment International Funds Limited Thames River Global Funds Limited Thames River Nevsky Fund Limited Thames River Edo Fund Limited Thames River Topaz Fund Limited Thames River Garret Fund Limited Thames River Hedge Ventures Limited Thames River Property & Income Fund Limited Framlington Global Financial & Income Fund Limited (in members' voluntary liquidation) Framlington Global Financial & Income Securities Limited (in members' voluntary liquidation) Govett Asian Income and Growth Fund Limited (in members' voluntary liquidation) Henderson Absolute Return Fund Limited (in member's voluntary liquidation) Paladin Investments Limited Merrill Lynch FTSE100 Stepped Growth & Income Limited EldeRS Limited Dexion Absolute Limited The Accelerated Return Fund Limited Cazenove UK Equity Absolute Return Fund Limited Cazenove European Equity Absolute Return Fund Limited Long-Invest Capital Limited Long-Invest PCC Limited Long-Invest Portfolio Limited Quantiva Investment Management Absolute Insight Limited Absolute Insight Emerging Market Debt Limited Absolute Insight UK Equity Market Neutral Limited Absolute Insight Europe Equity Market	Insight Investment Management (Malta) Limited (formerly Rothschild Asset Management Holdings (Malta) Limited) The Five Arrows Chile Investment Trust Limited Valleta Fund Management Limited Five Arrows Chile (CI) Limited Five Arrows Fund Management N.V. (Lux) GAMAX Management AG Wilfred T Fry (C.I.) Limited Framlington Health and Income Fund Limited (in liquidation) The Indian Emerging Technology Fund Limited (in members' voluntary liquidation) RG World Fund Limited (in members' voluntary liquidation) RG Management Limited (in members' voluntary liquidation) Thames River Scimitar Fund Limited (in members' voluntary liquidation)

Name	*Current directorships/partnerships*	*Previous directorships/partnerships*
	Neutral Limited Absolute Insight Tactical Asset Allocation Limited Absolute Insight Currency Limited European Value and Income Fund Limited	
Christopher Spencer	Carib Golf Limited Dexion Trading Limited Drummonds Insurance PCC Limited Gartmore Capital SICAV Generali International Limited Generali Worldwide Insurance Company Ltd. Guernsey Gambling Control Commission ISIS Property Trust 2 Limited IPT2 Property Holdings Limited Advanced Focus Fund Limited Opportunity Investment Co. Limited RIL Insurance Limited Ruffer Investment Company Limited Safedataco.com Limited St. Johns Ambulance & Rescue Service Sitex Insurance PCC Limited Spencer Holdings Limited Thames River Global Funds Limited Thames River Nevsky Fund Limited Thames River Edo Fund Limited Thames River Topaz Fund Limited Thames River Garret Fund Limited Thames River Property Growth & Income Fund Ltd	Advanta Holdings (in members' voluntary liquidation) Thames River Scimitar Fund Limited (in members' voluntary liquidation) Guernsey Post Limited SDH Insurance Company (PCC) Ltd Gartmore Alternative Strategies PCC Limited States of Guernsey Transport Board Michaelangelo Insurance Co. Limited (in members' voluntary liquidation) Gartmore Capital Strategy Fund Limited (in members' voluntary liquidation) United Service Technologies Limited
Paul Sanabria	BDC Financial, Inc.	

(g) Mr. Ash was a director of Framlington Health & Income Fund Limited which went into insolvent liquidation in October 2002 and was subsequently dissolved. The shortfall to creditors as stated in the Statement of Affairs as at 24 November 2003 amounted to £11.2 million. Mr. Richard Garrard and Mr. David Harvey of Deloitte & Touche were appointed as joint liquidators of that company which has now been wound up with no distributions made to creditors.

(h) Save as stated in paragraph (g) above, none of the Directors has any unspent convictions, has been a director of any company at the time of or within 12 months preceding the date of its receivership, liquidation, administration, company voluntary arrangement, or any composition or arrangement with its creditors in general or any class of the creditors of such company, has had a bankruptcy order served upon him or entered into any individual voluntary arrangement. There have been no public criticisms of any Director by any statutory or regulatory authority (including designated professional bodies), nor has any Director ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company. In addition, no Director has been a partner in any partnership at the time of, or within 12 months preceding, any receivership, liquidation, administration or voluntary arrangement of such partnership, nor has a receiver been appointed over any of his assets.

6. Substantial Share interests

(a) As at 17 June 2005 (the latest practicable date prior to publication of this document), the Company is not aware of any persons who can or, immediately following the Placing could, directly or indirectly, jointly or severally, exercise control over the Company following Admission.

(b) As at 17 June 2005 (the latest practicable date prior to publication of this document), insofar as is known to the Company, no persons are, directly or indirectly, interested in 3 per cent. or more of the issued share capital (excluding Shares held in treasury) of the Company.

7. Material contracts

The following contracts, not being contracts entered into in the ordinary course of business, are all of the contracts that have been entered into by the Company since the date of its incorporation and which are, or may be, material to the Company, or are all of the contracts which have been entered into by the Company and contain any provisions under which the Company has any obligation or entitlement which is material to the Company as at the date of this document:

(a) a management agreement between the Company and the Managers dated 21 June 2005 (the "Management Agreement"), whereby the Managers, subject to the overall supervision of the Directors, were appointed as the Company's investment managers and under the terms of which the Managers provide or procure the provision to the Company of discretionary investment management and other services. The Management Agreement may be terminated by either party on giving not less than twelve months' notice in writing not to be given before the second anniversary of Admission or immediately by the Company as a result of material or persistent breach by the Managers of their obligations under the agreement or the insolvency of either of the Managers or if the Company is in the course of being wound up under the provisions of its Articles.

Pursuant to the terms of the Management Agreement, the Managers will be paid a base management fee and (if applicable) performance fees. The Managers may, at their discretion, share a portion of the management and/or performance fees they receive from the Company with their affiliates for procuring placees under the Placing.

The base management fee payable will be paid monthly at a rate equivalent to 1.0 per cent. of the Company's Total Assets per annum exclusive of any applicable taxes, and will be paid in arrears.

In addition, the Managers may also be entitled to a performance fee if the aggregate Net Asset Value of the Equity Shares and ZDP Shares at the end of any Performance Period (as defined below) (having made adjustments for any issue and/or redemption and/or repurchase of Equity Shares and ZDP Shares or other distributions made in respect thereof) exceeds (i) the aggregate Net Asset Value of the Equity Shares and ZDP Shares at the start of the Performance Period by more than 8 per cent. (the "Performance Hurdle") and (ii) the highest previously recorded aggregate Net Asset Value of the Equity Shares and ZDP Shares as at the end of a Performance Period in respect of which a performance fee was last paid. The amount of such performance fee will be 7.5 per cent. of the total increase in the aggregate Net Asset Value per Equity Share and ZDP Share above the Performance Hurdle at the end of the relevant Performance Period over the aggregate Net Asset Value per Equity Share and ZDP Share at the start of the relevant Performance Period, multiplied by the number of issued and outstanding Equity Shares and ZDP Share at the end of the relevant Performance Period, having made adjustments for numbers of Equity Shares and ZDP Shares as described above.

The first Performance Period in respect of the Equity Shares and ZDP Shares shall commence on the date of Admission and end on 30 June 2006 and thereafter, will be each 12 month period ending on 30 June in each year.

Where Shares are redeemed or repurchased or issued or other distributions made in respect thereof during a Performance Period, the performance fee payable, if any, in such Performance Period in respect of such part or the assets attributable to such redemptions, repurchases and/or issues will be calculated on the basis set forth above.

A performance fee, if payable, in respect of any Performance Period shall accrue monthly and shall be paid annually following the completion of the calculation of the Net Asset Value for the quarter ending on 30 June in each year.

The performance fee arrangement may create an incentive for the Managers to make investments which are more speculative or subject to a greater risk of loss than would be the case if no such fee arrangement existed.

Investors should note that the calculation of the performance fee is based in part upon unrealised profits (as well as unrealised losses) and that such unrealised profits may never be realised by the Company.

If there is any doubt as to the performance fee including, but not limited to its amount, the matter shall be referred to the Auditors for determination whose decision shall be final.

Each relevant periodic base management fee and performance fee shall be paid as soon as practicable after 30 June in each year.

The Managers shall be entitled to be reimbursed all commissions, transfer fees, registration fees, stamp duty and similar liabilities properly incurred in the performance of their duties to the Company and any other costs incurred with the prior written consent of the Board.

The Management Agreement contains provisions under which the Company exempts the Managers from liability and indemnifies the Managers against liability in the absence of negligence, wilful default or fraud and permits the Managers and their affiliates to deal with parties other than the Company and to retain profits from such dealings. These warranties, exemptions from liability and indemnities are of a customary nature for contracts of this type.

Under the Management Agreement, BSAM Ltd. will be responsible, along with BSAM Inc., for managing the Private Equity Portfolio. BSAM Inc. will also be solely responsible for directing the Enhanced Cash Management Strategy. The Management Agreement contains a provision under which BSAM Inc. has been granted by the Directors of the Company the right to novate, assign or transfer all of the management services it provides to the Company to BSAM Ltd., provided that BSAM Ltd. has all necessary regulatory approvals to carry out such management services.

(b) a placing agreement, dated 21 June 2005, between the Company, Bear, Stearns & Co. Inc., Bear, Stearns International Limited, BSAM Inc., BSAM Ltd., and HSBC (the "Placing Agreement"), whereby Bear, Stearns & Co. Inc, Bear, Stearns International Limited and HSBC have agreed to act as co-placing agents in respect of the Equity Shares, the Packaged Units and the ZDP Shares, and HSBC has agreed to act as sponsor to the Company and to make application, on behalf of the Company, to the UK Listing Authority for the admission of the Shares to the Official List.

The Placing Agreement is subject to a number of conditions including the UK Listing Authority admitting the Shares to be issued pursuant to the Placing to the Official List and the London Stock Exchange admitting the Shares and the Packaged Units to be issued pursuant to the Placing to trading on its market for listed securities by 29 June 2005 (or such later date as HSBC, Bear, Stearns & Co. Inc., Bear, Stearns International Limited and the Company may agree, being not later than 30 June 2005).

HSBC is entitled to (i) a fixed corporate finance, advisory and structuring fee of £300,000, (ii) a commission equal to 1.00 per cent. of the Initial Gross Proceeds attributable to the issue of ZDP Shares (other than to specified investors as may be agreed by the parties) at their Placing Price (the "Initial ZDP Gross Proceeds") (iii) a commission equal to 2.00 per cent. of the Initial Gross Proceeds attributable to the issue of Equity Shares at their Placing Price (except to the extent that such Shares are issued to investors introduced by Bear, Stearns & Co. Inc. and/or Bear, Stearns International Limited) and (iv) to the extent that all initial fees and expenses payable by the Company in connection with this issue, (the "Total Fee Amount") is less than 2.35 per cent. (the "Target Amount") of the Initial Total Proceeds, an amount equal to one half of that shortfall.

Bear, Stearns & Co. Inc. and Bear, Stearns International Limited are jointly entitled to (i) a commission equal to 1.00 per cent. of the Initial Gross Proceeds attributable to the issue of ZDP Shares at their Placing Price for placees procured by them who subscribe for the ZDP Shares, (ii) a commission equal to 2.00 per cent. of the Initial Gross Proceeds attributable to the issue of Equity Shares at their Placing Price for investors placees procured by them who subscribe for the Equity Shares, and (iii) to the extent that the Total Fee Amount is less than 2.35 per cent. of the Initial Total Proceeds, collectively to an amount equal to one half of that shortfall.

Other than the commissions payable by the Company to the Placing Agents as described above, no commissions will be paid by the Company to placees under the Placing.

Under the Placing Agreement, which may be terminated by any of HSBC, Bear, Stearns & Co. Inc. or Bear, Stearns International Limited in certain limited circumstances, certain warranties and indemnities have been given to each of HSBC, Bear, Stearns & Co. Inc. and Bear, Stearns International Limited by the Company and/or the Managers against any liability HSBC, Bear, Stearns & Co. Inc. or Bear, Stearns International Limited incurs in performing their respective obligations under the Placing Agreement provided that such liability is not due (inter alia) to the judicially determined wilful default, gross negligence, bad faith or fraud of the relevant one of HSBC, Bear, Stearns & Co. Inc. or Bear, Stearns International Limited or such party's failure to comply with its duties and obligations under the Placing Agreement, the Listing Rules or the handbook of rules and guidance published by the Financial Services Authority. These warranties and indemnities are of a customary nature for contracts of this type.

(c) an acquisition agreement, dated 21 June 2005, between The Bear Stearns Companies Inc. and the Company (the "Transfer Portfolio Purchase Agreement"), whereby subject to certain conditions (described below) having been fulfilled prior to 31 March 2006, The Bear Stearns Companies Inc. has agreed to sell and the Company has agreed to purchase the Transfer Portfolio. The consideration for the transfer will be a cash payment as determined by the Independent Valuation Agent, and with such consideration approved by the Board, as described in this document. In addition, certain cash adjustments will be made on completion of the transfer to take account of any additional investment made or distribution received by The Bear Stearns Companies Inc. in or from the funds comprised in the Transfer Portfolio during the period from the date on which the Transfer Portfolio was valued to the date of completion of the transfer.

The Company's acquisition of the Transfer Portfolio creates a conflict of interest for the Managers and The Bear Stearns Companies Inc. because The Bear Stearns Companies Inc. will earn a profit from the sale of the Transfer Portfolio to the Company, and have other incentives to sell to the Company certain of the underlying investments contained in the Transfer Portfolio from its own account. The Managers and The Bear Stearns Companies Inc. have a conflicting division of loyalties regarding the Company on the one side and the Managers and The Bear Stearns Companies Inc.'s own interests on the other (as further described in the section of the Risk Factors entitled "*Risks relating to the acquisition of the Transfer Portfolio*" on pages 5 and 6 of this document).

Completion of the transfer of the Transfer Portfolio is conditional upon the following matters:

(i) Admission, (ii) necessary private equity sponsor consents to the transfers of the underlying interests in the Transfer Portfolio having been obtained by the Managers, (iii) the Company purchasing 50 per cent. of a private equity fund interest held by The Bear Stearns Companies Inc. (subject to a maximum commitment size of US$5 million per interest), (iv) there being no matter which, if existing at Admission, would constitute a breach of any of the warranties contained in the Transfer Portfolio Purchase Agreement, and (v) there being no breach by the Managers of any of their obligations to the Company under the Transfer Portfolio Purchase Agreement. In the event that conditions (i) to (v) have not been fulfilled to the Company's satisfaction (or waived by the Company) on or prior to 31 March 2006, the Company may terminate the Transfer Portfolio Purchase Agreement by notice in writing to the Managers.

The Transfer Portfolio Purchase Agreement contains certain warranties and representations given by The Bear Stearns Companies Inc. to the Company as at 15 June 2005, which will be repeated on the date of completion of the transfer of the Transfer Portfolio, regarding its title to the Transfer Portfolio and the information which it has provided in relation to the Transfer Portfolio.

(d) an administration and company secretarial agreement, dated 21 June 2005, between the Company and the Administrator (the "Administration and Company Secretarial Agreement") whereby the Company appointed the Administrator to act as administrator and company secretary of the Company.

The Administration and Company Secretarial Agreement is terminable in certain limited circumstances, for example, where there is a material breach of the agreement which remains unremedied within 30 days or a receiver is appointed in respect of any of the parties, or any of the parties commence winding up. The Administration and Company Secretarial Agreement is terminable on not less than 90 days notice is given by any of the parties. The Administration and Company Secretarial Agreement contains customary warranties and indemnities given to the Administrator.

Upon termination, the Administrator will be entitled to receive all fees accrued due to the date of termination but is not entitled to compensation in respect of such termination.

The Administrator will be entitled to an annual fee calculated on the Total Assets of the Company of 0.125 per cent. on the first US$100 million, 0.1 per cent. on the next US$50 million, 0.075 per cent. on the next US$50 million and 0.05 per cent. on the balance subject to a minimum annual fee of US$120,000. The fee will be payable monthly in arrear. The Administrator may, at its discretion, pay fees from this fee to any person to which it may have delegated any of its functions. The Administrator and any of its delegates will also be entitled to reimbursement of certain expenses properly incurred by it in connection with their duties.

The Administration and Company Secretarial Agreement contains provisions under which the Company exempts the Administrator from liability and indemnifies the Administrator against liability in the absence of negligence, fraud or wilful default for any loss, cost, expense or damage suffered by the Administrator in any of the following circumstances:

(i) in connection with the duties carried out by the Administrator;

(ii) in connection with the use of the internet or other electronic communication used for providing or receiving notices or information;

(iii) where the Administrator acted in good faith upon a communication believed to be genuine.

These warranties, exemptions from liability and indemnities are of a customary nature for contracts of this type.

(e) the registrar agreement, dated 21 June 2005, between the Company and the Registrar (the "Registrar Agreement") whereby the Registrar is appointed to act as registrar of the Company. Under the Registrar Agreement, the Registrar will be paid such fees as are from time to time agreed between the Company and the Registrar. The Registrar Agreement may be terminated with immediate effect by either party if, inter alia, the other party commits a material breach of the Registrar Agreement which is not remedied within 30 days of notice requiring the remedy of such breach.

8. Share certificates

Shares placed initially with non-US Persons will be in registered form and certificates will not be issued unless specifically requested. Shares placed initially with US Persons will be held in certificated form. The register of Shareholders will be maintained at the office of the Registrar.

9. General meetings

The annual general meeting of the Company will be held in Guernsey or such other place as the Directors may determine. Notices convening the annual general meeting in each year at which the audited financial statements of the Company will be presented (together with the Directors' report and accounts of the Company) will be sent to Shareholders at their registered addresses not later than 14 days before the date fixed for the meeting. Other general meetings may be convened from time to time by the Directors by sending notices to Shareholders at their registered addresses or by Shareholders requisitioning such meetings in accordance with Guernsey law, and may be held in Guernsey or elsewhere.

10. Overseas persons

The attention of investors who are not resident in, or who are not citizens of, the United Kingdom and Guernsey is drawn to sub-paragraphs (a) and (b) below:

(a) General

The offer of Shares under the Placing to persons who are resident in, or citizens of, countries other than the United Kingdom and Guernsey ("Overseas Investors") may be affected by the law of the relevant jurisdictions. Such persons should consult their professional advisers as to whether they require any government or other consents or need to observe any applicable legal requirements to enable them to subscribe for Shares under the Placing. It is the responsibility of all Overseas Investors receiving this document and/or wishing to subscribe for Shares under the Placing to satisfy themselves as to full observance of the laws of the relevant territory in connection therewith, including obtaining all necessary governmental or other consents that may be required and observing all other formalities needing to be observed and paying any issue, transfer or other taxes due in such territory.

No person receiving a copy of this document in any territory other than the United Kingdom or Guernsey may treat the same as constituting an offer or invitation to him/her, unless in the relevant territory such an offer can lawfully be made to him/her without compliance with any further registration or other legal requirements.

Persons (including, without limitation, nominees and trustees) receiving this document should not distribute or send it to any US Person or in or into the United States, Canada, Australia or Japan, their respective territories or possessions or any other jurisdiction where to do so would or might contravene local securities laws or regulations.

The Company reserves the right to treat as invalid any agreement to subscribe for Shares under the Placing if it appears to the Company or its agents to have been entered into in a manner that may involve a breach of the securities legislation of any jurisdiction.

(b) United States

The Company has not been and will not be registered under the Investment Company Act. In addition, the Shares have not been and will not be registered under the Securities Act. Consequently, the Shares may not be offered or sold or otherwise transferred within the United States or to, or for the account or benefit of, US Persons except in accordance with the Securities Act or an exemption therefrom and under circumstances which will not require the Company to register under the Investment Company Act. **Accordingly, US Persons purchasing Shares will be subject to significant restrictions on transfer.** Specifically, US Persons will only be able to resell their Shares to non-US Persons or US Persons who are also qualified purchasers within the meaning of Section 3(c)(7) of the Investment Company Act. See "Placing Arrangements: Transfer of Shares" on pages 45 to 49 of this document.

11. Taxation

The comments below are of a general and non-exhaustive nature based on the Directors' understanding of the current revenue law and practice in Guernsey, the United Kingdom and the United States, which is subject to change. The comments relate to the position of persons who are resident or ordinarily resident in Guernsey, the United Kingdom or the United States for tax purposes and who are the absolute beneficial owners of Shares and may not apply to certain classes of persons, such as dealers and insurance companies.

If you are in any doubt about your tax position, or if you may be subject to tax in a jurisdiction other than Guernsey, the United Kingdom or the United States, you should consult your professional adviser.

(a) Guernsey

The Company has tax exempt status in Guernsey for 2005 pursuant to the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989. The exemption is granted on an annual basis, subject to the payment of an annual fee to the States of Guernsey Income Tax Authority, currently fixed at £600. It is the intention of the Directors to apply for such an exemption annually.

Under current legislation in Guernsey there is no liability to capital gains tax, wealth tax, capital transfer tax or estate or inheritance tax on the issue, transfer or realisation of Shares in the Company, nor is any stamp duty or similar tax payable in Guernsey on the issue or transfer of such Shares other than a capital duty assessed on the nominal value of the authorised Share capital. This capital duty is payable on creation of the authorised Share capital by the Company and is calculated as 0.5 per cent. of the authorised nominal share capital, subject to a maximum payment of £5,000.

No withholding tax or deduction will be made on dividends or other income distributions made by the Company.

(b) United Kingdom

(i) The Company

The Directors intend to conduct the affairs of the Company so that it does not become resident in the United Kingdom for taxation purposes. Accordingly, and provided that the Company does not carry on a trade in the United Kingdom (whether or not through a branch or agency situated there), the Company will not be subject to United Kingdom income tax or corporation tax other than on any United Kingdom source income.

(ii) Shareholders

Capital Gains Tax

The Company is a closed-ended company incorporated in Guernsey and therefore the Company is not a "collective investment scheme" as defined in the UK Financial Services and Markets Act 2000. For so long as the Company is not a collective investment scheme, any profit on a disposal (including a redemption) of Shares by a Shareholder should be taxed as a capital gain for UK tax purposes. On a subsequent disposal (which includes a redemption) by an individual Shareholder who is resident or ordinarily resident in the United Kingdom for taxation purposes, the Shares may attract taper relief which reduces the amount of chargeable gain according to how long, measured in years, the Shares have been held. Holders of Shares who are bodies corporate resident in the United Kingdom for taxation purposes will benefit from indexation allowance which, in general terms, increases the capital gains tax base cost of an asset in accordance with the rise in the retail prices index.

However, the position may change during the life of the Company if, for example, a resolution is passed to the effect that the Company should become an open-ended company, whereupon the Company will become a collective investment scheme.

If the Company becomes a collective investment scheme it will be an "offshore fund" for the purposes of the United Kingdom offshore funds legislation. United Kingdom resident investors acquiring Shares in circumstances where there is a reasonable expectation of their realising the underlying value of their investment within 7 years of the date of its acquisition will have a "material interest" in the Company.

Any disposal (including redemption) after the Company becomes a collective investment scheme by a Shareholder who acquired Shares when there was such a reasonable expectation as described above will be a disposal of a "material interest in an offshore fund". In those circumstances, any gain on disposal will be taxed as income. Furthermore, the Shares may not be eligible to be held, or continue to be held, through an ISA, if the Company is regarded as an open-ended investment company.

Under the rules for taxation of corporate and government debt contained in the UK Finance Act 1996, if at any time whilst it is a collective investment scheme the Company has more than 60 per cent. by market value of its investments in debt securities, money placed at interest (other than cash awaiting investment), building society shares or holdings in unit trusts or other offshore funds with, broadly, more than 60 per cent. of their investments similarly invested, investors within the charge to corporation tax in the United Kingdom will be subject to tax as income on all profits and gains arising from the fluctuations in the value (calculated at the end of each accounting period of the investor and at the date of disposal of the interest) of the Shares, in accordance with an authorised mark to market basis of accounting. These rules will apply to such investors if the 60 per cent. limit is exceeded at any time during the investor's accounting period, even if it was not holding Shares at that time. It is not currently intended that the Company will be invested in such a way that these rules will apply.

Dividends

Dividends and other income distributions received by Shareholders will be treated as income receipts and will not carry a tax credit.

The Equity Share Annual Distribution

Any Equity Share Annual Distribution is a partial redemption of an Equity Shareholder's holding of Equity Shares. As such any profit on the redemption of Equity Shares should be taxed as a capital gain, as described above.

ISAs, PEPs, UK SSAS and SIPPs

Subject to applicable subscription limits, the Shares will be eligible for inclusion in the Stocks and Shares component of an ISA provided that the ISA manager has acquired the Shares by purchase in the market. This does not include any Shares acquired in the Placing. The Directors intend to manage the affairs of the Company so as to maintain the eligibility of the Shares for inclusion in an ISA.

Although no new PEPs may be opened and no further subscriptions made to existing PEPs, the Shares will be qualifying investments for existing PEPs provided that the PEP manager has acquired the Shares by purchase in the market. This does not include any Shares acquired in the Placing.

The Directors have been advised that Shares in the Company will be eligible for inclusion in a UK SSAS or a UK SIPPS.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

Generally, no United Kingdom stamp duty or SDRT is payable on a transfer or agreement to transfer Shares.

Other United Kingdom Tax Considerations

The Income and Corporation Taxes Act 1988 contains provisions that affect United Kingdom resident companies that are deemed to be interested in at least 25 per cent. of the profits of a non-United Kingdom resident company that is controlled by residents of the United Kingdom and that does not distribute substantially all of its income. The provisions may operate to attribute a proportion of such a company's profits to such 25 per cent. holders.

The attention of individuals ordinarily resident in the United Kingdom is drawn to the provisions of sections 739 and 740 of the Income and Corporation Taxes Act 1988, which may render them liable to income tax in respect of any undistributed income of the Company or any capital sum received from the Company.

It is anticipated that the shareholdings in the Company will be such as to ensure that the Company would not be a "close company" if it were resident in the United Kingdom (broadly, controlled by five or fewer participants). If, however, the Company would be a close company if so resident, capital gains accruing to it may be apportioned to certain United Kingdom resident Shareholders who may thereby become chargeable to capital gains tax, or corporation tax on chargeable gains, on the gains apportioned to them.

(c) United States

(i) *The Company*

In general, the US federal income taxation of the Company will depend in material part upon whether it is considered to be "engaged in a trade or business within the United States." If it is so considered, so much of the Company's income as is deemed to be "effectively connected" to that trade or business would be subject to US Federal income taxation at graduated rates, plus a "branch profits" surtax imposed on the after-tax portion of that "effectively connected" income at a flat 30 per cent. rate; the balance of the Company's income would be subject to a gross-basis US withholding tax at a flat 30 per cent. rate to the extent it consisted of "fixed or determinable annual or periodical income" from US sources. If the Company is not considered to be engaged in a US trade or business, only the withholding tax described in the previous sentence would apply.

Since as of the date of this document the only activity the Company contemplates in the United States will be the conduct, at the direction of the Managers, of trading stocks, securities, commodities and interests in partnerships engaged solely in investing and trading in stocks, securities and commodities, and since the Company will not be a dealer in stocks, securities, commodities or partnership interests, the Company should therefore not be considered to be engaged in a trade or business within the United States. Based upon the foregoing, the US federal income tax treatment of the principal categories of income expected to be derived by the Company should be as follows:

(A) The Company should not be subject to US federal income tax on capital gains realised from investment and trading activities unless such gains are derived from investments in "United States real property interests"; and

(B) Dividends and interest derived from sources outside the United States, original issue discount accrued on short-term obligations (obligations with a term of less than 184 days) and interest derived from US sources on "portfolio obligations" (which generally must be in registered form) by the Company should not be subject to US federal income or withholding tax. The Company will be subject to US withholding tax at a 30 per cent. rate on other US source interest and original issue discount, and on US source dividends.

Notwithstanding the foregoing, if the Company invests directly in a partnership that engages in activities in the United States other than investing and trading in stocks, securities and commodities such that the partnership is considered to be engaged in a trade or business within the United States, then the Company would be considered to be engaged in a trade or business within the United States and generally subject to US federal income taxation on its "effectively connected" income.

(ii) *Non-US Holders*

Unless they are independently considered to be "engaged in a trade or business within the United States" and hold their Equity Shares or ZDP Shares in connection with that trade or business, Shareholders which are not US Holders (as defined below) generally should not be subject to US federal income or withholding tax on capital gains from a disposition of their Equity Shares or ZDP Shares or on Company dividends.

(iii) *US Holders*

The following is a summary of certain US federal income tax consequences under current law of the acquisition, ownership and disposition of the Equity Shares and ZDP Shares by a US Holder (as defined below). This summary deals only with initial purchasers of the Equity Shares and ZDP Shares that are US Holders and that will hold such Shares as capital assets. This discussion does not purport to be a complete analysis of all the potential US federal income tax considerations relating to the acquisition, ownership and disposition of Equity Shares and ZDP Shares, and does not address all aspects of taxation that may be relevant to particular investors in light of their individual circumstances or to certain types of investors (including banks, insurance companies, investors liable for the alternative minimum tax, dealers in securities, US Holders whose functional currency is not the US Dollar, individual retirement accounts and other tax-deferred accounts and tax-exempt organisations) subject to special treatment under US Federal tax laws. Each prospective investor must recognise that the complexity of these laws and their accompanying interpretative regulations, when combined with the limited scope of this document, prevents a detailed explanation of all aspects of the US federal tax consequences to any investor in Equity Shares or ZDP Shares. Further, this summary does not address, take into account or anticipate any state, local or non-US tax considerations.

The following summary is based upon the sections of the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations issued under the Code, published US Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This summary does not consider the potential effects, either adverse or beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

As used herein, a "US Holder" means a beneficial owner of Equity Shares or ZDP Shares that is for US federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation or partnership organised in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

(A) *Distributions by the Company on Equity Shares*

A US Holder of Equity Shares may make an election to benefit from periodic distributions of Company profits that may be effected by partial redemptions of the Holder's Equity Shares. The US tax treatment of these periodic distributions to US Holders of Equity Shares who elect to receive such amounts will depend upon whether the distributions are treated for US federal income tax purposes as a sale or exchange of the Equity Shares or as a dividend.

(1) *Treatment as a Sale or Exchange*

Under section 302 of the Code, a US Holder of Equity Shares who elects to receive a distribution of profits effected by a partial redemption of Shares will, as a general rule, be treated as selling or exchanging the portion of the Shares redeemed by the Company if the redemption is (a) "substantially disproportionate" with respect to the US Holder, or (b) is "not essentially equivalent to a dividend" with respect to the US Holder (the "Section 302 Tests"). Each of these tests is discussed below.

If any of the Section 302 Tests is satisfied, a US Holder who elects to receive a distribution on Equity Shares will be treated as having sold the Equity Shares redeemed, and the US Federal income tax consequences of that sale will be as described below under "Sale, Redemption or Other Disposition of Equity Shares and ZDP Shares."

(2) *Treatment as a Dividend*

If none of the Section 302 tests is satisfied, then, subject to the discussion below under "Passive Foreign Investment Company Considerations," US Holders of Equity Shares electing to receive periodic distributions from the Company will be required to include in gross income for US federal income tax purposes the gross amount of such distributions, equal to the US dollar value of such distributions, to the extent that the Company has current or accumulated earnings and profits, without reduction for any income tax withheld from such distributions. Such tax withheld may be credited, subject to certain limitations, against the US Holder's federal income tax liability or, alternatively, may be deducted in computing US Federal taxable income by US Holders who itemise their deductions. To the extent that distributions exceed current or accumulated earnings and profits of the Company, then, subject to the discussion below under "Passive Foreign Investment Company Considerations," they will be treated first as a return of capital up to the US Holder's adjusted basis in the Equity Shares, and thereafter as capital gain from the sale or exchange of the Equity Shares. A distribution paid in a currency other than the US dollar will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the distribution is received by a US Holder. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the distribution is includible in income of the US Holder to the date that payment is converted into US dollars generally will be treated as ordinary income or loss.

Distributions paid by the Company to US Holders of Equity Shares that are treated as dividends will not qualify for the reduced tax rate applicable to qualified dividend income. Further, since the Company expects to be classified as a "passive foreign investment company" for US Federal income tax purposes for the Company's initial taxable year and for all subsequent taxable years, it is expected that US Holders that are corporations will not be eligible for the dividends-received deduction provided to corporations receiving dividends from certain corporations.

(3) *Section 302 Tests*

One of the following three tests must be satisfied in order for a US Holder who elects to receive periodic distributions in partial redemption of Equity Shares to treat such a redemption distribution as a sale or exchange rather than as a dividend distribution.

(a) Substantially Disproportionate Test. The receipt of cash by a US Holder will be substantially disproportionate with respect to the US Holder if (i) the percentage of the outstanding voting shares of the Company actually and constructively owned by the US Holder immediately following the redemption of Equity Shares (treating Equity Shares redeemed as not outstanding) is less than 80% of the percentage of the outstanding voting shares of the Company actually or constructively owned by the US Holder immediately before the redemption (treating Equity Shares redeemed by the Company as outstanding) and (ii) the percentage of the outstanding Equity Shares of the Company actually and constructively owned by the US Holder immediately following the redemption of Equity Shares (treating Shares redeemed as not outstanding) is less than 80% of the percentage of the outstanding Equity Shares of the Company actually and constructively owned by the US Holder immediately before the redemption (treating Equity Shares redeemed by the Company as outstanding).

(b) Not Essentially Equivalent to a Dividend Test. The receipt of cash by a US Holder of Equity Shares will not be essentially equivalent to a dividend if the US Holder's exchange of Equity Shares in the partial redemption results in a meaningful reduction of the US Holder's proportionate interest in the Company. The IRS has ruled that, in the case of publicly traded companies, even a small reduction in the proportionate interest of a small Shareholder can have the effect of a reduction in interest that is not essentially equivalent to a dividend. Whether the receipt of cash by a US Holder of Equity Shares will not be essentially equivalent to a dividend will depend on (*i*) the US Holder's particular facts and circumstances and (*ii*) the extent to which other holders of Equity Shares elect not to receive corresponding distributions, and the percentage interests owned by such non-electing holders.

(c) Complete Termination of Interest Test. The receipt of cash by a US Holder will be a complete redemption of the US Holder's interest if either (i) after the redemption, the US Holder does not actually or constructively own any Equity Shares or ZDP Shares or (ii) after the redemption, the US Holder does not actually own any Equity Shares or ZDP Shares, and the US Holder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the US Holder in accordance with the Procedures described in Section 302(c) (2) of the Code.

In determining whether any of the Section 302 tests is satisfied, a US Holder must take into account not only the Equity Shares actually owned by the US Holder, but also Shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318, a US Holder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the US Holder has an interest, or that have an interest in the US Holder, as well as any Shares the US Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

No assurance can be given that any of the Section 302 tests will be satisfied as to any particular US Holder. US Holders should consult their tax advisors concerning the application of the "substantially disproportionate test" or the "not essentially equivalent to a dividend test" to their particular circumstances.

(B) *Redemption Premium on ZDP Shares*

The Company does not expect to make distributions in respect of ZDP Shares prior to redemption of the ZDP Shares. The ZDP Shares will be redeemable by the Company for an amount that will exceed the issue price of the ZDP Shares. Subject to the discussion below under "Passive Foreign Investment Company Considerations," for US federal income tax purposes, the amount by which the redemption price for the ZDP Shares exceeds their issue price may be treated as redemption premium that is includible in income on an economic accrual basis, in advance of the receipt of cash distributions attributable to, or proceeds from the sale or redemption of, the ZDP Shares, to the extent of current and accumulated earnings and profits of the Company, under the principles applicable to accrual of original issue discount ("OID") on debt instruments.

OID on debt instruments generally must be included in income before receipt of the cash attributable to that income. The amount of OID on a debt instrument that generally must be included in income is calculated using the yield to maturity of the debt instrument, which is computed based on a constant annual rate of interest and compounding at the end of each accrual period. The amount of OID on a debt instrument that must be included in the income of a holder of the debt instrument is computed by adding the daily portions of OID with respect to the debt instrument for each day during the taxable year or portion of the taxable year that the holder holds the debt instrument. The holder of a debt instrument issued with OID may select an accrual period of any length and may vary the length of each accrual period over the term of the debt instrument. Each scheduled payment of interest or principal on the debt instrument, however, must occur on either the first or final day of an accrual period. Using this method, a holder of a debt instrument generally will include increasingly greater amounts of OID in income over the life of that holder's debt instrument.

As a result of applying the principles described in the immediately preceding paragraph to the ZDP Shares, a US Holder of a ZDP Share may be required to include in income on an economic accrual basis, to the extent of current and accumulated earnings and profits allocable to that Share, the excess of the redemption price of the ZDP Share over the issue price of that ZDP Share over the period from the date on which the ZDP Share is issued until the earliest date on which the ZDP Share may be redeemed, or required to be redeemed, by the Company. It is not clear, however, how the rules pertaining to accrual of redemption premium apply in the case of shares representing an interest in a PFIC, as discussed below under "Passive Foreign Investment Company Considerations." US Holders of ZDP Shares should consult their tax advisors concerning the application of the rules for accrual of redemption premium and the PFIC rules, including the QEF election and mark-to-market election described below.

(C) *Sale, Redemption or Other Disposition of Equity Shares and ZDP Shares*

A US Holder's adjusted tax basis in an Equity Share or ZDP Share will generally be its cost, adjusted upward to reflect net amounts included in income with respect to that Share pursuant to a QEF election or mark-to-market election (both of these elections are described below under "Passive Foreign Investment Company Considerations") and, in the case of a ZDP Share, accrued redemption premium, to the date of disposition and (ii) adjusted downward to reflect distributions not subject to tax as a result of a QEF election. Subject to the discussion below under "Passive Foreign Investment Company Considerations," a US Holder will recognise gain or loss upon the sale, redemption (to the extent the redemption is not treated as a dividend under the Section 302 Tests) or other disposition of Equity Shares or ZDP Shares equal to the difference, if any, between (i) the US dollar value of the amount of cash plus the fair market value of any property received and (ii) the US Holder's adjusted tax basis in those Shares. This gain or loss will be long-term capital gain or loss if the Shares are held for more than one year, except as described below with respect to gains on the disposition of stock in a PFIC.

Preferential tax rates apply to long-term capital gains of US Holders that are individuals, estates or trusts. Deductions for net capital losses are subject to significant limitations. For US Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

A cash basis US Holder that receives payment in a currency other than the US dollar generally will realise an amount equal to the US dollar value of the amount received, calculated by reference to the exchange rate in effect on the day the payment is received by the US Holder. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the US

Holder determines its amount realised to the date that payment is converted into US dollars generally will be treated as ordinary income or loss.

(D) *Passive Foreign Investment Company Considerations*

The Code contains rules governing "passive foreign investment companies" ("PFICs") which can have significant tax effects on US Holders of stock in certain non-US corporations. These rules do not apply to non-US Holders. A PFIC is a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, in some cases, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company expects that it will be a PFIC for its initial and all subsequent taxable years. The Company will monitor its activities and the composition of its assets from time to time and will notify US Holders promptly after the end of each taxable year if the Company determines that it qualified as a PFIC for such taxable year. The Company will also use its reasonable best efforts to comply with the record keeping requirements necessary for US Holders to elect to treat the Company as a qualified electing fund ("QEF") and to provide such US Holders with the information necessary to make such an election. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy present or future record-keeping requirements that may be imposed as a condition to making a valid QEF election.

A US person who holds stock in a non-US corporation during any year in which such corporation qualifies as a PFIC is subject to US federal income taxation under one of three alternative tax regimes, at the election of such US person. The following is a discussion of those three alternative tax regimes as they may apply to US Holders of the Shares of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a US person owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such non-US corporation.

Under the first tax regime, a US Holder of Equity Shares or ZDP Shares who elects in a timely manner to treat the Company as a QEF (an "Electing US Holder") will be subject to current US federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing US Holder and (ii) "ordinary earnings" (the excess of earnings and profits of the Company over its net capital gain), which will be taxed as ordinary income to the Electing US Holder, in each case, for the holder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

A timely QEF election also allows the Electing US Holder to (i) generally treat any gain realised on the disposition of his Equity Shares or ZDP Shares (or deemed to be realised on the pledge of his shares) as capital gain; (ii) treat such holder's share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether or make an annual election, subject to certain limitations, to defer payment of current taxes on that holder's share of the Company's annual realised net capital gain and ordinary earnings, subject to an interest charge. If the Electing US Holder is not a corporation, such an interest charge would be treated as non-deductible "personal interest".

Distributions paid by the Company from earnings and profits to US Holders of Equity Shares will not be treated as dividends to the extent previously included in the Holder's income under a QEF election.

The procedure for US Holder to make an effective QEF election will depend on whether the year of the election is the first year in the US Holder's holding period in which the Company is a PFIC. If the US Holder makes a QEF election in that first year, i.e., a timely QEF election, then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, the Company was a PFIC in a prior year during which the US Holder held Shares, then in addition to filing documents, the US Holder must elect to recognise (i) any gain that the holder would otherwise recognise if the holder sold those Shares on the qualification date or (ii) if the Company is a controlled foreign corporation, the US

Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such US Holder. The elections to recognise such gain or earnings and profits can only be made if such US Holder's holding period for the Equity Shares or the ZDP Shares includes the qualification date. By electing to recognise such gain or earnings and profits, the US Holder will be deemed to have made a timely QEF election. A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to its revocation.

If a US Holder does not make a timely QEF election during a year in which the holder holds (or is deemed to have held) the Shares and the Company is a PFIC (a "Non-Electing US Holder"), then the special rules discussed below will apply to (i) gains realised on an actual or constructive disposition of the holder's Equity Shares or ZDP Shares and (ii) certain "excess distributions," within the meaning of Section 1291 of the Code, by the Company.

Under the second tax regime, a Non-Electing US Holder generally would be required to allocate all gains realised on the disposition of the Equity Shares or ZDP Shares and all excess distributions on such Shares over its entire holding period for the Shares. All gains or excess distributions allocated to prior taxable years of the US Holder would be taxed in the current taxable year at the highest tax rate for each such prior taxable year applicable to ordinary income. The Non-Electing US Holder also would be liable for interest on the foregoing tax liability for each such prior taxable year calculated as if such liability had been due with respect to each such prior taxable year. A Non-Electing US Holder that is not a corporation must treat this interest charge as non-deductible "personal interest". The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution.

Under the third tax regime, US Holders that hold (actually or constructively) marketable stock of a non-US corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such election is made, the US Holder will generally not be subject to the special rules discussed above concerning excess distributions. Instead, any excess of the fair market value of the Equity Shares or ZDP Shares at the close of the tax year over the US Holder's adjusted basis in such Shares is included in the Holder's income. The US Holder may deduct any excess of the of the Holder's adjusted basis in the Equity Shares or ZDP Shares over the fair market value of such Shares at the close of the tax year; however, deductions are limited to the net mark-to-market gains on Shares that the Holder included in income in prior tax years. A US Holder's adjusted basis in the Equity Shares or ZDP Shares is increased by the income recognised under the mark-to-market election and decreased by the deductions allowed under the election. Income recognised under the mark-to-market election and gain on the sale of Equity Shares or ZDP Shares with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of Equity Shares or ZDP Shares with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The source of any income or losses as US or foreign source is determined as if the amount were a gain or loss from the sale of stock in the Company. There can be no assurance that Equity Shares or ZDP Shares will be deemed to be marketable stock for purposes of the mark-to-market election such that the mark-to-market election will be available to US Holders of the Shares.

If the Company is considered a PFIC at any time during a US Holder's holding period, and holds (directly or indirectly) shares of another entity that also is considered a PFIC, the US Holder generally will be treated as if it directly owned shares of the lower-tier PFIC. In that event, the US Holder will be subject to substantial tax upon the occurrence of any transaction that decreases the US Holder's proportionate interest in the lower-tier PFIC, or upon the deemed receipt of certain distributions from the lower-tier PFIC, unless the US Holder is able to make, and does in fact make, the QEF election or the mark-to-market election with respect to the lower-tier PFIC (whether or not any such election is made with respect to the upper-tier PFIC). However, there can be no assurance that any such lower-tier PFIC will comply with the record-keeping requirements or make available the information necessary to allow US Holders to elect to treat such lower-tier PFIC as a QEF. In addition, there can be no assurance that US Holders will be able to make a mark-to-market election with respect to the shares of a lower-tier PFIC even if such shares constitute marketable stock for purposes of the mark-to-market election.

The IRS has issued proposed Treasury regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganisations, and transfers at death. Generally, in such cases the basis of the Shares in the hands of the transferee and the basis of any property received in the exchange for the Shares would be increased by the amount of gain recognised. Under these proposed Treasury regulations, an Electing US Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganisations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing US Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing US Holder's Shares as of the date of death. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the Shares are transferred.

Certain special, generally adverse, rules will apply with respect to the Equity Shares and the ZDP Shares while the Company is a PFIC, whether or not it is treated as a QEF. For example, a US Holder that uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Shares.

It is not clear how the PFIC rules, including the QEF election rules and mark-to-market election rules, would apply in the case of a US Holder of ZDP Shares with redemption premium that would otherwise be required to be taken into account under rules similar to those for accrual of OID on a debt instrument, as discussed above under "Redemption Premium on ZDP Shares." The Company intends to allocate "ordinary earnings" for each taxable year first to ZDP Shares to the extent of the accrual of redemption premium with respect to those Shares for that taxable year, and then to allocate "net capital gain" to the ZDP Shares to the extent that the accrual of redemption premium with respect to those Shares for that taxable year exceeds the ordinary earnings for such year. The Company intends to allocate to the Equity Shares all ordinary earnings and net capital gain not allocated to the ZDP Shares. No assurances can be given, however, that the IRS would not challenge this allocation by the Company or, if it did, that the IRS would not prevail.

US Holders of Equity Shares or ZDP Shares should consult their tax advisors concerning the availability and desirability of making a QEF election or a mark-to-market election with respect to Shares and the treatment of income and gains with respect to Shares under the rules for accrual of redemption premium and the PFIC rules.

(E) *Controlled Foreign Corporation Considerations*

If more than 50 per cent. of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by United States persons within the meaning of Section 7701(a)(31) of the Code, each of which owns, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (each a "United States Shareholder"), the Company would be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the CFC's "Subpart F income" regardless of whether that income is actually distributed. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current US tax on their pro rata shares of the CFC's earnings invested in certain US property. Foreign tax credits may reduce the US tax on these amounts. In addition, gains from the sale or exchange of Equity Shares or ZDP Shares by a US Holder who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange will be treated as ordinary income to the extent of the current or accumulated earnings and profits of the Company attributable to the Shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for its initial taxable year or any future taxable year.

(F) *Information Reporting and Backup Withholding*

For a non-corporate US Holder, information and reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

- payments of dividends or other taxable distributions in respect of Equity Shares or ZDP Shares made within the United States, and

- the payment of proceeds from the sale of Equity Shares or ZDP Shares effected at a US office of a broker.

Additionally, backup withholding may apply to these payments if the non-corporate US Holder fails to provide an accurate taxpayer identification number or certification of exempt status, or fails to report all interest and dividends required to be shown on its US federal income tax returns.

Non-US Holders are generally exempt from backup withholding and information reporting requirements with respect to:

- dividend payments made outside the United States by the Company or another non-US payer, and

- other dividend payments and the payment of the proceeds from the sale of Equity Shares or ZDP Shares effected at a US office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

- the payer or broker does not have actual knowledge or reason to know that the holder is a United States person and the holder has furnished the payer or broker:

    - an Internal Revenue Service Form W-8BEN or an acceptable substitute on which it certifies, under penalties of perjury, that it is a non-United States person, or

    - other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with US Treasury regulations, or

    - the holder otherwise establishes an exemption.

    Payment of the proceeds from the sale of Equity Shares or ZDP Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of Equity Shares or ZDP Shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

    - the proceeds are transferred to an account maintained by the holder in the United States,

    - the payment of proceeds or the confirmation of the sale is mailed to the holder at a US address, or

    - the sale has some other specified connection with the United States as provided in US Treasury regulations,

unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or the holder otherwise establishes an exemption.

In addition, a sale of Equity Shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

- a United States person,

- a controlled foreign corporation for US tax purposes,

- a foreign person 50 per cent. or more of whose gross income is effectively connected with the conduct of a US trade or business for a specified three-year period, or

- a foreign partnership, if at any time during its tax year:

- one or more of its partners are "US persons", as defined in US Treasury Regulations, who in the aggregate hold more than 50 per cent. of the income or capital interest in the partnership, or

- such foreign partnership is engaged in the conduct of a US trade or business,

unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or the holder otherwise establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge or reason to know that the holder is a United States person.

Backup withholding is not an additional tax and will be credited against the US Holder's US federal income tax liability or refunded to the US Holder, provided that the US Holder files a tax return with the IRS.

Certain United States persons who hold interests in foreign corporations or who transfer property to foreign corporations must comply with certain US tax reporting requirements. Prospective US Holders of Shares should consult their own tax advisers about the US tax reporting requirements that may apply to them with respect to the acquisition, ownership and disposition of Shares.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Equity Shares or ZDP Shares. Further, this summary is not intended to constitute a complete analysis of all US Federal income tax consequences relating to US Holders of their acquisition, ownership and disposition of the Equity Shares or ZDP Shares. Accordingly, prospective holders of such Shares should consult their own tax advisers about the US Federal, state, local, and non-US tax consequences of the acquisition, ownership and disposition of the Shares.

12. Investment and other restrictions of the Company

The Company will only invest in accordance with its investment objective and investment policy as described in Part I of this document. In order to comply with the requirements of the UK Listing Authority and other regulatory bodies the Company undertakes to comply with the following restrictions:

- not more than 20 per cent. of the gross assets in the Company Portfolio may be lent to or invested in the securities of any one company or group (including loans to or shares in the Company's subsidiaries) at the time the investment or loan is made;

- the majority of the executive officers and Directors of the Company may not be US citizens or residents;

- not more than 50 per cent. of the Company's assets (including any uninvested cash) may be invested in investments located in the United States;

- the business of the Company may not be administered principally in the United States;

- not more than 10 per cent., in aggregate, of the value of the gross assets in the Company Portfolio at the time of Admission may be invested in other listed investment companies (including listed investment trusts) except that this restriction shall not apply to investments in investment companies or investment trusts which themselves have stated investment policies to invest no more than 15 per cent. of their gross assets in other listed investment companies (including listed investment trusts);

- not more than 15 per cent. of the gross assets in the Company Portfolio will be invested in other listed investment companies (including listed investment trusts);

- its distributable income will be principally derived from investment and it will not conduct a significant trading activity;
- the Company will not take legal or management control of any underlying company or fund in the Company Portfolio;
- dividends will not be paid unless they are covered by income received from underlying investments in the Company Portfolio;
- the distribution as dividend of surpluses arising from the realisation of investments in the Company Portfolio will be prohibited; and
- other than as set out in the investment policies of the Company in Part I of this document, transactions between the Company as principal and the underlying private equity or hedge funds (other than the buying, redemption or selling of shares or units in such funds) in the Company Portfolio will be prohibited.

13. Miscellaneous

(a) The Company is not and has not since incorporation been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened by or against it of which the Company is aware) which may have or have had a significant effect on the Company's financial position.

(b) The Managers and HSBC are or may be promoters of the Company. Save as described in paragraph 7(b) above and in this paragraph 13, no cash, securities or benefits have, since the date of incorporation, been paid or given by the Company or are now proposed to be paid or given to any promoter.

(c) The Company's preliminary expenses and the costs and expenses of and incidental to the Placing (including placing commissions, the costs of printing this document, the fees and expenses of its professional and corporate finance advisers and the expenses incurred in promoting the Shares), all of which are payable by the Company, will be 2.35 per cent. of the Initial Gross Proceeds. The net proceeds of the issue of Shares will be invested by the Managers in accordance with the Company's investment policy.

(d) The Company does not have, nor has it had since its incorporation, any employees. The Company does not have a place of business in the United Kingdom. It neither owns nor occupies any premises.

(e) The Placing Price of 57.5 pence (or its US Dollar equivalent) per Equity Share and of 42.5 pence per ZDP Share represents a premium of 57.49 pence and 42.49 pence respectively over the nominal value of such Shares.

(f) The Company's auditors are KPMG Channel Islands Limited, Chartered Accountants, of PO Box 235, 2 Grange Place, St Peter Port, Guernsey GY1 4LD.

(g) No application is being made for the Shares to be listed, or dealt in, on any stock exchange or investment exchange other than the London Stock Exchange.

(h) HSBC is a member of the London Stock Exchange and is authorised and regulated by the Financial Services Authority in the United Kingdom.

(i) HSBC has given and has not withdrawn its consent to the issue of this document and the inclusion herein of its name and the references to it in the form and context in which they appear.

(j) As a result of money laundering legislation in Guernsey the Managers reserve the right in all cases to request further documentation or information from or relating to placees or applicants under the Placing. Such documentation and information will be used to verify the identity of investors or the status of financial intermediaries.

14. Documents available for inspection

Copies of the following documents are available for inspection at the offices of Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS and at the registered office of the Company during normal business hours of any business day (Saturdays and public holidays excepted) until 30 June 2005:

(a) the material contracts referred to in paragraph 7 above;

(b) the Memorandum and Articles of Association of the Company;

(c) the Directors' letters of appointment;

(d) HSBC's letter of consent; and

(e) this document.

In addition, copies of this document are available, for inspection only, from the Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Further copies of this document may be obtained, free of charge, from the registered office of the Company and from:

HSBC Bank plc
8 Canada Square
London
E14 5HQ
United Kingdom

Bear Stearns Asset
Management Inc.
383 Madison Avenue
New York
NY 10179
United States

Bear Stearns Asset
Management Limited
45 Old Bond Street
London
W1S 4QT
United Kingdom

21 June 2005

DEFINITIONS

In this document the following expressions shall have the meanings set out below, save where the context may otherwise require:

"Administration and Company Secretarial Agreement"	the administration and company secretarial agreement between the Company, the Managers and the Administrator, details of which are set out in paragraph 7 of Part VI of this document
"Administrator" or **"Company Secretary"**	HSBC Management (Guernsey) Limited
"Admission"	admission of the Shares to the Official List and admission of the Shares and the Packaged Units to trading on the London Stock Exchange's main market for listed securities and such admissions becoming effective
"Articles"	the articles of association of the Company in force from time to time
"Auditors"	KPMG Channel Islands Limited
"BSAM Inc."	Bear Stearns Asset Management Inc.
"BSAM Inc. Affiliated Products"	investments or financial products which are managed, advised, or provided by BSAM Inc. or its affiliates
"BSAM Ltd."	Bear Stearns Asset Management Limited
"Business Day"	any day (other than a Saturday or Sunday) on which commercial banks are open for general business in London and Guernsey
"BVCA"	British Venture Capital Association
"certificated" or **"certificated form"**	not in uncertificated form
"Code"	the United States Internal Revenue Code of 1986, as amended
"Company"	Bear Stearns Private Equity Limited
"Company Portfolio"	at any time, the private equity funds, hedge funds, funds of hedge funds and other investments, rights to investments, instruments and securities in which the Company's assets are invested
"Cover"	in respect of the ZDP Shares as a class, at any date, the number of times by which the Net Asset Value of the Company (excluding for the avoidance of doubt revenue profits and accumulated revenue reserves) exceeds the aggregate amount which holders of the ZDP Shares would be entitled to receive as at the Final Capital Entitlement Date
"CREST" or "CREST system"	the paperless settlement procedure operated by CRESTCo enabling securities to be evidenced otherwise than by certificates and transferred otherwise than by written instrument
"CRESTCo"	CRESTCo Limited
"CREST Guernsey Requirements"	Rule 22 and such other of the rules and requirements of CRESTCo as may be applicable to issuers as from time to time specified in the document entitled "CREST Reference Manual" issued by CRESTCo
"Directors" or **"Board"**	the board of directors of the Company
"Enhanced Cash Management Strategy"	the strategies to be employed by the Company to ensure appropriate liquidity to meet present and future private equity commitment obligations and to increase returns on uninvested cash, including, from time to time, investment in a funds of hedge funds and/or hedge fund and/or hedge fund-related securities portfolio
"Equity Share Annual Distribution"	the facility to be operated at the Directors' discretion for the return of capital by way of partial redemption of Equity Shares, as more fully described in Part II of this document
"Equity Shareholder"	a holder of a Equity Shares
"Equity Shares"	redeemable participating preference shares of 0.01 pence each in the capital of the Company designated as Equity Shares
"ERISA"	the US Employee Retirement Income Security Act of 1974, as amended

"Final Capital Entitlement"	in respect of a ZDP Share, the accrued capital entitlement of such a share on the Final Capital Entitlement Date or, if lower, the amount per ZDP Share to which holders of ZDP Shares would be entitled, and would receive on a winding-up of the Company
"Final Capital Entitlement Date"	28 June 2013 or if such date is not a Business Day then the immediately preceding Business Day
"FSMA"	the UK Financial Services and Markets Act 2000
"HSBC" or **"the Sponsor"**	HSBC Bank plc
"HSBC Group"	HSBC Holdings plc, together with its subsidiaries, subsidiary undertakings and associates
"HSBC Private Bank"	the international private banking business of the HSBC Group
"Independent Valuation Agent"	an independent valuation agent appointed by the Board of Directors of the Company to value the Transfer Portfolio
"Initial Gross Proceeds"	the aggregate value of the Shares issued under the Placing taken at their Placing Price
"Investment Company Act"	the US Investment Company Act of 1940, as amended
"IRS"	US Internal Revenue Service
"ISA"	individual savings account
"Laws"	the Companies (Guernsey) Laws 1994 to 1996 (as amended)
"listing particulars"	this document
"Listing Rules"	the listing rules made by the UK Listing Authority pursuant to FSMA, or such successor applicable rules which are in effect from time to time
"London Stock Exchange"	London Stock Exchange plc
"Management Agreement"	the management agreement between the Company and the Managers details of which are set out in paragraph 7 of Part VI of this document
"Managers"	Bear Stearns Asset Management Inc. which is a registered investment advisor regulated in the United States by the Securities Exchange Commission and Bear Stearns Asset Management Limited, which is authorised and regulated in the United Kingdom by the UK Financial Services Authority. Bear Stearns Asset Management Limited will (with the assistance of Bear Stearns Asset Management Inc.) carry out management functions with respect to the Private Equity Portfolio. Bear Stearns Asset Management Inc. will, in addition, carry out management functions with respect to the Enhanced Cash Management Strategy
"Net Asset Value" or **"NAV"**	at any time the net asset value of the Company in total (including, for the avoidance of doubt, the Net Asset Value of the ZDP Shares as a class), or (as the context requires) per Equity Share or ZDP Share, calculated in accordance with the Company's accounting policies
"Official List"	the list maintained by the UK Listing Authority pursuant to Part VI of FSMA
"OID"	original issue discount
"Overseas Investors"	persons who are resident in, or citizens of, countries other than the United Kingdom or Guernsey
"Packaged Units"	units each comprising one Equity Share and one ZDP Share to be separately tradeable (but not listed in their own right)
"PEP"	personal equity plan
"PFIC"	Passive Foreign Investment Company
"Placing"	the conditional placing by Bear, Stearns & Co. Inc., Bear Stearns International Limited and HSBC of up to 150 million Equity Shares and up to 150 million Zero Dividend Preference Shares individually and in the form of Packaged Units, as described in this document

"Placing Agents"	Bear, Stearns & Co. Inc., Bear Stearns International Limited and HSBC
"Placing Agreement"	the placing between the Company, Bear, Stearns & Co. Inc., Bear Stearns International Limited, HSBC and the Managers, details of which are set out in paragraph 7 of Part VI of this document
"Placing Price"	the price at which the Shares are being issued pursuant to the Placing which is 57.5 pence per Equity Share (or its US Dollar equivalent), 42.5 pence per ZDP Share and 100 pence per Packaged Unit (or its US Dollar equivalent)
"Private Equity Portfolio"	the portfolio of private equity fund interests owned by the Company from time to time
"QEF"	qualified electing fund
"Redemption Date"	30 June and 31 December in each year, or if such a date is not a Business Day then the immediately preceding Business Day but does not include any date on or immediately before which a resolution to wind up the Company is passed
"Redemption Yield"	in respect of a Share or a Packaged Unit, the annually compounded rate of interest at which the total discounted values of future payments of income and capital equate to its actual or assumed value at the date of calculation
"Registrar"	Capita IRG (CI) Limited
"Registrar Agreement"	the registrar agreement between the Company and the Registrar, details of which are set out in paragraph 7(f) of Part VI of this document
"RIS"	a regulatory information service, being one of the service providers listed in Schedule 12 of the Listing Rules
"Securities Act"	the US Securities Act of 1933, as amended
"Shareholder"	a holder of Shares
"Shares"	the Equity Shares and/or the ZDP Shares, as the context may require
"SIPPS"	a self-invested personal pension scheme as defined in Regulation 3 of the UK Retirement Benefits Schemes (Restriction on Discretion to Approve) (Permitted Investments) Regulations 2001
"SSAS"	a small self-administered scheme as defined in Regulation 2 of the UK Retirement Benefits Schemes (Restriction on Discretion to Approve) (Small Self-Administered Schemes) Regulations 1991 (SI 1991/1614)
"Sterling" or **"£" or "pence"**	the lawful currency of the United Kingdom
"Total Assets"	the total assets of the Company which, for the avoidance of doubt, shall include the aggregate Net Asset Value of the ZDP Shares, as a class, any drawn down borrowings, less current liabilities (other than the principal amount of monies borrowed and excluding contingent liabilities)
"Transfer Portfolio"	the portfolio of private equity fund interests to be acquired by the Company from The Bear Stearns Companies Inc., as described in Part IV of this document
"Transfer Portfolio Purchase Agreement"	the agreement between the Company and The Bear Stearns Companies Inc. in respect of the acquisition by the Company of the Transfer Portfolio, details of which are set out in paragraph 7 of Part VI of this document
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority" or **"UKLA"**	the Financial Services Authority in its capacity as the UK listing authority
"uncertificated form" or **"in uncertificated form"**	recorded on the register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

"United States" or **"US"**	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US Dollar" or **"US$"**	the lawful currency of the United States
"US Holder"	has the meaning given to such term in paragraph 11(c)(iii) of Part VI of this document
"US Person"	has the meaning given in Regulation S under the Securities Act
"US Plan Investor"	an employee benefit plan as defined in section 3(3) of ERISA (whether or not subject to the provisions of Title 1 of ERISA, but excluding plans maintained outside the US that are described in Section 4(b)(4) of ERISA), an individual retirement account (as defined in section 408 of the Code), or any entity the assets of which are treated as the assets of any such plan or account
"Valuation Point"	the time at which the Net Asset Value of the Company is calculated generally being 5.00p.m. (Guernsey time) on the last Business Day of the third week of each month; the last Business Day of each month; and the last Business Day of a calendar quarter or such other date as the Directors may from time to time determine
"Zero Dividend Preference Shareholder"	a holder of Zero Dividend Preference Shares
"Zero Dividend Preference Shares" or **"ZDP Shares"**	redeemable participating preference shares of 0.01 pence each in the capital of the Company designated as ZDP Shares

Printed by RR Donnelley. 93963